     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998


                                                      REGISTRATION NO. 333-46885
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                           ROCK FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MICHIGAN                                6162                               38-2603955
  (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)               IDENTIFICATION NO.)

                           -------------------------

                       30600 TELEGRAPH ROAD, FOURTH FLOOR
                         BINGHAM FARMS, MICHIGAN 48025
                                 (248) 540-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DANIEL GILBERT
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           ROCK FINANCIAL CORPORATION
                       30600 TELEGRAPH ROAD, FOURTH FLOOR
                         BINGHAM FARMS, MICHIGAN 48025
                                 (248) 540-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

                                ALAN S. SCHWARTZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                          DETROIT, MICHIGAN 48226-3583
                                 (313) 256-7663
                            FAX NO.: (313) 962-0176
                                DANIEL G. BERICK
                      BERICK, PEARLMAN & MILLS CO., L.P.A.
                    1350 EATON CENTER, 1111 SUPERIOR AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 861-4900
                            FAX NO.: (216) 861-4929

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                           -------------------------
                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                        PROPOSED MAXIMUM       PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF          AMOUNT TO BE         OFFERING PRICE       AGGREGATE OFFERING        AMOUNT OF
  SECURITIES TO BE REGISTERED       REGISTERED(1)         PER SHARE(2)             PRICE(2)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Shares, par value $.01
  per share....................       3,829,500              $10.00              $38,295,000           $11,297.03
======================================================================================================================

(1) Includes 499,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee, based on a bona fide estimate of the maximum public offering price pursuant to Rule 457(a).
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                     SUBJECT TO COMPLETION, APRIL 30, 1998

PROSPECTUS
                            3,330,000 COMMON SHARES
        ROCK FINANCIAL CORPORATION LOGO

                           ROCK FINANCIAL CORPORATION

     Of the 3,330,000 common shares, par value $.01 per share (the "Common Shares"), offered hereby (the "Offering") 3,000,000 shares are being offered by Rock Financial Corporation ("Rock" or the "Company") and 330,000 shares are being sold by certain option holders of Rock (the "Selling Shareholders"). See "Principal and Selling Shareholders." Rock will not receive any of the proceeds from the sale of shares by the Selling Shareholders, but it will receive approximately $1.5 million of proceeds from the options exercised by the Selling Shareholders to acquire the shares they are selling. Simultaneously with the closing of this Offering, Rock will cease to be taxed as an S corporation under the Internal Revenue Code. In connection with the termination of its S corporation status, Rock will pay previously-earned and undistributed taxable income out of the net proceeds of the Offering to Rock's shareholders existing immediately before the closing of this Offering. Therefore, over half of the Offering proceeds will go to insiders of Rock. See "Use of Proceeds."


     At the request of the Company, the Underwriters have reserved up to 329,670 Common Shares for sale at the initial public offering price to certain Directors, officers and employees of the Company, their business associates and related parties (the "Directed Share Program"). The number of Common Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other Common Shares offered hereby.


     Prior to the Offering, there has been no public market for the Common Shares. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. Rock's Common Shares have been approved for listing on The Nasdaq National Market under the symbol "RCCK."

                         ------------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON SHARES OFFERED HEREBY.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                                                                                   PROCEEDS TO
                                PRICE TO             UNDERWRITING           PROCEEDS TO              SELLING
                                 PUBLIC              DISCOUNT(1)             COMPANY(2)            SHAREHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share..............            $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)...............            $                      $                      $                      $
====================================================================================================================

(1) Rock and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $1,300,000, payable by Rock, including expenses of the Selling Shareholders. See "Principal and Selling Shareholders."
(3) Rock has granted the Underwriters a 30-day option to purchase up to 499,500 additional Common Shares, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised
    in full, the total Price to Public will be $          , Underwriting
    Discount will be $          , Proceeds to Company will be $          and
    Proceeds to Selling Shareholders will be $          . See "Underwriting."
                         ------------------------------

     The Common Shares are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that
delivery of the Common Shares will be made on or about             , 1998 at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------

BEAR, STEARNS & CO. INC.
                                 PRUDENTIAL SECURITIES INCORPORATED
                                                         RONEY & CO.


                                  MAY   , 1998


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

NATIONAL SUPPORT CENTER, BINGHAM FARMS, MICHIGAN

                              GRACIE THE GROUNDHOG
                    . . . OFFICIAL MASCOT OF FRESH START(TM)

STORES AND BRANCHES:

MICHIGAN
Bingham Farms
Canton
Clinton Township
Detroit
Fenton
Flint
Grand Blanc
Grand Rapids
Hartland
Lansing
Rochester
Saginaw
Southgate
Ypsilanti

OHIO

Brook Park
Maple Heights
Toledo

ILLINOIS

Broadview
Hodgkins
Lansing
Skokie

INDIANA

Indianapolis

MISSOURI

Overland

NEVADA

Las Vegas

TEXAS

Bedford
Dallas

ACTIVE STATES:

Florida
Georgia
Illinois
Indiana
Kentucky
Michigan
Missouri
Nevada
Ohio
South Carolina
Texas
Fresh Start(TM) Loan Center, Hodgkins, Illinois
MAP OF UNITED STATES
SHOWING LOCATION OF STORES AND BRANCHES

                                       Rock Financial, Canton, Michigan
                                       (Conventional Mortgage Lending)

                                     Fresh Start(TM) Loan Center, Toledo, Ohio

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes to financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references in this Prospectus to "Rock" or the "Company" refer to Rock Financial Corporation. Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option (see "Underwriting"), and (ii) gives effect to a 1,118.31805-for-one stock split effected January 8, 1997.

                                  THE COMPANY


     Rock is a specialty finance company marketing conventional and sub-prime debt consolidation and home financing loans, secured primarily by first or second mortgages on one- to four-family, owner-occupied residences. The Company originates loans through 26 stores and branches, one marketing center and one call center. "Stores" are Fresh Start(TM) division locations and "branches" are Conventional Mortgage Lending division locations. Founded in 1985 by its current Chief Executive Officer and Chairman of the Board, Daniel Gilbert, Rock originates 100% of its loans through its retail operations, marketing its loans directly to consumers. The Company uses proprietary marketing methods and technology to increase its market penetration. Rock seeks to provide "world class" service to its customers, thereby encouraging them to return for future loans and refer others to Rock for loans. "World Class" service is Rock's commitment to provide superior customer service, to be responsive to customer needs and to make applying for and closing each loan as quick, efficient and convenient for the customer as possible. The Company also focuses on recruiting, developing and motivating talented people, recruited from inside and outside the consumer finance industry, to implement its business strategies. Rock believes it is creating growing brand identities and a retail franchise that will sustain its loan origination efforts.


     As a retail originator of loans, Rock earns a portion of its revenues from origination points and processing fees charged to its customers. Rock does not currently securitize its loans. Rather, it sells its loans in large bulk and whole loan sales for cash premiums in the secondary market. During 1997, Rock had revenues of $52.1 million, pre-tax income of $11.4 million and pro forma net income of $7.3 million. During 1997, Rock closed $1.2 billion of loans (12,950 loans). As of March 31, 1998, Rock had 770 employees, including 335 loan officers.


     Rock currently operates through three major divisions. Rock originates loans to individuals with impaired credit characteristics, high levels of debt service to income, unfavorable past credit experience, limited credit history, limited employment history or unverifiable income ("Sub-Prime Home Equity Loans") through its Fresh Start(TM) division. Rock owns the registered trademark for the name "Fresh Start Financial Services(R)" and has applied for a registered service mark for the name "Fresh Start(TM)." Rock originates home equity second mortgage loans to individuals with good credit histories but little or no equity in their homes ("High Loan-to-Value Loans" or "High LTV Loans") through its Specialty Lending division. During 1997, Rock closed $335.3 million of Sub-Prime Home Equity Loans and High LTV Loans (together, "Sub-Prime Loans") (6,232 loans, representing 49% of the total loans closed). Rock also originates loans that generally conform to Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("Freddie Mac") underwriting standards, or that generally meet such standards except for maximum loan size guidelines ("Conventional Loans"), through its Conventional Mortgage Lending division. During 1997, Rock closed $867.5 million of Conventional Loans (6,513 loans). Although only 28% of the total loan closings (by dollar volume) were Sub-Prime Loans in 1997, revenues from Sub-Prime Loans equaled 63% of total revenues due to the higher profit margins and interest rates associated with Sub-Prime Loans. In addition, Rock began to increase its government-insured lending operations in 1997, primarily making mortgage loans that meet the underwriting standards for Federal Housing Administration ("FHA") insurance.


     Rock's business in each division is supported by an infrastructure of sophisticated technology, highly-trained people and specialized marketing, including multimedia advertising and direct marketing operations. To identify potential customers, Rock uses internal and external databases of information regarding past and potential customers and their needs. Rock then develops proprietary customer profiles which it uses together with information from outside sources to tailor and direct its marketing efforts for each of its divisions. Rock believes that its focused marketing approach makes more efficient use of its marketing resources and leads to a higher marketing success rate than broad indiscriminate marketing aimed at a wide range of consumers.

FRESH START(TM) DIVISION

     Created in 1994, the Fresh Start(TM) division focuses on customers whose borrowing needs are not served by traditional financial institutions due to impaired credit profiles or other factors. Sub-Prime Home Equity Loans are used typically to consolidate debt (such as credit card debt) and to finance home improvements, home purchases and other consumer needs. By originating loans to individuals with impaired credit profiles, Rock is able to charge higher interest rates on its Sub-Prime Home Equity Loans than for its Conventional Loans.

     The Fresh Start(TM) division originates Sub-Prime Home Equity Loans through its network of retail loan origination stores. The majority of the Fresh Start(TM) stores are located in retail strip malls or office buildings with substantial signage. Rock supports its Fresh Start(TM) store network with an array of marketing, including multimedia advertising campaigns and direct marketing to build local awareness of the Fresh Start(TM) brand name and to grow loan volume within each market.

     As of March 31, 1998, Rock had 19 Fresh Start(TM) stores, including five stores opened before 1997, nine stores opened during 1997, and five stores opened during January 1998. In addition, in November 1997, Rock opened a pilot marketing center located within a Super Kmart(TM). Rock's Fresh Start(TM) division is using the "Fresh Start(TM)" name, adopted in 1997, in its advertising outside of Michigan and plans to convert all eight of its current Michigan "Boulder Financial" stores to Fresh Start(TM) stores in 1998. Stores that were open before 1997 closed an average of $9.9 million of Sub-Prime Home Equity Loans per store during the first quarter of 1998. Rock believes that its new stores generally mature over a twelve- to eighteen-month time period.


     The Fresh Start(TM) division closed $269.3 million of Sub-Prime Home Equity Loans (4,196 loans) during 1997. Based on information provided in the National Mortgage News (March 16, 1998), an independent industry publication, Rock believes it was one of the 20 largest retail originators of Sub-Prime Loans in the United States in 1997.


SPECIALTY LENDING DIVISION

     The Specialty Lending division, which commenced its current operations in March 1997, originates High LTV Loans secured primarily by second mortgages and with combined loan-to-value ratios (including the first mortgage balance) of up to 125% of the estimated value of the underlying property. Because High LTV Loans have little, if any, equity cushion (unlike Sub-Prime Home Equity Loans), Rock's underwriting relies principally on the creditworthiness of the customer for repayment. High LTV Loans are typically used to consolidate debt (such as credit card debt) and to finance home improvements, education, and other consumer needs.

     The Specialty Lending division markets High LTV Loans to consumers through its call center located in Bingham Farms, Michigan. During 1997, Rock closed $66.0 million of High LTV Loans (2,036 loans). As of March 31, 1998, Rock was soliciting High LTV Loans in eight states and was licensed to do business or exempt from licensing in eleven others. Rock uses extensive direct-mail marketing and significant multimedia advertising campaigns to generate inbound call volume into its call center. At various times, outbound telemarketing programs also are launched to targeted lists of consumers. The Specialty Lending division uses a specially trained sales force and relies heavily on technology and systems designed specifically for Rock. Although the current focus of the Specialty Lending division is High LTV Loans, the infrastructure of the division and the call center are designed with the ability to change focus to, or add, other types of loan products as appropriate.

CONVENTIONAL MORTGAGE LENDING DIVISION

     Since its inception in 1985, Rock has originated Conventional Loans through its Conventional Mortgage Lending division. During 1997, Rock originated $867.5 million of Conventional Loans (6,513 loans). Based on a report by Lawyer's Title Insurance Company (June 1997), Rock believes that it is the largest non-depositary-affiliated retail lender of one- to four-family residential mortgage loans in southeast Michigan. The Conventional Mortgage Lending division originates loans through seven branches, all located in southeast Michigan. Conventional Loans generally conform to the underwriting guidelines of FNMA or Freddie Mac, or they generally conform except for maximum loan size, and they are generally made to finance the purchase of a home or to refinance a home mortgage.

     Over the past 13 years, Rock has used marketing and advertising to create and enhance brand name recognition for the Rock Financial name. In conjunction with its multimedia advertising, Rock coordinates extensive direct marketing campaigns. Rock has developed third-party relationships with real estate brokers, home builders, attorneys, accountants, and financial planners, which generate referral business. Rock is also an approved, unsupervised seller/servicer of FNMA and Freddie Mac Conventional Loans and a Department of Housing and Urban Development ("HUD")-approved lender.

BUSINESS STRATEGY

     Rock's business strategy to sustain its growth in profitability while continuing to build its consumer lending operations includes: (i) enhancing consumer recognition of its "Fresh Start(TM)" and "Rock Financial" brand names in its current markets and establishing brand name recognition in new markets,
(ii) increasing the number of Fresh Start(TM) stores and expanding its call center operations into additional states, (iii) expanding the cross-selling of existing products and expanding the products offered through existing distribution channels, (iv) exploring establishing additional distribution channels, (v) providing "world class" service, and thereby distinguishing itself from its competitors, (vi) continuing to invest heavily in technology and marketing, (vii) maintaining consistent underwriting standards, and thereby maintaining secondary market interest in Rock's loans, and (viii) seeking potential acquisition opportunities.

     Simultaneously with the closing of this Offering, Rock will cease to be taxed as an S corporation under Subchapter S (an "S corporation") of the Internal Revenue Code of 1986, as amended (the "Code"), and will become subject to federal and state income taxation as a C corporation. In connection with the termination of its S corporation status, Rock will pay previously-earned and undistributed taxable income (the "Shareholder Distribution Amount") out of the net proceeds of the Offering to Rock's shareholders existing immediately before the closing of this Offering (the "Existing Shareholders") and an accounting adjustment will be made. See "Termination of S Corporation Status." Rock was incorporated in the State of Michigan on June 21, 1985. Rock's principal executive offices are located at 30600 Telegraph Road, Fourth Floor, Bingham Farms, Michigan 48025. Its telephone number is (248) 540-8000.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS.

     The following table sets forth certain unaudited financial information concerning the first quarters of 1997 and 1998.

                                                          FOR THE QUARTER ENDED
                                                                MARCH 31,
                                                        -------------------------
                                                          1997             1998
                                                        --------         --------
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Revenues:
  Net interest margin after provision for loan
     losses...........................................  $    405         $  1,247
  Loan fees and gains and losses on sale of
     mortgages........................................     7,173           17,663
  Net gain on sale of marketable securities...........       685                0
  Other income........................................        50               10
                                                        --------         --------
                                                           8,313           18,920
                                                        --------         --------
Expenses..............................................     7,192           14,818
                                                        --------         --------
  Net income..........................................     1,121            4,102
Pro forma income tax expense(1).......................       432            1,476
                                                        --------         --------
  Pro forma net income................................  $    689         $  2,626
                                                        ========         ========
OPERATING DATA:
Principal amount of loan closings:
  Fresh Start(TM).....................................  $ 48,212         $ 80,495
  Specialty Lending...................................     1,118           23,203
  Conventional Mortgage Lending.......................   184,147          370,156
  Other...............................................     2,955            9,090
                                                        --------         --------
          Total.......................................  $236,432         $482,944
                                                        ========         ========

-------------------------
(1) Pro forma income taxes reflect adjustments for federal and state income taxes as if Rock had been taxed as a C corporation rather than an S corporation.

COMPARISON OF FIRST QUARTERS OF 1997 AND 1998.


     During the first quarter of 1998, Rock closed $482.9 million of loans (5,008 loans), an increase of $246.5 million, or 104.2%, from the $236.4 million of loans (2,090 loans) closed in the first quarter of 1997. Rock's total revenues for the first quarter increased to $18.9 million in 1998, an increase of $10.6 million, or 127.7%, from the first quarter of 1997 and an increase of $1.1 million, or 6.2%, from the fourth quarter of 1997. The increase in revenues is primarily due to (i) an increase of $186.0 million, or 101.0%, in the volume of Conventional Loans closed by Rock in the first quarter of 1998 compared to the first quarter of 1997, and (ii) an increase of $54.4 million, or 110.2%, in the volume of Sub-Prime Loans closed by Rock in the first quarter of 1998 compared to the first quarter of 1997.


     Total expenses increased from $7.2 million in the first quarter of 1997 to $14.8 million in the first quarter of 1998, an increase of $7.6 million, or 106.0%, primarily due to increased commissions, increased occupancy costs for new stores and increases in general and administrative expenses that fluctuate with increases in volumes of loans closed and numbers of employees.

     The 13 stores, one marketing center and two branches that have opened since July 1, 1997 (including four stores in the fourth quarter of 1997, five stores in January 1998 and two branches in the second quarter of 1998) contributed significantly less to Rock's revenues and net income and more to its expenses in the first quarter of 1998 than stores that had been in operation for at least twelve months. The stores opened in January

1998 and some of the stores opened late in 1997 operated at a net loss aggregating approximately $1.6 million in the first quarter of 1998. Rock believes that its new stores generally mature over a twelve- to eighteen-month time period. During the first quarter of 1998, Rock sold $23.9 million fewer loans than it closed, including $35.0 million fewer Conventional Loans than it closed and $11.1 million more Sub-Prime Loans than it closed.


     As a result of increased revenues, proportionally lower expenses and lower bonuses, pre-tax income increased 265.9%, from $1.1 million in the first quarter of 1997 to $4.1 million in the first quarter of 1998. Rock's pro forma net income increased from $0.7 million in the first quarter of 1997 to $2.6 million in the first quarter of 1998, an increase of $1.9 million, or 266.2%. See "Summary Financial Data."

SEGMENT ANALYSIS OF THE FIRST QUARTER OF 1998.

     Although revenues increased in the first quarter of 1998 compared to the fourth quarter of 1997, the contribution by segment differed from quarter to quarter. In the first quarter of 1998, the Conventional Mortgage Lending division contributed $6.7 million, or 35.2%, of revenues, compared to $5.1 million, or 28.4%, in the fourth quarter of 1997. The Fresh Start(TM) division contributed $9.3 million, or 49.0%, of revenues in the first quarter of 1998, compared to $9.3 million, or 52.3%, in the fourth quarter of 1997. The Specialty Lending division contributed $2.8 million, or 14.6%, of revenues in the first quarter of 1998 compared to $3.4 million, or 19.1%, of revenues in the fourth quarter of 1997. Rock's pro forma net income increased from $2.5 million in the fourth quarter of 1997 to $2.6 million in the first quarter of 1998, an increase of $0.1 million, or 5.0%.

     FRESH START(TM) DIVISION. In January 1998, Rock opened an additional five Fresh Start(TM) stores. Stores that were open before 1997 closed an average of $9.9 million of Sub-Prime Home Equity Loans during the first quarter of 1998, compared to $9.6 million in the first quarter of 1997 and $11.4 million in the fourth quarter of 1997. See the table under the caption "Business -- Operating Divisions -- Fresh Start(TM) Division."
Management believes that loan closings in the first quarter of 1998 were lower than fourth quarter of 1997 levels partially because of the seasonality of the business (see "Business -- Seasonality") and partially because Rock moved some of its highest producing loan officers into new stores during the first quarter. Although such personnel relocations result in short-term decreases in loan production from the more mature stores from which such loan officers were moved, Rock believes that the presence of its highest producing loan officers in its new stores will enable such stores to mature and reach full productivity more quickly than if such stores were staffed solely by new loan officers. The weighted average loan fees and gains on sales of mortgages (comprising the aggregate of investor premiums and borrower points) earned by Rock on its Sub-Prime Home Equity Loans decreased by 6.7% in the first quarter of 1998 compared to the last half of 1997.

     SPECIALTY LENDING DIVISION. The Specialty Lending division expanded its activities into five additional states in the first quarter of 1998, but Rock shifted part of its Specialty Lending division's sales force from this division to handle the high demand for Conventional Loans during the first quarter of 1998. Management believes that loan closings in the first quarter of 1998 were lower than fourth quarter of 1997 levels partially because of the seasonality of the business (see "Business--Seasonality") and partially because Rock shifted part of its Specialty Lending division's sales force to handle the high demand for Conventional Loans during the first quarter of 1998. Rock expects to continue this practice in the second quarter of 1998. The weighted average loan fees and gains on sales of mortgages (comprising the aggregate of investor premiums and borrower points) earned by Rock on its High LTV Loans decreased by 13.2% in the first quarter of 1998 compared to the last half of 1997.

     CONVENTIONAL MORTGAGE LENDING DIVISION. Management believes that loan closings in the first quarter of 1998 were higher than fourth quarter of 1997 levels primarily because of the current interest rate environment which caused a significant increase in loan refinancings and, to a lesser extent, to additional loan officers and the implementation of FNMA desktop underwriting technology, partially offset by the seasonality of the business (see
"Business -- Seasonality").

     The table under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Segment Analysis (page 31)" illustrates the revenues, expenses and related contribution of each of Rock's divisions for each of the six quarters ended March 31, 1998.

                                  RISK FACTORS

     Before making an investment decision, prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the factors set forth in "Risk Factors."

                                  THE OFFERING

Common Shares offered by:
  Rock........................     3,000,000 shares

  The Selling Shareholders....     330,000 shares*

Common Shares to be
outstanding after the
  Offering....................     13,330,000 shares*


Use of Proceeds...............     To fund a distribution to the Existing
                                   Shareholders in connection with termination
                                   of Rock's status as an S corporation ($17.0
                                   million as of March 31, 1998 after giving
                                   effect to the $5.4 million tax distribution
                                   to existing shareholders on April 10, 1998
                                   and expected to increase by the time of the
                                   distribution) and to repay a portion of the
                                   amounts outstanding under Rock's warehouse
                                   line of credit used to finance, and secured
                                   by, a portion of Rock's inventory of loans
                                   (approximately $   million based on the March
                                   31, 1998 Shareholder Distribution Amount, as adjusted for the April 10, 1998 tax distribution). See "Use of Proceeds."



Nasdaq Stock Market Symbol....     "RCCK"

-------------------------
* Excludes an aggregate of up to 4,500,000 Common Shares reserved for issuance under Rock's 1996 Stock Option Plan, under which options to acquire 2,447,184 Common Shares were outstanding as of March 31, 1998. The 330,000 Common Shares being sold by the Selling Shareholders will be acquired by them on the closing date of this Offering upon exercise of stock options previously granted to them, and Rock has granted to them, effective as of the closing date of this Offering, immediately exercisable replacement options to purchase 450,000 Common Shares at the initial public offering price of the Common Shares in this Offering. At the closing of the Offering, options to purchase 3,005,684 Common Shares will be outstanding.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    YEAR ENDED DECEMBER 31, (1)
                                                      --------------------------------------------------------
                                                        1993       1994       1995        1996         1997
                                                        ----       ----       ----        ----         ----
STATEMENT OF INCOME DATA:
Revenue:
  Interest income...................................  $  2,724   $  2,310   $  3,003   $    4,267   $    8,083
  Interest expense..................................     1,819      1,746      3,012        3,669        5,150
                                                      --------   --------   --------   ----------   ----------
    Net interest margin.............................       905        564         (9)         598        2,933
  Provision for credit losses.......................        --         --         --           --         (300)
                                                      --------   --------   --------   ----------   ----------
    Net interest margin after provision for credit
      losses........................................       905        564         (9)         598        2,633
  Loan fees and gains and losses on sale of
    mortgages.......................................    16,251     10,348     17,788       27,960       47,084
  Net gain on sale of mortgage servicing(2).........        --      2,465      5,728           --           --
  Net gain (loss) on sale of marketable securities
    (3).............................................       356       (202)       346          991        2,222
  Other income......................................       677      1,348        399            6          171
                                                      --------   --------   --------   ----------   ----------
                                                        18,189     14,523     24,252       29,555       52,110
                                                      --------   --------   --------   ----------   ----------
Expenses:
  Salaries, commissions and employee benefits.......    10,306      9,514     11,272       16,425       24,811
  Stock and option holders' bonuses.................     2,026        142        546        2,297        1,592
  General and administrative expenses...............     2,761      3,159      3,726        4,646        7,630
  Marketing expenses................................       967      1,465      1,339        2,393        5,370
  Depreciation and amortization.....................       390        510        506          663        1,292
                                                      --------   --------   --------   ----------   ----------
                                                        16,450     14,790     17,388       26,424       40,695
                                                      --------   --------   --------   ----------   ----------
    Net income (loss)...............................     1,739       (267)     6,863        3,131       11,415
Pro forma income tax expense (benefit) (4)..........       626        (96)     2,471        1,127        4,109
                                                      --------   --------   --------   ----------   ----------
    Pro forma net income (loss).....................  $  1,113   $   (171)  $  4,392   $    2,004   $    7,306
                                                      ========   ========   ========   ==========   ==========
PER SHARE INFORMATION:
  Pro forma net income per share:
    Basic...........................................                                                $     0.55
                                                                                                    ==========
    Diluted.........................................                                                $
                                                                                                    ==========
  Weighted average number of shares outstanding:
    Basic...........................................                                                13,330,000
                                                                                                    ==========
    Diluted.........................................
                                                                                                    ==========
OPERATING DATA:
Principal amount of loan closings:
  Fresh Start(TM)...................................  $     --   $  6,787   $ 64,403   $  147,676   $  269,275
  Specialty Lending.................................        --         --         --           --       66,043
  Conventional Mortgage Lending.....................   985,721    679,960    740,408      892,672      867,520
  Other.............................................        --         --     15,860       43,042       16,599
                                                      --------   --------   --------   ----------   ----------
    Total...........................................  $985,721   $686,747   $820,671   $1,083,390   $1,219,437
                                                      ========   ========   ========   ==========   ==========
Weighted average interest rate (fixed rate):
  Fresh Start(TM)...................................        --      12.58%     12.42%       12.64%       12.69%
  Specialty Lending.................................        --         --         --           --        15.22%
  Conventional Mortgage Lending.....................     7.36%       7.85%      8.18%        7.86%        7.99%
  Other.............................................        --         --       8.03%        8.48%        8.42%
Weighted average interest rate (adjustable rate):
  Fresh Start(TM)...................................        --      10.25%     10.91%       10.33%       11.09%
  Conventional Mortgage Lending.....................     4.68%       6.27%      6.90%        6.51%        6.83%
  Other.............................................        --         --       6.90%        7.07%        7.08%
Total number of employees at year end...............       260        255        266          399          667
Number of branches at year end:(5)
  Fresh Start(TM) Stores............................        --          1          3            5           14
  Conventional Mortgage Lending Branches............         3          8          9            4            5

                                            FOR THE                                                             FOR THE
                                             1996                                                                 1998
                                            QUARTER                                                             QUARTER
                                             ENDED                 FOR THE 1997 QUARTER ENDED (1)                ENDED
                                          -----------   ----------------------------------------------------   ----------
                                          DECEMBER 31    MARCH 31     JUNE 30     SEPTEMBER 30   DECEMBER 31    MARCH 31
                                          -----------    --------     -------     ------------   -----------    --------
QUARTERLY STATEMENT OF INCOME DATA:
Revenues:
  Net interest margin after provision
    for credit losses...................  $      306    $      405   $      454    $      829    $      945    $    1,247
  Loan fees and gains and losses on sale
    of mortgages........................       7,481         7,173       10,895        12,150        16,866        17,663
  Net gain (loss) on sale of marketable
    securities (3)......................        (945)          685          (18)        1,587           (32)           --
  Other income..........................          51            50           52            48            21            10
                                          ----------    ----------   ----------    ----------    ----------    ----------
                                               6,893         8,313       11,383        14,614        17,800        18,920
                                          ----------    ----------   ----------    ----------    ----------    ----------
Expenses................................       7,398         7,192        8,162        11,449        13,892        14,818
                                          ----------    ----------   ----------    ----------    ----------    ----------
  Net income (loss).....................        (505)        1,121        3,221         3,165         3,908         4,102
Pro forma income tax expense (benefit)
  (4)...................................        (182)          404        1,160         1,139         1,407         1,476
                                          ----------    ----------   ----------    ----------    ----------    ----------
  Pro forma net income (loss)...........  $     (323)   $      717   $    2,061    $    2,026    $    2,501    $    2,626
                                          ==========    ==========   ==========    ==========    ==========    ==========
PER SHARE INFORMATION:
  Pro forma net income per share:
    Basic...............................  $    (0.02)   $     0.05   $     0.15    $     0.15    $     0.19    $     0.20
                                          ==========    ==========   ==========    ==========    ==========    ==========
    Diluted.............................  $             $            $             $             $             $
                                          ==========    ==========   ==========    ==========    ==========    ==========
  Weighted average number of shares
    outstanding:
    Basic...............................  13,330,000    13,330,000   13,330,000    13,330,000    13,330,000    13,330,000
                                          ==========    ==========   ==========    ==========    ==========    ==========
    Diluted.............................
                                          ==========    ==========   ==========    ==========    ==========    ==========
OPERATING DATA:
Principal amount of loan closings:
  Fresh Start(TM).......................  $   50,145    $   48,212   $   57,499    $   72,790    $   90,773    $   80,495
  Specialty Lending.....................          --         1,118       12,575        23,273        29,078        23,203
  Conventional Mortgage Lending.........     210,254       184,147      193,629       232,050       257,694       370,156
  Other.................................       3,108         2,955        3,938         4,490         5,215         9,090
                                          ----------    ----------   ----------    ----------    ----------    ----------
    Total...............................  $  263,507    $  236,432   $  267,641    $  332,603    $  382,760    $  482,944
                                          ==========    ==========   ==========    ==========    ==========    ==========
Weighted average interest rate (fixed
  rate):
  Fresh Start(TM).......................       12.78%        12.62%       12.98%        12.84%        12.40%        11.86%
  Specialty Lending.....................          --%        15.38%       15.33%        15.19%        15.21%        14.57%
  Conventional Mortgage Lending.........        8.20%         8.19%        8.47%         7.94%         7.69%         7.31%
  Other.................................        8.90%         8.41%        8.93%         8.40%         8.19%         7.82%
Weighted average interest rate
  (adjustable rate):
  Fresh Start(TM).......................       10.50%        10.55%       11.10%        11.21%        11.30%        11.24%
  Conventional Mortgage Lending.........        6.63%         6.60%        7.01%         6.87%         6.88%         6.92%
  Other.................................        7.22%         7.14%        7.38%         7.02%         6.82%         6.59%
Total number of employees...............         399           423          482           622           667           770
Number of branches at quarter end: (5)
  Fresh Start(TM)Stores.................           5             5            6            10            14            19
  Conventional Mortgage Lending
    Branches............................           4             4            4             5             5             5



                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(6)
                                                               ------    --------------
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 11,947      $ 11,947
Mortgage loans held for sale................................   121,344       121,344
Other assets................................................    11,138
Total assets................................................   144,429
Warehouse financing facilities..............................    97,455
Drafts payable and other liabilities........................    31,866        31,866
Shareholders' equity........................................    15,108


                                              (footnotes continued on next page)

-------------------------
(1) Rock commenced operations in its Fresh Start(TM) division in 1994 and commenced current operations in its Specialty Lending division in 1997. Of the 14 Fresh Start(TM) stores open at December 31, 1997, nine were opened during 1997 (eight of which were opened since July 1, 1997).

(2) During 1993 and 1994, Rock elected to retain, rather than sell, the servicing rights to its loans and received lower sales prices as a result. In 1994 Rock sold some of its servicing rights, and in 1995 Rock sold all of its remaining servicing rights and recognized a net gain on the sale of servicing rights. In 1996 and 1997, Rock sold its loans servicing released.

(3) Before the end of 1997, Rock invested some of its excess cash in marketable securities. During 1995, 1996 and 1997, Rock sold a portion of its portfolio of marketable securities and recognized net gains of $346,000, $991,000 and $2,222,000, respectively.

(4) Pro forma income taxes reflect adjustments for federal and state income taxes as if Rock had been taxed as a C corporation rather than an S corporation. See "Termination of S Corporation Status." No pro forma adjustments have been made for the non-recurring net gains on sales of marketable securities and stock and option holders' bonuses, or estimated earnings from the net proceeds received from the Offering.

(5) One is a combined Fresh Start(TM) store and Conventional Mortgage Lending branch. Does not include one Fresh Start(TM) marketing center opened in 1997.

(6) As adjusted to give effect to (i) a distribution to the Existing Shareholders of the Shareholder Distribution Amount in the aggregate amount of approximately $18.0 million (calculated as of December 31, 1997), (ii) the creation of a deferred tax asset in the amount of $1.7 million (calculated as of December 31, 1997) arising in connection with Rock's termination of its S corporation status, (iii) the receipt by Rock of approximately $1.5 million upon exercise by the Selling Shareholders of 330,000 options at $4.68 a share to acquire the Common Shares they are selling in the Offering, and (iv) the sale of the Common Shares offered by Rock by this Prospectus and the application of the estimated net proceeds to Rock therefrom as described under "Use of Proceeds." In addition, although he is not required to do so, Daniel Gilbert expects to repay the balance of his loans from Rock ($1.6 million as of December 31, 1997) with his share of the Shareholder Distribution Amount, and Rock expects to use that cash to repay a portion of the amounts outstanding under its warehouse line of credit. The adjusted amounts give effect to Rock's use of that cash to reduce its warehouse line of credit. The amounts do not include additional borrowings or additional S corporation income (which is expected to increase the Shareholder Distribution Amount) since December 31, 1997. See "Termination of S Corporation Status," "Use of Proceeds," and "Capitalization."

                                  RISK FACTORS

     An investment in the Common Shares of Rock involves certain risks. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Shares offered by this Prospectus.

DEPENDENCE ON LOAN SALES

     Rock currently expects to sell substantially all of its loans to independent whole or bulk loan buyers and expects that the gain recognized from such sales will continue to represent a significant portion of Rock's revenues and net earnings. Further, Rock is dependent on the cash generated from such sales to fund its future loan closings and repay borrowings under its warehouse financing facilities. The price Rock receives for its loans varies from time to time and may be materially adversely affected by several factors, including, without limitation, any significant reduction in the number of potential buyers of Rock's loans, any significant increase in the amount of similar loans available for sale, general conditions in the loan securitization market, in the secondary market for loans in general or for Rock's loans in particular, which make Rock's loans less desirable to potential buyers, and increased prepayments of, or defaults under, loans in general, the types of loans being sold by Rock or loans previously sold by Rock. A prolonged, substantial reduction in the size of the secondary market for loans of the types closed by Rock may adversely affect Rock's ability to sell loans in the secondary market, with a consequent adverse impact on Rock's profitability and ability to fund future loan closings. Any significant decrease in the prices paid to Rock upon sale of its loans could materially adversely affect its business, operations, financial condition and results of operations. The weighted average loan fees and gains on sales of mortgages (comprising the aggregate of investor premiums and borrower's points) earned by Rock on its Sub-Prime Home Equity Loans and High LTV Loans decreased by 6.7% and 13.2%, respectively, in the first quarter of 1998 compared to the last half of 1997. Five loan buyers purchased an aggregate of approximately 91.6% of the Sub-Prime Home Equity Loans sold by Rock in 1997, of which the largest of such buyers purchased approximately 36.5% of such Sub-Prime Home Equity Loans. Two loan buyers purchased an aggregate of approximately 93.5% of the High LTV Loans sold by Rock in 1997. The loss of any of these buyers or any significant reduction in the prices these buyers are willing to pay for Rock's loans could have an adverse effect on Rock's business, financial condition and results of operations.

     Rock's ability to complete sales of its loans will depend on a number of factors, including conditions in the secondary market generally. Adverse changes in the secondary market could impair Rock's ability to sell its loans on a favorable or timely basis and could have a material adverse effect upon Rock's business, financial condition and results of operations. Furthermore, because Rock's management expects that an important component of Rock's income will be gain on sale of loans, Rock's quarterly operating results may fluctuate significantly as a result of the timing and size of loan sales. If such sales do not close when expected, Rock's results of operations may be materially adversely affected for that period.

ABILITY TO SUSTAIN AND MANAGE GROWTH

     Although Rock has experienced rapid and substantial growth in loan closings and total revenues in recent years, there can be no assurance that Rock can sustain these rates of growth or that it will be able to create an infrastructure or recruit and retain sufficient personnel to keep pace with a prolonged period of growth. Rock's growth and expansion is expected to place a significant strain on Rock's management, customer service, operations, human resources personnel, sales, marketing and administrative personnel and other resources. In order to serve the needs of its existing and future customers, Rock has increased and will continue to increase its work force, which requires Rock to attract, train, motivate and manage qualified employees. Rock's ability to manage its planned growth depends upon Rock's success in continuing to expand its operating, management, information, human resources, marketing and financial systems. If Rock is unable to keep pace in these areas with its rate of growth in revenues, its business, financial condition and results of operations could be materially adversely affected.

     Rock's recent and rapid growth may have a distortive impact on some of Rock's ratios and financial statistics and may make period-to-period comparisons difficult. In light of Rock's growth, historical performance of Rock's earnings may be of little relevance in predicting future performance. Furthermore,

Rock's financial statistics may not be indicative of Rock's results in future periods. Any credit or other problems associated with the large number of loans closed in the recent past may not become apparent until sometime in the future.

CONCENTRATION OF OPERATIONS IN MICHIGAN

     During the year ended December 31, 1997, 91.7% of Rock's loan closings (as measured by the number of loans closed) were secured by properties located in Michigan. When the properties underlying such loans are located in the same geographic region, such loans may be subject to a greater risk of delinquency or default in the event of adverse economic, political or business developments and natural hazard risks that may affect such region. If the region's real estate market should experience an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the loans may be expected to increase substantially, which could negatively impact Rock's ability to originate loans or sell them in the secondary market. Any impact on Rock's ability to originate or sell loans could materially adversely affect Rock's business, financial condition and results of operations.

PREPAYMENT AND RECAPTURE RISK


     Decreases in prevailing interest rates or increases in competition could increase prepayments of Rock's loans as customers refinance their loans with lower interest rate loans. An increase in prepayments of Rock's loans or of similar loans in the industry in general could reduce the prices wholesale purchasers are willing to pay for Rock's loans. Also, an increase in prepayments could increase Rock's recapture risk, as, in connection with some Sub-Prime Loan sales, Rock agrees to repay to the purchaser of the loan a portion of the premium paid for the loan if the loan is prepaid within the first year after sale. The repayment obligation is generally proportional to the part of the year that the loan was outstanding. For 1995, 1996 and 1997, the premium recapture paid by Rock was $3,375, $154,909 and $297,954, respectively. An unexpected increase in prepayments of such loans could have a material adverse effect on Rock's business, financial condition and results of operations.


COMPETITION

     The consumer lending industry is highly competitive and fragmented. Rock faces intense competition, primarily from numerous commercial banks, savings and loan associations, credit unions, insurance companies, mortgage brokers, mortgage bankers and other consumer finance companies. If Rock expands into additional geographic markets, it will face competition from consumer lenders with established positions in such markets. There can be no assurance that Rock will be able to compete successfully with these consumer lenders.

     Competition can take place on various levels, including convenience in obtaining a loan, service, marketing, pricing (including the interest rates, closing costs and processing fees offered) and range of products. Many of Rock's competitors in the consumer lending industry are better established, substantially larger and have significantly more capital and other resources than Rock. In addition, FNMA and Freddie Mac are currently developing technologies and business practices that will expand the scope of mortgage loans eligible to be purchased by them, including, potentially, Sub-Prime Home Equity Loans. The effect of these purchases on the consumer lending industry and profit margins is not presently determinable, but such expanded scope could attract additional competitors into the market and significantly erode profit margins. Barriers to entry into the consumer lending industry are low, and the current level of gains realized by Rock and its existing competitors on the sale of loans could attract additional competitors into the market. Consequently, there are many recent market entrants seeking these relatively attractive profit margins. Increases in the number of companies seeking to originate consumer loans could lower the rates of interest or reduce the amount of origination points and fees Rock can charge customers, thereby reducing the potential profitability of such loans. Competition might also reduce Rock's loan closing volume. In addition, during periods of declining interest rates, competitors which have "locked in" low borrowing costs may have a competitive advantage. There can be no assurance that Rock will be able to compete successfully in this market environment and any failure in this regard could have a material adverse effect on Rock's business, financial condition and results of operations.

ECONOMIC CONDITIONS

     Rock's results of operations will depend on, among other things, the market value of Rock's loans and the supply of, and demand for, such loans. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the loans, the geographic location of the properties securing the loans, conditions in financial markets, the fiscal and monetary policies of the United States government, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty.

     Risks associated with Rock's business become more acute in any economic slowdown or recession. An economic downturn or recession may be accompanied by decreased home purchases, decreased demand for consumer credit and lower real estate values and increased loan-to-value ratios on loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Any material decline in real estate values reduces the ability of customers to use home equity to support borrowings. Furthermore, the rates of delinquencies and foreclosures and the frequency and severity of losses generally increase during economic downturns or recessions. Because Rock lends to some customers who may be credit-impaired, the actual rates of delinquencies, foreclosures and losses on such loans could be higher, and the prices paid by buyers of such loans could be lower, under adverse economic conditions than those for loans in general.

INTEREST RATES


     Rock's profitability may be directly affected by the level of, and fluctuations in, prevailing interest rates. The market value of a loan generally declines as interest rates rise, and fixed-rate loans are more sensitive to changes in market interest rates than adjustable-rate loans. When Rock establishes an interest rate for a loan before it is committed for sale, a gain or loss on the sale of such loan may result from changes in interest rates during the period between the establishment of the interest rate on the loan and the receipt of a commitment to buy the loan. Rock does not hedge this risk with respect to Sub-Prime Loans, and any increase in interest rates during the period between the establishment of the interest rate on a loan and the receipt of a commitment to buy the loan would adversely affect the value of such loan and the price at which Rock would be able to sell it. This risk increases the longer Rock holds these loans before obtaining a commitment to buy them. Rock's increase in bulk sales of loans, rather than flow sales, increases the period of time Rock holds these loans before receiving a commitment to buy them. "Flow" sales are sales of loans underwritten by a third party who commits to purchase each individual loan its underwriters approve. "Bulk" sales are sales of loans underwritten to Rock's underwriting standards that are pooled and then sold to third parties for cash by Rock. In order to hedge this interest rate risk with respect to its Conventional Loans (which generally have a lower interest spread), Rock sells (on a forward basis), or obtains forward commitments from investors to purchase, the estimated amount of Conventional Loans in process for which an interest rate is established that will ultimately be funded or Rock periodically purchases treasury-based options based on its estimates of its exposure and the probable principal amount of Conventional Loans in process for which an interest rate has been fixed that will ultimately be funded.


     When Rock's funding estimates differ from actual experience, the resulting mismatching of commitments to fund Conventional Loans at certain interest rates and forward sales or commitments of Conventional Loans with certain interest rates may have a material adverse effect on Rock's business, financial condition and results of operations. In addition, when Rock hedges its exposure to fluctuations in interest rates by purchasing treasury-based options, the movements in the interest rates on those securities might not match the changes in pricing of loans in the secondary market, resulting in a potential gain or loss to Rock. An effective hedging strategy is complex and no hedging strategy can completely insulate Rock from changes in interest rates. In addition, hedging strategies involve transaction and other costs, and such costs could increase as the period covered by the hedging protection increases or in periods of rising and more greatly fluctuating interest rates.

There can be no assurance that profitability of Rock would not be adversely affected during any period of changes in interest rates.

     The profitability of Rock is likely to be adversely affected during any period of unexpected or rapid changes in prevailing interest rates. The ability of Rock to close loans, especially in the Conventional Mortgage Lending division, is directly impacted by increases in prevailing interest rates because customers might be less willing to borrow money at higher interest rates. In addition, Rock could experience increasing market pressure to reduce origination fees, especially for loans closed through Rock's Conventional Mortgage Lending division. Also, because the interest rates under Rock's warehouse financing facilities are variable, a rapid or unexpected increase in prevailing interest rates could increase Rock's interest expense on the borrowings required to fund its loans before they are sold faster than Rock is able to pass such costs on to its customers.

DEPENDENCE ON FUNDING SOURCES

     Rock funds substantially all of the loans it closes through borrowings under its warehouse financing facilities and internally generated funds. Rock's borrowings are in turn repaid with the proceeds received by Rock from loan sales. Rock is currently, and may in the future continue to be, dependent upon a few lenders to provide the primary credit facilities for its loans. One of Rock's current warehouse financing facilities is an uncommitted facility that may be discontinued at any time and expires in March 1999. The other current warehouse financing facility expires, with respect to loans committed to be made by any particular lender, 75 days after that lender demands payment, unless that lender is replaced. In addition, both of such facilities provide demand loans, with respect to which the lender may demand repayment at any time. Any demand for payment, any failure to renew or replace existing financing facilities before they expire, any failure to obtain adequate funding under these facilities, any substantial reduction in the size or increase in the cost of such facilities, or any substantial reduction in the size of, or pricing in, the market for Rock's loans (which can affect the amounts available for borrowing), could have a material adverse effect on Rock's business, financial condition and results of operations. In addition, Rock's ability to increase the volume of loans it closes is dependent, in part, on Rock's ability to procure, maintain and manage increasingly larger lines of credit. While Rock believes that the net proceeds of the Offering, together with the funds available under the warehouse financing facilities, will be sufficient to fund Rock's operations for the next twelve months, Rock may need to seek additional financing thereafter if Rock's future operations are consistent with management's expectations.

     Rock has no existing commitments for any such additional financing, and there can be no assurance that Rock will be able to obtain any such additional financing on a favorable or timely basis. Rock may not be able to achieve the degree of leverage it believes to be optimal, which may cause Rock to be less profitable than it might be otherwise. Also, a default by Rock under its warehouse financing facilities could also result in a liquidation of the collateral securing such facilities, including any cross-collateralized assets, and a resulting loss of the difference between the value of the collateral and the amount borrowed.

ENVIRONMENTAL LIABILITIES

     Certain properties securing loans may be contaminated by hazardous substances. As a result, the value of such properties may be diminished. In the event that Rock is forced to foreclose on a defaulted loan secured by a contaminated property, Rock may be subject to environmental liabilities regardless of whether Rock was responsible for the contamination. While Rock intends to exercise due diligence to discover potential environmental liabilities before acquiring any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during Rock's ownership or after a sale thereof to a third party. If such hazardous substances are discovered, Rock may be required to remove those substances or sources and clean up the property at substantial expense. Rock may also be liable to tenants and users of neighboring properties. In addition, Rock may find it difficult or impossible to sell the property before or following any such cleanup. Rock does not conduct or require any environmental testing on the properties securing its loans.

POTENTIAL LOSSES IN CONSUMER LENDING

     Although Rock currently sells substantially all of the loans it closes on a nonrecourse basis, it retains some degree of risk with respect to them. As part of its desire to increase its net interest income, Rock began in the last half of 1997 to hold its loans for a period of time pending sale. During this time, Rock is subject to the various business risks associated with the lending business, including the risk of customer default, the risk of foreclosure and interest rate risk.


HIGHER CREDIT RISK OF SUB-PRIME LOANS


     Credit risks associated with the loans made by Rock's Fresh Start(TM) and Specialty Lending divisions are greater than those associated with loans made by the Conventional Mortgage Lending division. The loans made by the Fresh Start(TM) and Specialty Lending divisions may differ from the other loans with respect to loan-to-value ratios, the credit and income history of the customers (for the Fresh Start(TM) division loans), and the documentation required for loan approval. As a result of these and other factors, the interest rates charged on these divisions' loans are often higher than those charged for the Conventional Mortgage Lending division's loans. The combination of different underwriting criteria and higher rates of interest may lead to higher delinquency rates and/or credit losses for these categories of loans as compared to the loans made by the Conventional Mortgage Lending division, which could have a material adverse effect on Rock's business, financial condition and results of operations.

RISKS OF REAL ESTATE COLLATERAL

     Many of the risks of consumer home equity lending reflect risks of investing directly in the real estate securing the loans. If there is a default on a loan, the ultimate extent of the loss, if any, may only be determined after a foreclosure of the mortgage and, if the lender takes title to the property, the liquidation of the underlying property. Factors such as the state of title to the property or its physical condition (including environmental considerations) may make a third party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the related loan obligations. Foreclosure laws in various states may require a protracted foreclosure process. In addition, the condition of a property may deteriorate during the period of foreclosure proceedings. Certain customers may become subject to bankruptcy proceedings, in which case the amount and timing of loan payments may be materially adversely affected. In addition, loans closed by Rock's Specialty Lending division may have combined loan-to-value ratios (including the first mortgage balance) of up to 125%, making the underlying property value likely to be significantly less than the loan amount at the time Rock might have to foreclose on such a loan. Even assuming that the underlying property provides adequate security for the loan, substantial delays could be encountered in connection with the liquidation of defaulted loans and a corresponding delay in the receipt and reinvestment of principal and interest could occur.

CONTINGENT RISKS


     Rock may be required to repurchase or substitute loans that it has sold in the event of a breach of representations and warranties, including any fraud or any misrepresentation made during the loan origination process. In connection with some Sub-Prime Loan sales, Rock may be required to return a portion of the premium paid for the loan if the loan is prepaid within the first year after sale. Otherwise, Rock's loan sales are generally on a non-recourse basis. In addition, potential losses can arise before the sale from many factors, as summarized in these Risk Factors, and the effects of such factors generally increase during any economic downturn or recession.


     In the ordinary course of its business, Rock is subject to claims made against it by customers arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of Rock's employees, officers and agents (including appraisers), incomplete loan documentation and failures by Rock to comply with various laws and regulations applicable to its business. Industry participants are frequently named as defendants in litigation involving alleged violations of federal and state consumer lending laws and regulations, or other similar laws and regulations, as a result of the consumer-oriented nature of the industry in which Rock operates and uncertainties with respect to the application of various laws and regulations in certain circumstances.

RISKS OF REGULATORY ENFORCEMENT AND LAWSUITS

     Some sectors of, and participants in, the consumer finance industry have been adversely affected by regulatory enforcement actions and private class-action lawsuits regarding various consumer lending practices. These actions and lawsuits allege violations of the Real Estate Settlement Procedures Act ("RESPA"), the Truth-In-Lending Act, the Equal Credit Opportunity Act and various other federal and state lending and consumer protection laws. Some of the practices which have been the subject of lawsuits against other companies include, but are not limited to, miscellaneous "add on" fees; truth-in-lending calculations and disclosures; escrow and adjustable rate mortgage calculations and collections; private mortgage insurance calculations, disclosures and cancellation; forced-placed hazard, flood and optional insurance; payoff statement, release and reconveyance fees; and unfair lending practices. Although Rock is not currently subject to any regulatory enforcement actions or private class-action lawsuits, it is subject to the regulations that are the subject matter of such lawsuits. Rock believes that its liability with respect to any other currently asserted claims or legal actions is not likely to be material to its financial condition or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on Rock's business, financial condition and results of operations.


RISKS OF SUB-PRIME LOANS IN TEXAS



     Texas has newly-enacted laws affecting Sub-Prime Loans. As a result of these new laws, there are increased risks associated with Rock's loans secured by property located in Texas, including (i) risks that Rock's Sub-Prime Loans will not comply with the provisions permitting mortgage liens on Texas real estate, making Rock's liens invalid, (ii) risks of litigation, including class action lawsuits, if Rock's loans, including the origination points and processing fees charged on such loans, are determined to violate Texas law, and
(iii) risks that secondary market loan buyers will not be willing to purchase loans secured by Texas real estate or will pay lower prices for such loans. Rock currently sells Sub-Prime Loans originated in Texas on a flow basis and intends to increase its concentration on originating Conventional Loans in its Fresh Start(TM) stores in Texas until the new laws are clarified.


DEPENDENCE UPON KEY MANAGEMENT PERSONNEL

     Rock's future performance depends in significant part upon the continued service of its executive officers, including Daniel Gilbert, Chairman of the Board and Chief Executive Officer, and Steven M. Stone, President, any of whom would be difficult to replace. The loss of any of these employees or of other key personnel by Rock could have a material adverse effect on Rock's business, financial condition and results of operations. In addition, competition for qualified employees is intense, and an inability to attract, retain and motivate the additional, highly-skilled employees required for the expansion of Rock's activities could adversely affect Rock's business, financial condition and results of operations. There can be no assurance that Rock will be able to retain its existing personnel or attract the required additional persons on acceptable terms. Rock has an employment agreement with only one of its executive officers. Rock maintains $7,650,000 and $2,100,000 of life insurance on Daniel Gilbert and Lindsay Gross, respectively, in connection with stock purchase obligations under a former shareholders agreement. Rock expects to sell these policies for their cash surrender values to Mr. Gilbert and Mr. Gross after this Offering. Rock does not maintain life insurance on any of its other executive officers. See "Business -- Employees;" and "Management."

POTENTIAL ORIGINATED MORTGAGE SERVICING RIGHTS RISK

     Adverse Effect on Cash Flows. Rock would consider selling its loans with the servicing rights retained if it believes that the value of the servicing rights is or may become significantly greater than secondary market buyers are then willing to pay for them. If Rock sold loans with servicing retained, Rock would recognize a gain on the sale equal to the difference between the carrying value of the loan sold on Rock's balance sheet and the sum of (i) the cash received in such sale, and (ii) the amount of an asset recorded on its balance sheet in an initial amount equal to the present value of the servicing fees it would expect to collect over the life of the loan (the "Servicing Asset"). If Rock believes the value of the Servicing Asset in the secondary market becomes high enough, Rock would consider selling its servicing rights as it did in 1994 and 1995. The Servicing Asset is recognized in the period during which loans are sold, while cash payments are received by Rock over the life of the loan. Rock, however, will be required to pay tax on the gain on sale for the year in which the sale occurs. This difference in the timing of cash flows could cause a cash shortfall, which may have a material adverse effect on Rock's business, financial condition and results of operations.

     Servicing Asset May Be Overstated. The valuation of any Servicing Asset would be based on management's estimates relating to the appropriate discount rate and anticipated average lives of the loans being serviced. To estimate the anticipated average lives of the loans for which servicing is retained, management would estimate prepayment and default rates for such loans. If actual experience varied from management's estimates at the time loans are sold, Rock would be required to write down the remaining Servicing Asset through a charge to earnings in the period of adjustment.

     Prepayment rates and default rates may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing, most of which are not within Rock's control. A decrease in prevailing interest rates could cause prepayments to increase, thereby requiring a writedown of the Servicing Asset. Even if actual prepayment rates and default rates are lower than management's original estimates, the Servicing Asset would not increase. Furthermore, management's estimates of prepayment rates and default rates are based, in part, on the historical performance of Rock's loans. A significant portion of Rock's loans was very recently originated. No assurance can be given that these loans, as with any new loan, will perform in the future in accordance with Rock's historical experience. In addition, if Rock introduces new products, it may have little or no experience on which it can base its estimates, and thus its estimates may be less reliable. Accordingly, it is possible that Rock may have to write down its Servicing Asset in the future, and any such writedown could have a material adverse effect on Rock's business, financial condition and results of operations.

RISKS OF SECURITIZATION

     Rock currently does not securitize its loans. If the prices offered in the secondary market for Rock's loans decrease significantly relative to the value Rock believes that it could receive by securitizing such loans, Rock's management would consider securitizing its loans. Securitization is the process of pooling closed loans and selling them to a trust for a cash purchase price and an interest in the loans securitized. The cash purchase price is raised through an offering of securities by the trust. After the securitization, the purchasers of the securities receive principal and interest on their securities, and Rock would receive the excess of (i) the principal and interest payments made on the pool of mortgages, over (ii) the payments to the purchasers of the securities, servicing and other fees, if required, and an amount equal to the estimated credit losses related to the loans. The present value of this amount would be recorded on Rock's balance sheet as an "Excess Spread Receivable." If Rock began securitizing its loans, it would be subject to the following risks:

     Liquidity. If Rock securitizes its loans, its operating cash flow is expected to decrease as its securitization program grows. Demands on Rock's cash would increase as a result of (i) reserve accounts, over-collateralization requirements, fees and expenses incurred in connection with a securitization program, and (ii) tax payments due on Rock's reported net income, which would include Rock's non-cash securitization gain on sale, generally equal to the initial Excess Spread Receivable. The tax would generally be due for the year the related securitization transaction closes.

     Excess Spread Receivable Risk. If Rock were to sell a pool of mortgages in a securitization transaction, it would recognize a gain on the sale equal to the difference between the carrying value of the loans sold on Rock's balance sheet and the sum of (i) the cash received in such sale (which would generally equal the cash purchase price of the securities sold in the securitization, less any selling discounts and commissions and expenses of the offering of such securities), and (ii) the Excess Spread Receivable. This Excess Spread Receivable would be subject to the same risks described above under the caption "Potential Originated Mortgage Servicing Rights Risk."

     Securitization Market. Securitization transactions may be affected by a number of factors, some of which are beyond Rock's control, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market and the conformity of loan pools to rating agency requirements and, when monoline insurance is used, the requirements of such insurers. Failure to obtain acceptable rating agency ratings or insurance company credit enhancements, if required, could decrease the efficiency or affect the timing of any securitizations. In addition, any delay in the sale of a loan pool would postpone the recognition of gain on such loans until their sale. Such delays could cause Rock's earnings to fluctuate from quarter to quarter. If Rock were unable to securitize loans due to changes in the secondary market or the unavailability of credit enhancements, it might be required to sell its loans in the secondary market for lower than desired prices or Rock's growth could be materially impaired and its business, financial conditions and results of operations could be materially adversely affected. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets.

GOVERNMENT REGULATION

     Rock's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include, without limitation, loan origination, marketing efforts, credit application and underwriting activities, maximum finance and other charges, disclosure to customers, certain rights of rescission, loan closing, servicing, collection and foreclosure procedures, qualification and licensing requirements for doing business in various jurisdictions and other trade practices. Loan origination activities are subject to the laws and regulations of each of the states in which those activities are conducted. Activities as a lender are also subject to various federal laws. The Truth-in-Lending Act ("TILA") and Regulation Z promulgated thereunder, as both are amended from time to time, contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions.

     Rock is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits lenders from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts lenders from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for a loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970, as amended, requires the lender to supply the applicant with a name and address of the reporting agency. Rock is also subject to RESPA and the Fair Debt Collection Practices Act and is required to file an annual report with HUD pursuant to the Home Mortgage Disclosure Act ("HMDA"). Rock is also subject to the rules and regulations of, and examinations by, HUD, FNMA, Freddie Mac and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans.

     Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, certain rights of rescission, class-action lawsuits and administrative and enforcement actions. There can be no assurance that Rock will maintain compliance with these requirements, that maintaining compliance will not result in materially increased expenses, that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for Rock. In addition, industry participants are frequently named as defendants in litigation involving alleged violations of federal and state consumer lending laws and regulations, or other similar laws and regulations, as a result of the consumer-oriented nature of the industry in which Rock operates and uncertainties with respect to the application of various laws and regulations in certain circumstances. If a significant judgment were rendered against Rock in connection with any litigation, it could have a material adverse effect on Rock's business, financial condition and results of operations. See "Business -- Government Regulation."

     The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently-enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which Rock is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to Rock's compliance with applicable laws and regulations. Rock may also be subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations.

POTENTIAL ELIMINATION OF MORTGAGE INTEREST DEDUCTION

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on customer income, type of loan or principal amount. Some of Rock's loans are made to customers for the purpose of consolidating consumer debt or financing other consumer needs, and the competitive advantages of tax-deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. In addition, the elimination or substantial reduction in the home mortgage interest deduction could decrease home buying, which in turn would decrease the demand for home mortgages. The elimination of, or a substantial reduction in, the current home mortgage interest tax deduction would curtail the number of Rock's loan closings, which would have a material adverse effect on Rock's business, financial condition and results of operations.

ABSENCE OF PUBLIC TRADING MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     There is currently no trading market for the Common Shares and there can be no assurance that an active trading market for the Common Shares will develop or that, if developed, will be sustained. The initial public offering price of the Common Shares offered by this Prospectus will be determined by negotiations among Rock and the representative of the Underwriters and may not be indicative of the price at which the Common Shares will trade after the closing of the Offering. See "Underwriting" for a discussion of the factors to be considered in establishing the initial public offering price. If a trading market for the Common Shares develops, the market price of the Common Shares may experience fluctuations as a result of such factors as quarter-to-quarter variations in Rock's results of operations, news announcements, changes in general market or industry condition or other factors unrelated to the ongoing operating performance of Rock. In particular, the price of the Common Shares may be affected by general market price movements as well as developments specifically related to the consumer lending industry, such as interest rate movements and credit quality trends. There can be no assurance that the market price for the Common Shares will not fall below the initial public offering price.

SUBSTANTIAL DILUTION


     Purchasers of Common Shares in this Offering will suffer an immediate and substantial dilution in the pro forma net tangible book value per share of the
Common Shares from the initial public offering price in the amount of $   per
share. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE

     The 3,330,000 Common Shares sold in the Offering (3,829,500 Common Shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable by persons other than "affiliates" of Rock, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), without restriction under the Securities Act. Ninety days after the date of this Prospectus, 10,000,000 Common Shares could become eligible for sale pursuant to the provisions of Rule 144. However, the holders of these shares and certain persons purchasing Common Shares pursuant to the Directed Share Program have agreed with the Underwriters not to offer such shares for sale, or sell, pledge or grant an option to purchase such shares, for a period of 180 days from the date of this Prospectus without the prior written consent of the representative of the Underwriters. As of March 31, 1998, options to purchase 2,447,184 Common Shares were outstanding under Rock's 1996 Stock Option Plan, which will vest on various dates extending through 2002. At the closing of the Offering, options to purchase 3,005,684 Common Shares will be outstanding. Pursuant to Rule 701 under the Securities Act, beginning 90 days after the effective date of this Prospectus, shares acquired upon exercise of some of such options may be resold pursuant to Rule 144 without compliance with the current public information, holding period, volume limitation or Form 144 filing requirements. Sales of substantial numbers of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Shares. However, the holders of some of these options have agreed with the Underwriters not to offer Common Shares they may acquire upon exercise of such options for sale, or sell, pledge or grant an option to purchase such shares, for a period of 180 days from the date of this Prospectus without the prior written consent of the representative of the Underwriters. Rock has reserved up to 4,500,000 Common Shares for issuance upon exercise of options under Rock's 1996 Stock Option Plan. See "Shares Eligible for Future Sale" and "Underwriting."

CONTROL OF ROCK BY DANIEL GILBERT

     Daniel Gilbert will beneficially own 52.9%, and will have voting control pursuant to a Shareholders Agreement over 75.0%, of the outstanding Common Shares of Rock after the closing of the Offering (51.0% and 72.3%, respectively, if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Gilbert will have effective control of Rock, with the ability to approve fundamental corporate transactions, including mergers, share exchanges and sales of assets, and to elect the members of the Board of Directors. See "Principal and Selling Shareholders." In addition, as long as Mr. Gilbert is the controlling shareholder of Rock, third parties will not be able to gain control of Rock through purchases of Common Shares not beneficially owned or otherwise controlled by Mr. Gilbert. Accordingly, the price of the Common Shares will not reflect any premium which may be attributable to such ability to exercise or obtain control over Rock.

POTENTIAL ANTI-TAKEOVER EFFECTS OF CHARTER, BYLAW, CONTRACT AND STATUTORY PROVISIONS

     The Board of Directors has the authority, pursuant to Rock's Restated Articles of Incorporation and without further approval of Rock's shareholders, to issue preferred shares (the "Preferred Shares") having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of Preferred Shares could, under certain circumstances, have the effect of delaying or preventing a change in control of Rock and may adversely affect the rights of holders of Common Shares. In addition, Rock is subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions which might also hinder or delay a change in control of Rock. Anti-takeover provisions that could be included in the Preferred Shares when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can have a depressive effect on the market price of Rock's securities and can limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids, even if such events could be viewed as beneficial by Rock's shareholders. See "Description of Capital Stock."

     The Directors of Rock serve staggered three-year terms, and Directors may not be removed without cause. The Articles of Incorporation also set the minimum and maximum number of Directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of Rock's voting shares to amend these provisions. In addition, Rock's bylaws require advance notice of any nominations for director of Rock, along with information about the nominee and the shareholder. These provisions could have an anti-takeover effect by making it more difficult to acquire Rock by means of (i) a tender offer, a proxy contest or otherwise and (ii) the removal of incumbent officers and Directors. These provisions could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by Rock's shareholders.

     In addition, the Company's warehouse line of credit currently requires the consent of the agent to any change in any material respect in the Company's executive management, ownership or control of its operations. This provision could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, unless the acquiror has alternative financing or obtains such consent.

YEAR 2000 COMPLIANCE

     Rock is engaging a consultant to manage the testing of its equipment and software to determine whether it is year-2000 compliant and to identify and resolve any problems discovered. Rock also plans to explore the strategies of its vendors to discover and resolve any year-2000 problems. Although most of Rock's hardware and software is less than two years old, because of Rock's reliance on its technology and systems and the sophistication of its systems, any significant problems discovered could be expensive, time consuming or both to fix, and any errors caused by Rock's or its vendors' year-2000 hardware or software problems could result in liability to Rock. Any of these problems could have a material adverse effect on Rock's business, financial condition and results of operations.

RESTRICTIONS ON DIVIDENDS

     Under Rock's warehouse line of credit, Rock's ability to pay cash dividends is limited by requirements that it maintain a minimum tangible effective net worth, a maximum leverage ratio, a minimum ratio of current assets to current liabilities, and minimum working capital.

                      TERMINATION OF S CORPORATION STATUS

     Since March 1, 1992, Rock has elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code and as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, Rock's historical earnings since March 1, 1992 have been taxed directly to Rock's shareholders, at their individual federal and state income tax rates, rather than to Rock (except for certain state taxes). Upon the issuance of Common Shares at the closing of the Offering, Rock's S corporation status will terminate, and Rock will become subject to federal and state income taxation as a C corporation. At that time, Rock will record a deferred tax asset on its balance sheet, the amount of which will depend upon timing differences between tax and book accounting relating principally to marking loans to market for tax purposes. If the S corporation status had terminated as of March 31, 1998, the amount of the deferred tax asset would have been approximately $1.8 million. See "Capitalization."


     Since March 1, 1992, Rock has made distributions to shareholders of a portion of Rock's income primarily to permit the shareholders to pay their taxes on such income. The aggregate amount of distributions to shareholders, however, has been less than the aggregate amount of taxable income of Rock during this period. The amount of this previously earned and undistributed taxable income (including estimated taxable income up to the closing of the Offering, with provision for adjustment based on the final determination of such taxable income) will be distributed to the Existing Shareholders out of the net proceeds of the Offering promptly following the closing of the Offering. The Shareholder Distribution Amount as of March 31, 1998 after giving effect to the $5.4 million tax distribution to Existing Shareholders on April 10, 1998 would have been approximately $17.0 million, and it is expected to increase by the time of the distribution as a result of additional S corporation income.


     Rock and the Existing Shareholders have entered into a Tax Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because Rock will be fully subject to corporate income taxation after termination of Rock's S corporation status, any reallocation of income and deductions between the period during which Rock was treated as an S corporation and the period during which Rock will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to ensure that taxes are borne either by Rock or the Existing Shareholders to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of Rock for a year in which it was treated as an S corporation, each party will indemnify the other against any increase in the indemnified party's income tax liability, including interest and penalties, with respect to such tax year to the extent such increase results in a related decrease in the income tax liability, including interest and penalties, of the indemnifying party (whether with respect to the year of the adjustment or over future years).


     Rock will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. Rock currently does not believe that there is any amount that it will be required to indemnify the Existing Shareholders for taxes imposed on them pursuant to the Tax Agreement. The Tax Indemnification Agreement only requires indemnification if there is a reallocation of income or deductions between the S corporation period and the C corporation period. Therefore, indemnification will only only occur if Rock's determination of income and deductions turns out to be incorrect, for example, as a result of an audit by the Internal Revenue Service. Any payment made by Rock to the Existing Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by Rock for income tax purposes. None of the parties' obligations under the Tax Agreement is secured, and, therefore, there can be no assurance that the Existing Shareholders or Rock will have funds available to make any payments which may become due under the Tax Agreement. A copy of the Tax Agreement has been filed by Rock as an exhibit to the Registration Statement of which this Prospectus is a part and should be read in its entirety by prospective investors in this Offering.

                                USE OF PROCEEDS


     The net proceeds to Rock from the sale of the 3,000,000 Common Shares
offered by Rock by this Prospectus are estimated to be $           ($
if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated Offering expenses payable by
Rock, at the initial public offering price of $   per Common Share. Rock will
not receive any proceeds from the sale of Common Shares by the Selling Shareholders, but it will receive approximately $1.5 million of proceeds from the options exercised by the Selling Shareholders to acquire the shares they are selling.



     The net proceeds of the Offering will be used (i) to pay the Shareholder Distribution Amount ($17.0 million calculated as of March 31, 1998 after giving effect to the $5.4 million tax distribution to Existing Shareholders on April 10, 1998) to the Existing Shareholders in connection with termination of Rock's status as an S corporation (see "Termination of S Corporation Status"), and (ii) to repay a portion of the amounts outstanding under Rock's warehouse line of credit used to finance, and secured by, a portion of Rock's inventory of loans (approximately $ million based on the March 31, 1998 Shareholder Distribution Amount, as adjusted for the April 10, 1998 tax distribution). The Shareholder Distribution Amount is expected to increase by the distribution date as a result of additional S corporation income, and, therefore, the proceeds used to repay a portion of the warehouse line of credit are expected to decrease. Although not required to do so, Daniel Gilbert expects to repay the balance of his loans from Rock ($1.6 million as of March 31, 1998) with his share of the Shareholder Distribution Amount, and Rock expects to use that cash to repay a portion of the amounts outstanding under its warehouse line of credit.


     Rock's warehouse line of credit currently provides for up to $150 million principal amount of demand loans. The loans bear interest at rates that vary, depending on the type of underlying loan, from the bank's prime rate to 1.5% to 2.5% over the federal funds rate (resulting in a weighted average interest rate of 6.94% during 1997). The warehouse line of credit expires, with respect to loans committed to be made by any particular lender, 75 days after that lender demands payment, unless that lender is replaced. Borrowings under the warehouse line of credit are used to fund loans closed by Rock. As of March 31, 1998, Rock had borrowed $68.8 million under this facility.


     Rock might use some of the net proceeds of the Offering or other cash for possible acquisitions of other businesses engaged in retail origination of consumer loans. Although the Company regularly reviews potential acquisition opportunities, it has not entered into a letter of intent or definitive agreement with any acquisition candidates and there can be no assurance that Rock will enter into any such agreements or acquire any acquisition candidates. See "Business -- Business Strategy."


     Pending their ultimate application, the net proceeds to Rock from the Offering will be invested in short-term, investment grade, interest-bearing securities, deposit accounts or both.

                                 CAPITALIZATION


     The following table sets forth, as of December 31, 1997, (i) the actual capitalization of Rock, and (ii) the pro forma capitalization of Rock as adjusted to give effect to the conversion of Rock from an S corporation to a C corporation, to the receipt by Rock of approximately $1.5 million upon exercise by the Selling Shareholders of 330,000 options at $4.68 a share to acquire the Common Shares they are selling in the Offering, to the sale of the Common Shares offered by Rock by this Prospectus at the initial public offering price of $ per share, and to the application of the estimated net proceeds to Rock therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes to Financial Statements included elsewhere in this Prospectus. See "Termination of S Corporation Status" and "Use of Proceeds."



                                                                    DECEMBER 31, 1997
                                                                --------------------------
                                                                 ACTUAL     AS ADJUSTED(1)
                                                                 ------     --------------
                                                                  (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
Warehouse line of credit....................................    $ 79,294       $
Reverse repurchase agreement................................      18,161         18,161
Notes payable...............................................       1,945          1,945
Drafts payable..............................................      21,875         21,875
                                                                --------       --------
     Total short-term debt..................................    $121,275       $
                                                                ========       ========
SHAREHOLDERS' EQUITY:
Preferred shares, authorized, 1,000,000 shares of $.01 par
  value; no shares issued or outstanding....................          --             --
Common Shares; authorized, 50,000,000 shares of $.01 par
  value; issued and outstanding, 10,000,000 shares at
  December 31, 1997 (13,330,000 shares, as adjusted)........         100            133
Additional paid-in capital..................................       1,424
Retained earnings (deficit).................................      13,584         (2,716)
                                                                --------       --------
     Total shareholders' equity and total capitalization....    $ 15,108       $
                                                                ========       ========


-------------------------
(1) Assumes that the estimated net proceeds of this Offering are applied as described in "Use of Proceeds" and "Termination of S Corporation Status." Also reflects (i) the creation of a deferred tax asset in the amount of $1.7 million (calculated as of December 31, 1997) arising in connection with the termination of Rock's S corporation status, and (ii) the receipt by Rock of approximately $1.5 million upon exercise by the Selling Shareholders of 330,000 options at $4.68 a share to acquire the Common Shares they are selling in the Offering. In addition, although not required to do so, Daniel Gilbert expects to repay the balance of his loans from Rock ($1.6 million as of December 31, 1997) with his share of the Shareholder Distribution Amount, and Rock expects to use that cash to repay a portion of the amounts outstanding under its warehouse line of credit. The adjustments include the reduction in the amounts outstanding under the warehouse line of credit as a result of such use of cash. See "Termination of S Corporation Status," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     Rock expects that it will pay a quarterly dividend of $.02 per share beginning in the second quarter of 1998. Even if Rock begins paying such a dividend, it may discontinue it at any time or it may change the amount of the dividend at any time. Any determination to pay dividends at all or to change the amount of any dividend will depend on Rock's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. Under Rock's warehouse line of credit, Rock's ability to pay cash dividends is limited by requirements that it maintain a minimum tangible effective net worth, a maximum leverage ratio, a minimum ratio of current assets to current liabilities, and minimum working capital.

                                    DILUTION


     Purchasers of the Common Shares offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Shares from the initial public offering price. The net tangible book value of Rock as of December 31, 1997 was approximately $15,108,136, or $1.51 per Common Share based on 10,000,000 Common Shares outstanding. The net tangible book value per share represents the amount of total assets less liabilities, excluding intangible assets, divided by the number of Common Shares outstanding. After giving effect to (i) the sale by Rock of 3,000,000 Common Shares offered in the
Offering at the initial public offering price of $   per share, after deducting
the underwriting discount and estimated Offering expenses, (ii) the receipt by Rock of approximately $1.5 million upon exercise by the Selling Shareholders of 330,000 options at $4.68 a share to acquire the Common Shares they are selling in the Offering, (iii) the Shareholder Distribution Amount of an aggregate of $18.0 million (calculated as of December 31, 1997 and expected to increase by the distribution date), (iv) the creation of a deferred tax asset in the amount of $1.7 million (calculated as of December 31, 1997) arising in connection with the termination of Rock's S corporation status, and (v) the application of the rest of the estimated net proceeds as described under "Use of Proceeds," the pro forma net tangible book value of Rock as of December 31, 1997 would have been
approximately $           , or $   per share. This represents an immediate
increase in pro forma net tangible book value of $   per share to existing
shareholders of Rock and an immediate and substantial dilution of $   per share
to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:



Initial public offering price...............................           $
  Net tangible book value as of December 31, 1997...........  $ 1.51
  Decrease due to payment of Shareholder Distribution
     Amount.................................................   (1.80)
  Increase due to deferred tax asset........................    0.17
  Increase due to option exercise...........................    0.15
  Increase attributable to new investors....................
                                                              ------
Pro forma net tangible book value after Offering............
                                                                       ------
Dilution to new investors...................................           $
                                                                       ======


     The following table sets forth on a pro forma basis as of December 31, 1997 the difference between existing shareholders and the purchasers of shares in the Offering with respect to the number of shares issued by Rock and owned by them, the total consideration received by Rock for those shares and the average price paid per share:


                                             SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                           --------------------      ---------------------        PRICE
                                             NUMBER     PERCENT        AMOUNT      PERCENT      PER SHARE
                                             ------     -------        ------      -------      ---------
Existing shareholders....................  10,000,000     75.0%      $ 1,523,750         %       $ 0.15
Option holders...........................     330,000      2.5%        1,544,400         %       $ 4.68
New public investors.....................   3,000,000     22.5%                          %       $
                                           ----------    -----       -----------    -----
  Total..................................  13,330,000    100.0%      $              100.0%
                                           ==========    =====       ===========    =====


     The information and tables above exclude the effect of (i) 2,497,184 Common Shares subject to options outstanding at a weighted average exercise price of $4.86 per share as of December 31, 1997, and (ii) options to purchase up to an additional 2,007,816 Common Shares available for issuance under Rock's 1996 Stock Option Plan. To the extent outstanding options are exercised, there may be further dilution to new investors. The 330,000 Common Shares being sold by the Selling Shareholders will be acquired by them on the closing date of this Offering upon exercise of stock options previously granted to them, and Rock has granted to them, effective as of the closing date of this Offering, immediately exercisable replacement options to purchase 450,000 Common Shares at the initial public offering price of the Common Shares in this Offering. See "Capitalization." Rock will receive approximately $1.5 million of proceeds from the options exercised by the Selling Shareholders to acquire the shares they are selling.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial information of Rock as of December 31, 1993, 1994, 1995, 1996 and 1997, and for each of the five years in the period ended December 31, 1997. The historical income statement and balance sheet data are derived from the audited financial statements of Rock, certain of which appear elsewhere in this Prospectus together with the report of KPMG Peat Marwick LLP, independent auditors, covering the years 1995, 1996 and 1997. The historical income statement and balance sheet data for 1993 and 1994 were audited by Rock's former auditors. The selected financial data should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                        YEAR ENDED DECEMBER 31,(1)
                                                          ------------------------------------------------------
                                                           1993       1994       1995       1996         1997
                                                           ----       ----       ----       ----         ----
STATEMENT OF INCOME DATA:
Revenue:
  Interest income.....................................    $ 2,724    $ 2,310    $ 3,003    $ 4,267      $  8,083
  Interest expense....................................      1,819      1,746      3,012      3,669         5,150
                                                          -------    -------    -------    -------    ----------
    Net interest margin...............................        905        564         (9)       598         2,933
  Provision for credit losses.........................         --         --         --         --          (300)
                                                          -------    -------    -------    -------    ----------
    Net interest margin after provision for credit
      losses..........................................        905        564         (9)       598         2,633
  Loan fees and gains and losses on sale of
    mortgages.........................................     16,251     10,348     17,788     27,960        47,084
  Net gain on sale of mortgage servicing(2)...........         --      2,465      5,728         --            --
  Net gain (loss) on sale of marketable
    securities(3).....................................        356       (202)       346        991         2,222
  Other income........................................        677      1,348        399          6           171
                                                          -------    -------    -------    -------    ----------
                                                           18,189     14,523     24,252     29,555        52,110
                                                          -------    -------    -------    -------    ----------
Expenses:
  Salaries, commissions and employee benefits.........     10,306      9,514     11,272     16,425        24,811
  Stock and option holders' bonuses...................      2,026        142        546      2,297         1,592
  General and administrative expenses.................      2,761      3,159      3,726      4,646         7,630
  Marketing expenses..................................        967      1,465      1,339      2,393         5,370
  Depreciation and amortization.......................        390        510        506        663         1,292
                                                          -------    -------    -------    -------    ----------
                                                           16,450     14,790     17,388     26,424        40,695
                                                          -------    -------    -------    -------    ----------
    Net income (loss).................................      1,739       (267)     6,863      3,131        11,415
Pro forma income tax expense (benefit)(4).............        626        (96)     2,471      1,127         4,109
                                                          -------    -------    -------    -------    ----------
    Pro forma net income (loss).......................    $ 1,113    $  (171)   $ 4,392    $ 2,004       $ 7,306
                                                          =======    =======    =======    =======    ==========
PER SHARE INFORMATION:
  Pro forma net income per share:
    Basic.............................................                                                     $0.55
                                                                                                      ==========
    Diluted...........................................                                                         $
                                                                                                      ==========
  Weighted average number of shares outstanding:
    Basic.............................................                                                13,330,000
                                                                                                      ==========
    Diluted...........................................
                                                                                                      ==========


                                                                          AS OF DECEMBER 31,(1)
                                                          ------------------------------------------------------
                                                           1993       1994       1995       1996         1997
                                                           ----       ----       ----       ----         ----
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents.............................    $ 1,254    $    --    $   686    $ 3,289      $ 11,947
Mortgage loans held for sale..........................     77,456     26,717     73,996     85,009       121,344
Other assets..........................................      5,440      8,173     19,613     12,062        11,138
Total assets..........................................     84,150     34,890     94,295    100,360       144,429
Warehouse financing facilities........................     47,206     15,732     64,107     67,621        97,455
Drafts payable and other liabilities..................     31,805     12,885     13,661     20,393        31,866
Shareholders' equity..................................      5,859      6,273     16,527     12,346        15,108

                                              (footnotes continued on next page)

-------------------------
(1) Rock commenced operations in its Fresh Start(TM) division in 1994 and commenced current operations in its Specialty Lending division in 1997. Of the 14 Fresh Start(TM) stores open at December 31, 1997, nine were opened during 1997 (eight of which were opened since July 1, 1997).

(2) During 1993 and 1994, Rock elected to retain, rather than sell, the servicing rights to its loans and received lower sales prices as a result. In 1994 Rock sold some of its servicing rights, and in 1995 Rock sold all of its remaining servicing rights and recognized a net gain on the sale of servicing rights. In 1996 and 1997, Rock sold its loans servicing released.

(3) Before the end of 1997, Rock invested some of its excess cash in marketable securities. During 1995, 1996 and 1997, Rock sold a portion of its portfolio of marketable securities and recognized net gains of $346,000, $991,000 and $2,222,000, respectively.

(4) Pro forma income taxes reflect adjustments for federal and state income taxes as if Rock had been taxed as a C corporation rather than an S corporation. See "Termination of S Corporation Status." No pro forma adjustments have been made for the non-recurring net gains on sales of marketable securities and stock and option holders' bonuses, or estimated earnings from the net proceeds received from the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of Rock should be read in conjunction with the preceding "Selected Financial Data." Additionally, Rock's financial statements and notes thereto, as well as other data included in this Prospectus, should be read and analyzed in combination with the analysis below. With the exception of historical information, certain of the matters discussed in this Prospectus are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. The words and phrases "should be," "will be," "predicted," "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements reflect Rock's current views in respect of future events in financial performance, but are subject to many uncertainties and factors relating to Rock's operations and business environment which may cause its actual results to differ materially from any future results expressed or implied by such forward-looking statements.

GENERAL


     Rock is a specialty finance company marketing conventional and sub-prime debt consolidation and home financing loans, secured primarily by first or second mortgages on one- to four-family, owner-occupied residences. The Company originates loans through 26 stores and branches, one marketing center and one call center. Founded in 1985 by its current Chief Executive Officer and Chairman of the Board, Daniel Gilbert, Rock originates 100% of its loans through its retail operations, marketing its loans directly to consumers. The Company uses proprietary marketing methods and technology to increase its market penetration. Rock seeks to provide "world class" service to its customers, thereby encouraging them to return for future loans and refer others to Rock for loans. The Company also focuses on recruiting, developing and motivating talented people, recruited from inside and outside the consumer finance industry, to implement its business strategies. Rock believes it is creating growing brand identities and a retail franchise that will sustain its loan origination efforts.


     Rock currently operates through three major divisions. Rock originates Sub-Prime Home Equity Loans to individuals with impaired credit characteristics, high levels of debt service to income, unfavorable past credit experience, limited credit history, limited employment history or unverifiable income through its Fresh Start(TM) division, created in 1994. Rock originates home equity second mortgage loans to individuals with good credit histories but little or no equity in their homes through its Specialty Lending division, which commenced its current operations in March 1997. Since its inception in 1985, Rock has originated Conventional Loans that generally conform to FNMA or Freddie Mac underwriting standards, or that generally meet such standards except for maximum loan size guidelines, through its Conventional Mortgage Lending division. In addition, Rock began to increase its government-insured lending operations in 1997, primarily making mortgage loans that meet the underwriting standards for FHA insurance.

SEGMENT ANALYSIS

     Rock's recent and rapid growth may have a distortive impact on some of Rock's ratios and financial statistics and may make period-to-period comparisons difficult. In light of Rock's growth, historical performance of Rock's earnings may be of little relevance in predicting future performance. Furthermore, Rock's financial statistics may not be indicative of Rock's results in future periods.

     During 1997, Rock's growth and expansion of its Fresh Start(TM) store network, the timing difference between loan closings and loan sales and the seasonality of Rock's business caused its quarterly results to vary significantly. The timing difference between loan closings and loan sales was more significant in the third and fourth quarters of 1997, with larger bulk sales of Fresh Start(TM) loans. The store openings created operating expenses that were absorbed by the earnings of the then existing store network. A new store opening requires Rock to incur monthly expenses in excess of revenues generated by the new store until enough loans are closed for the store to reach break-even. For a description of the average closings per store during 1997, see "Business -- Operating Divisions -- Fresh Start(TM) Division -- Fresh Start(TM) Stores."

     The following table shows the contribution to revenues and expenses of each of Rock's divisions for the fourth quarter of fiscal 1996, for each quarter of fiscal 1997 and for the first quarter of fiscal 1998:

                                QUARTER                                                                    QUARTER
                                 ENDED                      YEAR ENDED DECEMBER 31, 1997                    ENDED
                              DECEMBER 31,   ----------------------------------------------------------   MARCH 31,
                                  1996       1ST QTR.    2ND QTR.    3RD QTR.    4TH QTR.      TOTAL        1998
                              ------------   --------    --------    --------    --------      -----      ---------
                                                                 (IN THOUSANDS)
FRESH START(TM):
  Revenue...................   $ 3,938.8     $ 3,570.8   $ 6,365.9   $ 6,677.5   $ 9,323.9   $ 25,938.1   $ 9,275.6
  Expenses..................    (2,782.3)     (2,479.4)   (3,033.3)   (4,520.6)   (5,865.4)   (15,898.7)   (5,856.3)
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
    Division contribution...     1,156.5       1,091.4     3,332.6     2,156.9     3,458.5     10,039.4     3,419.3
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
SPECIALTY LENDING:
  Revenue...................          --          79.5     1,267.1     2,293.9     3,405.3      7,045.8     2,753.8
  Expenses..................          --        (188.5)     (593.9)   (1,221.3)   (1,751.0)    (3,754.7)   (1,841.1)
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
    Division contribution...          --        (109.0)      673.2     1,072.6     1,654.3      3,291.1       912.7
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
CONVENTIONAL MORTGAGE
  LENDING:
  Revenue...................     3,761.2       3,796.5     3,548.4     3,938.0     5,050.7     16,333.6     6,663.1
  Expenses..................    (2,754.3)     (2,261.0)   (2,128.5)   (2,869.3)   (3,099.3)   (10,358.1)   (3,807.2)
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
    Division contribution...     1,006.9       1,535.5     1,419.9     1,068.7     1,951.4      5,975.5     2,855.9
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
  Other revenue (loss)......      (806.4)        867.5       200.5     1,703.9        20.6      2,792.7       228.3
  Other expenses............    (1,861.4)     (2,263.9)   (2,405.5)   (2,837.8)   (3,175.9)   (10,683.1)   (3,313.9)
                               ---------     ---------   ---------   ---------   ---------   ----------   ---------
    Pre-tax income (loss)...   $  (504.4)    $ 1,121.5   $ 3,220.7   $ 3,164.3   $ 3,908.9   $ 11,415.4   $ 4,102.3
                               =========     =========   =========   =========   =========   ==========   =========

     See "Prospectus Summary -- Recent Developments" for a discussion of the contribution to revenues and expenses of each of Rock's divisions for the first quarter of fiscal 1998.


     The Fresh Start(TM) division began to sell loans by bulk sales in the second quarter of 1997. Bulk sales generate higher premiums than sales of individual loans. In addition, the principal amount of loan sales in the second quarter increased 71% over the first quarter. There can be no assurance that the rate of growth in originations and sales of Sub-Prime Home Equity Loans or the premiums received on sales of such loans in 1997 will continue at the same levels in 1998. See "Risk Factors -- Dependence on Loan Sales." The nine stores opened during 1997 incurred approximately $1.8 million of expenses in excess of revenues in the third and fourth quarters of 1997. In addition, the Fresh Start(TM) division opened five more stores in the first quarter of 1998. The direct costs for these new stores started late in the fourth quarter of 1997. During the fourth quarter, the principal amount of loan sales increased by 44% over the third quarter. The 1997 revenues were reduced by the provision for premium recapture of approximately $600,000 for the estimated amount of premium recapture associated with loans that prepay within the first year after sale. For a description of risks involving the Fresh Start(TM) division's Texas stores, see "Risk Factors -- Risks of Sub-Prime Loans in Texas."



     Because 13 stores, one marketing center and two branches have opened since July 1, 1997 (including four stores in the fourth quarter of 1997, five stores in January 1998 and two branches in the second quarter of 1998), Rock expects these stores and branches to contribute significantly less to its revenues and net income and more to its expenses in the first and possibly the second and third quarters of 1998 than stores that have been in operation for at least twelve months. The stores opened in January 1998 and some of the stores opened late in 1997 operated at a net loss aggregating approximately $1.6 million in the first quarter of 1998. "Stores" are Fresh Start(TM) division locations and "branches" are Conventional Mortgage Lending division locations.


     The Specialty Lending division commenced its current operations in the first quarter of 1997. The staffing and expenses of the start-up were incurred in the first quarter of 1997 with minimal contribution to revenues. The subsequent quarters demonstrated a consistent contribution as a percent of revenues. There can be no assurance that the rate of growth in originations and sales of High LTV Loans or the premiums received on sales of such loans in 1997 will continue at the same levels in 1998. See "Risk Factors -- Dependence on Loan Sales."

     The Conventional Mortgage Lending division increased its loan officers from the first quarter to the third quarter of 1997. Additionally, a branch was opened in Michigan during the fourth quarter and two branches were opened in the second quarter of 1998. The impact of some of these costs to expand this division are reflected in the third and fourth quarter expenses of the Conventional Mortgage Lending division. Rock's Conventional Mortgage Lending division's revenues and division contribution increased in the fourth quarter due to increased production resulting, in part, from the favorable interest rate environment.

     Other revenue includes the net contribution from sales of marketable securities and government insured lending. Most of the $2.8 million of other revenue consisted of non-recurring gains on the sale of marketable securities held for sale, all of which were sold by December 31, 1997.

     Other expenses include expenses not directly allocable to a particular division, such as the costs associated with Rock's legal, marketing, facilities, information services, executive, human resources, secondary marketing and general and administrative support teams. Included in other expenses was approximately $1.6 million of bonuses to Rock's shareholders and option holders; Rock does not intend to pay aggregate bonuses of that magnitude to these persons for 1998. Other expenses in the third and fourth quarters also include increases in costs of recruiting management members, costs of temporary employees, and increased depreciation and travel expenses as compared to the first half of 1997.

TERMINATION OF S CORPORATION STATUS AND INCOME TAXES


     Simultaneously with the closing of the Offering, Rock will cease to be taxed as an S corporation under the Code. In connection with the termination of its S corporation status, Rock will pay the Shareholder Distribution Amount out of the net proceeds of this Offering to the Existing Shareholders. The Shareholder Distribution Amount would have been $17.0 million calculated as of March 31, 1998 after giving effect to the $5.4 million tax distribution to Existing Shareholders on April 10, 1998. The Shareholder Distribution Amount is expected to increase by the distribution date as a result of additional S corporation income. See "Use of Proceeds" and "Termination of S Corporation Status."


     As an S corporation, Rock's income, whether or not distributed, was taxed at the shareholder level for federal and state tax purposes. Upon termination of its S corporation status, Rock will be subject to federal and state income taxation and will record a deferred tax asset on its balance sheet. The amount of the deferred tax asset to be recorded as of the date of termination of the S corporation status will depend upon timing differences between tax and book accounting relating principally to marking loans to market for tax purposes. If the S corporation status had been terminated as of March 31, 1998, the amount of the deferred tax asset would have been approximately $1.8 million. The pro forma provision for income taxes in the selected consolidated financial data shows results as if Rock had been subject to federal and state taxation at the tax rates effective for the periods presented.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 1997 VERSUS FISCAL YEAR ENDED DECEMBER 31, 1996

     The following table sets forth the revenues and expenses and pre-tax income for Rock for the years ended December 31, 1996 and 1997:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                  1996           1997
                                                                  ----           ----
                                                                     (IN THOUSANDS)
Total revenue before gains on sale of marketable
  securities................................................    $ 28,564       $ 49,888
Net gain on sale of marketable securities...................         991          2,222
                                                                --------       --------
Total revenue...............................................      29,555         52,110
Total expenses..............................................     (26,424)       (40,695)
                                                                --------       --------
Pre-tax income..............................................       3,131         11,415
Add back stock and option holders' bonuses..................       2,297          1,592
                                                                --------       --------
Pre-tax income before stock and option holders' bonuses.....    $  5,428       $ 13,007
                                                                ========       ========

     Rock's total revenues increased to $52.1 million in 1997 from $29.6 million in 1996, an increase of $22.5 million, or 76.3%, which included a net increase of $1.2 million in gains on sales of marketable securities over 1996. Excluding gains on sales of marketable securities, Rock's total revenues increased to $49.9 million in 1997 from $28.6 million in 1996, an increase of $21.3 million, or 74.7%. The increase in revenues is primarily due to (i) an increased portion of the loans closed by Rock consisting of Sub-Prime Loans (27.5% of the total dollar volume of loans closed in 1997, compared to 13.7% in 1996), which have higher origination fees and with respect to which Rock receives a higher premium on sale than Rock's Conventional Loans, (ii) an increase of $121.6 million, or 82.3%, in the volume of Sub-Prime Home Equity Loans closed by Rock in 1997, and
(iii) an increase in bulk sales of loans (which generally resulted in higher premiums than sales of individual loans). In 1997, the Fresh Start(TM) division's revenues as a percentage of total revenue increased to 49.8%, compared to 40% in 1996.


     Total expenses increased from $26.4 million in 1996 to $40.7 million in 1997, an increase of $14.3 million, or 54.0%, primarily due to increased commissions, increased occupancy costs for store openings and increases in general and administrative expenses that fluctuate with increases in volumes of loans closed. As a result of the increased revenues, proportionally lower expenses and lower bonuses, pre-tax income before stock and option holders' bonuses increased 139.6%, from $5.4 million in 1996 to $13.0 million in 1997.

     Because 13 stores, one marketing center and two branches have opened since July 1, 1997 (including four stores in the fourth quarter of 1997, five in the first quarter of 1998 and two branches in the second quarter of 1998), Rock expects these stores and branches to contribute significantly less to its revenues and net income and more to its expenses in the first and possibly the second and third quarters of 1998 than stores that have been in operation for at least twelve months. The stores opened in January 1998 and some of the stores opened late in 1997 operated at a net loss aggregating approximately $1.6 million in the first quarter of 1998. Also, management believes that in part because of the seasonality of its business, the trend in its quarterly revenue and income growth during the four quarters of 1997 did not continue at the same level in the first quarter of 1998. See "Business -- Seasonality."

     Stock and option holders' bonuses decreased from $2.3 million in 1996 to $1.6 million in 1997, a decrease of $0.7 million, or 30.7%. During 1996 and 1997, Rock paid bonuses to option holders in accordance with their employment agreements. The agreements do not require these bonuses after December 31, 1997. In addition, Rock paid bonuses to all three of its shareholders in 1996 and one of its shareholders in 1997, partially in recognition of cumulative past services. Rock does not intend to pay aggregate bonuses of this magnitude to these persons for 1998.

     The following table sets forth information regarding the components of Rock's revenues for the years ended December 31, 1996 and 1997:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                --------------------
                                                                 1996         1997
                                                                 ----         ----
                                                                   (IN THOUSANDS)
Interest income.............................................    $ 4,267      $ 8,083
Interest expense............................................     (3,669)      (5,150)
                                                                -------      -------
  Net interest margin.......................................        598        2,933
Provision for credit losses.................................         --         (300)
                                                                -------      -------
  Net interest margin after provision for credit losses.....        598        2,633
Loan fees and gains and losses on sale of mortgages.........     27,960       47,084
Net gain on sale of marketable securities...................        991        2,222
Other income................................................          6          171
                                                                -------      -------
  Total revenue.............................................    $29,555      $52,110
                                                                =======      =======

     Net interest margin increased to $2.9 million in 1997 from $0.6 million in 1996, an increase of $2.3 million, or 390.0%. The increase was primarily due to
(i) the increase in the dollar volume of loans closed by

Rock, and (ii) a change in the manner of selling loans from "flow" sales to "bulk" sales and assignment of trade sales, resulting in an increase in the length of time loans were held before sale, which allowed Rock to take advantage of the positive net interest margin. "Flow" sales are sales of loans underwritten by a third party who commits to purchase each individual loan its underwriters approve. "Bulk" sales are sales of loans underwritten to Rock's underwriting standards that are pooled and then sold to third parties for cash by Rock. Assignment of trade sales are sales of Conventional Loans to a third party who exchanges them with FNMA or Freddie Mac for their securities. The increase in net interest margin is also due to (i) higher weighted average interest rates charged on the loans as a result of the increased proportion of Sub-Prime Loans, which generally have higher interest rates, (ii) a decrease in the weighted average interest rates charged on Rock's borrowing facilities (from 7.26% in 1996 to 7.03% in 1997), and (iii) Rock's increased use of internally-generated cash to fund its loans. Rock has employed, and expects to continue to employ, strategies to attempt to increase its net interest margin, including holding its loans longer before it sells them, closing a higher volume of loans, closing a higher proportion of Sub-Prime Loans, which generally have higher interest rates, negotiating lower borrowing rates and using available cash to fund loans without borrowing additional money. Although this strategy enhances Rock's net interest margin, it exposes Rock to a greater risk of delinquencies. Loans that become delinquent generally cannot be sold to third parties, increasing the likelihood of foreclosures and charge-offs.


     Rock may be required to repurchase or substitute loans in the event of a breach of representations and warranties, including any fraud or any misrepresentation made during the loan origination process. Rock recorded a provision for credit losses of $300,000 in 1997 for future repurchase or substitution requirements relating to loans sold before December 31, 1997 and credit risk for loans held for sale and investment. During 1997, two loans were reclassified as real estate owned, resulting in a $30,000 charge against the reserve.


     Loan fees and gains and losses on sale of mortgages increased to $47.1 million in 1997 from $28.0 million in 1996, an increase of $19.1 million, or 68.4%. This increase is primarily due to an increased portion of the loans closed by Rock consisting of Sub-Prime Loans, with respect to which Rock receives higher loan fees and a higher premium on sale, and the introduction of Specialty Lending in 1997, resulting in $66.0 million of High LTV Loans closed in 1997 for which Rock also receives relatively higher loan fees and premiums on sale, and the higher volume of loans closed in 1997. The dollar volume of Sub-Prime Loans increased in 1997 compared to 1996 primarily as a result of an increase in Fresh Start(TM) stores, loan officers, and marketing and the beginning of Rock's Specialty Lending division in 1997. The average premium received by Rock on all loans sold during 1997 also increased, primarily due to changes in the way Rock sold its loans in 1997 and favorable market conditions. Rock sold a majority of its Sub-Prime Loans through bulk sales, rather than on a flow basis. In addition, Rock began selling its Conventional Loans pursuant to assignments of trade, rather than on a flow basis.



     The increase in loan fees and gains and losses on sale of mortgages was partially offset by an increase in Rock's recapture reserve in 1997. Some Sub-Prime Loan sales require Rock to return a portion of the premium received by Rock on the sale of the loan if the loan is prepaid by the customer within the first year after sale. Rock records a provision for this risk based on its evaluation of the terms of its sale contracts and its assumptions concerning prepayments. Rock increased its reserve, and decreased its loan fees and gains and losses on sale of mortgages, by $603,000 for this risk in 1997, compared to an increase of $317,000 in 1996. In addition, by increasing net interest margin by holding loans for longer periods of time, Rock is subject to a higher risk of delinquencies and resulting foreclosure losses.


     Rock currently does not securitize its loans. Rock sells its loans in large bulk and whole loan sales for cash premiums in the secondary market. If the prices offered in the secondary market for Rock's loans decrease significantly relative to the value Rock believes that it could receive by securitizing such loans, Rock's management would consider securitizing its loans. If Rock began to securitize its loans, it would be subject to the risks described in "Risk Factors -- Risks of Securitization."

     Rock currently services the loans it closes between the date of closing and the date of sale of the loan and the related servicing. Through 1997, Rock sold all of its loans servicing released (i.e., without retaining the right to service the loan) or sells the loan servicing rights separately. Rock would consider selling its loans with the servicing rights retained if it believes that the value of the servicing rights is or may become significantly greater than secondary market buyers are then willing to pay for them. If Rock sold loans with servicing retained, Rock would recognize a gain on the sale equal to the difference between the carrying value of the loan sold on Rock's balance sheet and the sum of (i) the cash received in such sale, and (ii) the amount of an asset recorded on its balance sheet in an initial amount equal to the present value of the servicing fees it would expect to collect over the life of the loan (the "Servicing Asset"). If Rock believes the value of the Servicing Asset in the secondary market becomes high enough, Rock would consider selling its servicing rights as it did in 1994 and 1995. If Rock began to sell its loans with servicing retained, it would be subject to the risks described in "Risk Factors -- Potential Originated Mortgage Servicing Rights Risk."

     Net gain on sale of marketable securities increased to $2.2 million in 1997 from $1.0 million in 1996, an increase of $1.2 million, or 124.2%. Before the end of 1997, Rock had invested some of its excess cash in marketable securities. During 1996 and 1997, Rock sold a portion of its portfolio of marketable securities held for sale. No such marketable securities were held by Rock at December 31, 1997, and, therefore, the gains on sales will not continue in the future.

     The following table sets forth information regarding the components of Rock's expenses for the years ended December 31, 1996 and 1997:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                 1996            1997
                                                                 ----            ----
                                                                    (IN THOUSANDS)
Salaries, commissions and employee benefits.................    $16,425         $24,811
Stock and option holders' bonuses...........................      2,297           1,592
General and administrative expenses.........................      4,646           7,630
Marketing expenses..........................................      2,393           5,370
Depreciation and amortization...............................        663           1,292
                                                                -------         -------
  Total expenses............................................    $26,424         $40,695
                                                                =======         =======

     Salaries, commissions and employee benefits increased from $16.4 million in 1996 to $24.8 million in 1997, an increase of $8.4 million, or 51.1%. The increase was primarily attributable to Rock hiring additional personnel in order to generate increased levels of loan closings, increased compensation for new management team members hired during 1997, and increased commissions due to increased closings. Rock employed 399 persons as of December 31, 1996, compared to 667 persons as of December 31, 1997, a 72.5% increase. These expenses are expected to increase in 1998 as a result of additional employees hired in 1997 and expected to be hired in 1998 in connection with new stores and branches and expansion of existing operations.

     Stock and option holders' bonuses decreased from $2.3 million in 1996 to $1.6 million in 1997, a decrease of $0.7 million, or 30.7%. During 1996 and 1997, Rock paid bonuses to option holders in accordance with their employment agreements. The agreements do not require these bonuses after December 31, 1997. In addition, Rock paid bonuses to all three of its shareholders in 1996 and one of its shareholders in 1997, partially in recognition of cumulative past services. Rock does not intend to pay aggregate bonuses of this magnitude to these persons for 1998.

     General and administrative expenses consist primarily of occupancy costs, professional services, office expenses, automobile and delivery expenses and other expenses, many of which vary with the volume of loan closings. General and administrative expenses increased from $4.6 million in 1996 to $7.6 million in 1997, an increase of $3.0 million, or 64.2%. The increase was primarily attributable to an increase in occupancy expenses as a result of opening nine new Fresh Start(TM) stores and one marketing center in 1997 and one new Conventional Mortgage Lending branch during 1997 and to significantly expanded Specialty Lending activities in 1997. In addition, recruiting expenses increased in 1997 primarily due to the opening of the new Fresh Start(TM) stores and the hiring of new management team members. These expenses are expected to increase in 1998 as a result of new stores and branches and expansion of existing operations. Also, legal expenses increased in 1997 as a result of a reorganization of some of Rock's employment and share ownership relationships in 1997.

     Marketing expenses increased from $2.4 million in 1996 to $5.4 million in 1997, an increase of $3.0 million, or 124.4%. Marketing expenses for the Fresh Start(TM) and Specialty Lending divisions in 1997 increased $1.7 million, or 120.0%, and $1.2 million, or 100.0%, respectively, over 1996. The increase was primarily attributable to Rock's greater marketing, both in existing markets and in new markets to generate higher levels of loan closings, as well as the marketing costs associated with the introduction of Rock's High LTV Loans. This increase is primarily the result of Rock's increased focus on its Sub-Prime Loan business, which required greater marketing related to new store openings, and ongoing marketing. These expenses are expected to increase in 1998 in connection with new stores and branches and expansion of existing operations into new geographic markets.


     Depreciation and amortization expenses increased from $0.7 million in 1996 to $1.3 million in 1997, an increase of $0.6 million, or 94.9%. The increase was primarily attributable to Rock's purchase of a front-end origination computer system in early 1997 and purchases of additional equipment and leasehold improvements during 1997 for new stores. These expenses are expected to increase in 1998 as a result of new stores and branches and expansion of existing operations.

     Upon completion of this Offering, Rock's tax status will change from that of an S corporation to that of a C corporation. As a C corporation, Rock will be subject to federal and state income taxation. As an S corporation, Rock's taxable income is included in the individual returns of the shareholders.

FISCAL YEAR ENDED DECEMBER 31, 1996 VERSUS FISCAL YEAR ENDED DECEMBER 31, 1995

     The following table sets forth the revenues and expenses and pre-tax income for Rock for the years ended December 31, 1995 and 1996:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                   1995            1996
                                                                   ----            ----
                                                                      (IN THOUSANDS)
Total revenue before gains on sale of mortgage
  servicing and marketable securities.......................      $18,178         $28,564
Net gain on sale of mortgage servicing......................        5,728              --
Net gain on sale of marketable securities...................          346             991
                                                                  -------         -------
Total revenue...............................................       24,252          29,555
Total expenses..............................................      (17,389)        (26,424)
                                                                  -------         -------
Pre-tax income..............................................        6,863           3,131
Add back stock and option holders' bonuses..................          546           2,297
                                                                  -------         -------
Pre-tax income before stock and option holders' bonuses.....      $ 7,409         $ 5,428
                                                                  =======         =======


     Rock's total revenues increased to $29.6 million in 1996 from $24.3 million in 1995, an increase of $5.3 million, or 21.9%, which included a net increase of $0.6 million in gains on sales of marketable securities over 1995 and a gain on the sale of servicing rights of $5.7 million in 1995. Excluding gains on sales of marketable securities and the gain on the sale of servicing rights, Rock's total revenues increased to $28.6 million in 1996 from $18.2 million in 1995, an increase of $10.4 million, or 57.1%. The increase in revenues is primarily due to (i) an increased portion of the loans closed by Rock consisting of Sub-Prime Loans (13.7% of the total dollar volume of loans closed in 1996, compared to 7.9% in 1995), which have higher origination fees and with respect to which Rock receives a higher premium on sale than Conventional Loans, and (ii) a 132.0% increase in the volume of Sub-Prime Loans closed by Rock. In 1996, the Fresh Start(TM) division's revenues as a percentage of total revenue increased to 40%, compared to 14% in 1995.


     Total expenses increased from $17.4 million in 1995 to $26.4 million in 1996, an increase of $9.0 million, or 52.0%, primarily due to increased commissions, increased occupancy costs for a branch opening, increased stock and option holders' bonuses and increases in general and administrative expenses that fluctuate with increases in volumes of loans closed. Included in total revenues for 1995 is a $5.7 million gain on the sale of mortgage servicing rights and a $346,000 gain on the sale of marketable securities, and included in total revenues for 1996 is a $991,000 gain on the sale of marketable securities. As a result of the gain on sale of mortgage servicing rights in 1995 and proportionately higher expenses, partially offset by the lower gain on the sale of marketable securities in 1995, pre-tax income before stock and option holders' bonuses decreased 26.7%, from $7.4 million in 1995 to $5.4 million in 1996.

     The following table sets forth information regarding the components of Rock's revenues for the years ended December 31, 1995 and 1996:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                 1995            1996
                                                                 ----            ----
                                                                    (IN THOUSANDS)
Interest income.............................................    $ 3,003         $ 4,267
Interest expense............................................     (3,012)         (3,669)
                                                                -------         -------
  Net interest margin.......................................         (9)            598
Loan fees and gains and losses on sale of mortgages.........     17,788          27,960
Net gain on sale of mortgage servicing......................      5,728              --
Net gain on sale of marketable securities...................        346             991
Other income................................................        399               6
                                                                -------         -------
  Total revenue.............................................    $24,252         $29,555
                                                                =======         =======


     Net interest margin increased to $598,000 in 1996 from a loss of $9,000 in 1995, an increase of $607,000. The increase was primarily due to (i) higher weighted average interest rates charged on the loans as a result of the increased proportion of Sub-Prime Loans, which generally have higher interest rates, (ii) the increase in the dollar volume of loans closed by Rock, and (iii) Rock's increased use of internally-generated cash to fund its loans.



     Loan fees and gains and losses on sale of mortgages increased to $28.0 million in 1996 from $17.8 million in 1995, an increase of $10.2 million, or 57.2%. This increase is primarily due to an increased portion of the loans closed by Rock consisting of Sub-Prime Loans, with respect to which Rock receives higher loan fees and a higher premium on sale, and an increase of 20.5% in the dollar volume of loans closed. The dollar volume of Sub-Prime Loans increased in 1996 compared to 1995 primarily because of an increase in Fresh Start(TM) stores, loan officers and marketing.



     The increase in the loan fees and gains and losses on sale of mortgages was partially offset by an increase in Rock's recapture reserve in 1996. Some Sub-Prime Loan sales require Rock to return a portion of the premium received by Rock on the sale of the loan if the loan is prepaid by the customer within the first year after sale. Rock records a provision for this risk based on its evaluation of the terms of its sale contracts and its assumptions concerning prepayments. Rock increased its reserve, and decreased its loan fees and gains and losses on sale of mortgages, by $317,000 for this risk in 1996, compared to an increase of $205,000 in 1995.


     Rock recognized a $5.7 million net gain on the sale of mortgage servicing in 1995. Rock retained the servicing rights to loans it sold in 1993 and 1994 (and received lower sales prices as a result). In 1995, Rock sold all of its remaining servicing rights. In 1996, Rock sold all of its loans servicing released. Other income in 1995 also includes approximately $280,000 of loan servicing fees for the period during which Rock retained servicing rights in 1995.


     Net gain on sale of marketable securities increased to $991,000 in 1996 from $346,000 in 1995, an increase of $645,000, or 186.7%. During 1995 and 1996,
Rock invested some of its excess cash in marketable securities. During 1995 and 1996, Rock sold a portion of its portfolio of marketable securities held for sale and recognized gains on those sales. The net gain in 1995 included recognition of an $850,000 loss due to a significant decrease in the value of a marketable equity security that was subsequently sold.

     The following table sets forth information regarding the components of Rock's expenses for the years ended December 31, 1995 and 1996:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                   1995            1996
                                                                   ----            ----
                                                                      (IN THOUSANDS)
Salaries, commissions and employee benefits.................      $11,272         $16,425
Stock and option holders' bonuses...........................          545           2,297
General and administrative..................................        3,726           4,646
Marketing expenses..........................................        1,339           2,393
Depreciation and amortization...............................          507             663
                                                                  -------         -------
     Total expenses.........................................      $17,389         $26,424
                                                                  =======         =======

     Salaries, commissions and employee benefits increased from $11.3 million in 1995 to $16.4 million in 1996, an increase of $5.1 million, or 45.7%. The increase was primarily attributable to Rock hiring additional personnel in order to generate increased levels of loan closings, and increased commissions due to increased closings. Rock employed 266 persons as of December 31, 1995, compared to 399 persons as of December 31, 1996, a 50% increase.

     Stock and option holders' bonuses increased from $0.5 million in 1995 to $2.3 million in 1996, an increase of $1.8 million. During 1996, Rock paid bonuses to option holders in accordance with their employment agreements. The agreements do not require these bonuses after December 31, 1997. In addition, Rock paid bonuses to all of its shareholders in 1996, partially in recognition of cumulative past services. Rock does not intend to pay bonuses of this magnitude to these persons for 1998.

     General and administrative expenses consist primarily of occupancy costs, professional services, office expenses, automobile and delivery expenses and other expenses, many of which vary with the volume of loan closings. General and administrative expenses increased from $3.7 million in 1995 to $4.6 million in 1996, an increase of $0.9 million, or 24.7%. The increase was primarily attributable to increased occupancy expenses as a result of opening two new Fresh Start(TM) stores in 1996 and increased expenses required to accommodate the significantly expanded loan closing volumes experienced by Rock in 1996.


     Marketing expenses increased from $1.3 million in 1995 to $2.4 million in 1996, an increase of $1.1 million, or 78.7%. The increase was primarily attributable to Rock's greater marketing expenses, both in existing markets and in new markets to generate higher levels of loan closings. This increase is primarily the result of Rock's increased focus on its Sub-Prime Loan business, which required greater marketing related to each loan closed and new store openings, and ongoing marketing.


     Depreciation and amortization expenses increased from $0.5 million in 1995 to $0.7 million in 1996, an increase of $0.2 million, or 30.8%. The increase was primarily attributable to Rock's purchases of additional equipment and leasehold improvements during 1996 for new stores and expansion of Rock's national support center.

LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth information concerning Rock's financial condition as of December 31, 1996 and 1997:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                                ----       ----
                                                                (IN THOUSANDS)
Cash and cash equivalents...................................  $  3,289   $ 11,947
Marketable securities.......................................     5,954         --
Mortgage loans held for sale................................    85,009    121,344
Property and equipment, net.................................     2,681      7,011
Other assets................................................     3,427      4,127
                                                              --------   --------
  Total assets..............................................  $100,360   $144,429
                                                              ========   ========
Warehouse borrowings........................................  $ 67,621   $ 97,455
Drafts payable..............................................    14,897     21,875
Other liabilities...........................................     5,596      9,991
Shareholders' equity........................................    12,346     15,108
                                                              --------   --------
  Total liabilities and shareholders' equity................  $100,360   $144,429
                                                              ========   ========

     Cash and cash equivalents increased in 1997 primarily due to the cash generated from operations along with the sale of the remaining marketable equity securities. Mortgage loans held for sale increased due to higher volume of originations in 1997 by the Fresh Start(TM) division, which Rock holds for longer periods of time to accumulate for bulk sales and to increase interest income. See "Results of Operations." Property and equipment increased due to new Fresh Start(TM) store openings and the acquisition of a new front-end origination technology in 1997. Other assets at December 31, 1997 include loans to a shareholder of approximately $1.6 million, which are expected to be repaid out of the Shareholder Distribution Amount, approximately $0.8 million of loans held for investment, net of approximately $0.3 million of allowances for losses on these loans, approximately $0.2 million of real estate owned as a result of foreclosures, and approximately $1.5 million of miscellaneous assets.

     Warehouse borrowings and drafts payable increased due to the increase in volumes of originations and holding loans for longer periods of time. See "Results of Operations." The increase in other liabilities is due to increased trade payables relating to increases in the volume of loans closed and financing for equipment acquisitions. Shareholders' equity reflects the increase due to pre-tax income less distributions to shareholders to pay tax liabilities they incur as a result of Rock's status as an S corporation and a special, one-time distribution to shareholders of approximately $4.8 million in 1997.

     Net cash provided by operating activities during 1997 before increases or decreases in loans held for sale was approximately $19.7 million, compared to approximately $9.2 million in 1996. Cash was provided primarily by (i) Rock's pre-tax income for 1997 (approximately $10.8 million before depreciation and amortization, provision for credit losses and net gain on sales of marketable securities in 1997, compared to approximately $2.8 million in 1996), (ii) an increase in drafts payable, which represent funds advanced for loan closings that have not yet been drawn against the warehouse line of credit (approximately $7.0 million in 1997, compared to approximately $7.5 million in 1996), and (iii) an increase in accounts payable and accrued expenses and other liabilities, primarily as a result of the increase in loan closings and the number of stores opened during 1997 (approximately $2.6 million in 1997, compared to a reduction of approximately $0.8 million in 1996).

     These sources of cash were more than offset primarily by cash used to fund the increase in loans held for sale resulting from the increased volume of closings in 1997 (approximately $36.3 million in 1997, compared to approximately $11.0 million in 1996). Cash was also used during 1997 (i) to purchase equipment, both for new stores and a marketing center and to upgrade Rock's computer and telephone systems (approximately $5.6 million in 1997, compared to approximately $2.1 million in 1996), (ii) to fund distributions to shareholders both to pay their taxes on Rock's income taxed to them as a result of Rock's S corporation status and to distribute a portion of the additional earnings previously taxed to them (approximately $7.2 million in 1997, compared to approximately $3.5 million in 1996), and (iii) to fund loans to shareholders (approximately $0.9 million in 1997, compared to payments received on such loans of approximately $2.0 million in 1996). These uses of cash were financed primarily by cash generated by operations, proceeds from the sales of marketable securities and a $2 million loan secured by computer equipment purchased with the loan proceeds. Increased borrowings under Rock's warehouse financing facilities (approximately $29.8 million in 1997, compared to approximately $3.5 million in 1996) were used to finance, in part, the higher amount of loans held for sale.

     Rock's operations require continued access to financing sources. Rock's primary operating cash requirements include the funding of (i) loan closings,
(ii) capital expenditures in connection with the expansion of its stores and branches, (iii) beginning after this Offering, income tax payments due on Rock's net income, (iv) ongoing administrative and other operating expenses, including compensation of additional employees expected to be hired in 1998, and (v) repayments of borrowings and related interest.

     Adequate credit facilities and other sources of funding, which permit Rock to fund the loans it closes, are essential to the continuation of Rock's ability to close loans. After using available working capital, Rock borrows money to fund its loan closings and repays these borrowings as the loans are sold. Loan origination fees are sometimes included in the principal balance of the loan closed, although Rock may receive these fees either at the closing of the loan or at the time of a warehouse line of credit borrowing or reverse repurchase sale of the loan. Upon the sale of loans and the subsequent repayment of the borrowings, Rock's working capital and credit facilities then become available to fund additional loan closings.

     Rock has $250 million ($350 million after completion of the Offering) of warehouse financing facilities. Rock's warehouse line of credit currently provides for up to $150 million principal amount of demand loans secured by loans held for sale and other assets of Rock. Loans under the warehouse line of credit bear interest at rates that vary depending on the type of underlying loan, and the loans are subject to sublimits, advance rates and warehouse terms that vary depending on the type of underlying loan. Interest rates vary from the bank's prime rate to 1.5% to 2.5% over the federal funds rate (resulting in a weighted average interest rate of 6.94% during 1997). The warehouse line of credit requires Rock to maintain a minimum tangible effective net worth, a maximum leverage ratio, a minimum current ratio and minimum working capital. The warehouse line of credit expires, with respect to loans committed to be made by any particular lender, 75 days after that lender demands payment, unless that lender is replaced. Borrowings under the warehouse line of credit are used to fund loans closed by Rock. As of March 31, 1998, Rock had borrowed $68.7 million under this facility and had a maximum of $81.3 million available for additional borrowings thereunder and was in compliance with all associated financial covenants.

     In addition to the $150 million warehouse line of credit, Rock's reverse repurchase arrangement provides that the lender, an affiliate of one of the Representatives of the Underwriters in this Offering, will purchase from Rock at par, subject to Rock's agreement to repurchase on a daily basis, up to $100 million ($200 million after completion of the Offering) of fully-amortizing, first or junior lien residential mortgage loans and home equity loans that comply with Rock's origination guidelines and conform to whole and bulk loan sale requirements. This agreement is not a committed facility and the lender may elect to discontinue the repurchase agreement at any time. The term of any financing under the repurchase agreement matures and may be renewed on a daily basis. In any event, the arrangement terminates in March 1999. The effective weighted average interest rate to Rock of this arrangement in 1997 was 6.88%. Rock uses this facility as a supplemental borrowing facility to fund loans closed by Rock until they are sold. As of March 31, 1998, Rock had financed $4.7 million of loans under this facility and an additional $95.3 million was available for future financings.

     The net proceeds of the Offering, together with cash flows from operations, are expected to be sufficient to fund the payment to the Existing Shareholders of the Shareholder Distribution Amount and Rock's liquidity requirements for the next 12 months, if Rock's future operations are consistent with management's expectations. See "Termination of S Corporation Status" and "Use of Proceeds." Rock, however, expects to continue its expansion and expects that eventually it will need to arrange for additional sources of capital through the issuance of debt, equity or additional bank borrowings. Rock has no commitments for any such additional financings, and there can be no assurance that Rock will be able to obtain any such additional financing at the times required and on terms and conditions acceptable to Rock. In such event, Rock's growth and operations could be curtailed.

     If Rock begins to securitize its assets or significantly increases its retained mortgage servicing rights, Rock's liquidity could be materially adversely affected. See "Risk Factors -- Risks of Securitization" and "-- Potential Originated Mortgage Servicing Rights Risk."

HEDGING


     Rock closes loans and subsequently sells them for cash to unaffiliated wholesale purchasers. If prevailing interest rates rise between the time Rock closes loans or fixes the interest rates on such loans and the time such loans are priced for sale, the spread between the amount loaned and the amount the wholesale purchaser is willing to pay for the loan narrows, resulting in a loss in value of the loan. To protect against such losses in respect of its Conventional Loans (where the interest spread is lower), Rock currently enters into forward sales commitments for future delivery of FNMA and Freddie Mac securities to fix the sales price of the conventional loans expected to be closed or hedges the value of those loans through periodic purchases of short-duration treasury-based options. Rock had $82,535,000 of such forward sales commitments as of December 31, 1997 with various investment bankers. Rock generally assigns these commitments to third parties along with Conventional Loans necessary to obtain the FNMA and Freddie Mac securities deliverable pursuant to those commitments. Before entering into forward commitments or hedging, Rock performs an analysis of its Conventional Loans and Conventional Loan applications with committed interest rates taking into account such factors as the estimated portion of loan applications that will ultimately be funded, interest rates, inventories of loans and applications and other factors to determine the type and amount of forward commitment and hedging transactions. Rock attempts to make forward commitments for or hedge substantially all of its estimated interest rate risk on its Conventional Loans. Rock does not believe that hedging its interest rate risk with respect to its Sub-Prime Loans is cost effective as a result of their generally higher interest spreads combined with their relative lack of sensitivity to changes in market interest rates and considering the period during which Rock currently intends to accumulate such loans for sale. See "Risk Factors -- Economic Conditions -- Interest Rates."


IMPACT OF INFLATION

     Inflation has not had a material effect on Rock's results of operations. Increases in the inflation rate generally result in increased interest rates. Because Rock borrows money at variable rates, increased interest rates will increase the borrowing costs of Rock. Inflation will also increase the operating costs of Rock. Rock may not be able to pass on the effects of inflation and the accompanying higher interest rates to its customers due to usury or other regulatory restrictions or competitive pressures. Profitability may also be affected by the level of and fluctuation in interest rates, which affect Rock's ability to earn a spread between interest received on its loans and the costs of its borrowings. The profitability of Rock is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of Rock to close loans. Fluctuating interest rates also may affect the net interest income earned by Rock resulting from the difference between the yield to Rock on loans held pending sales and the interest paid by Rock for funds borrowed under Rock's warehouse financing facilities. See "Risk Factors -- Economic Conditions -- Interest Rates."

YEAR 2000 COMPLIANCE

     Rock does not expect the cost of making its computer systems year-2000 compliant will be material. Because most of Rock's computer hardware and software is less than two years old, it believes that its exposure to year-2000-related hardware and software problems is lower than if it used older equipment or software. Nonetheless, Rock is engaging a consultant to manage the testing of its equipment and software and the identification and resolution of any problems discovered. Rock also plans to explore the strategies of its vendors to discover and resolve any year-2000 problems. Rock is already participating with its loan servicing vendor in its year-2000 evaluation process. Rock expects to complete this process during 1998. See "Risk Factors -- Year 2000 Compliance."

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly-held common stock or potential common stock. This Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997 and will be implemented in Rock's financial statements upon completion of the Offering. The pro forma earnings per share information presented in this Prospectus is computed in accordance with SFAS No. 128.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time Rock has determined that this Statement will have no significant impact on its financial position or results of operations for 1998.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This Statement establishes standards for the way public business enterprises report information about their operating segments and requires them to report selected information about operating segments, products and services, activities in different geographic areas, and its reliance on major customers. SFAS No. 131 requires a "management approach" for identifying reportable segments based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997, and will be adopted by Rock in 1998 as required. Rock has presented the required disclosures of financial information for its three divisions, Fresh Start(TM), Specialty Lending and Conventional Mortgage Lending in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    BUSINESS

OVERVIEW


     Rock is a specialty finance company marketing conventional and sub-prime debt consolidation and home financing loans, secured primarily by first or second mortgages on one- to four-family, owner-occupied residences. The Company originates loans through 26 stores and branches, one marketing center and one call center. Founded in 1985 by its current Chief Executive Officer and Chairman of the Board, Daniel Gilbert, Rock originates 100% of its loans through its retail operations, marketing its loans directly to consumers. The Company uses proprietary marketing methods and technology to increase its market penetration. Rock seeks to provide "world class" service to its customers, thereby encouraging them to return for future loans and refer others to Rock for loans. The Company also focuses on recruiting, developing and motivating talented people, recruited from inside and outside the consumer finance industry, to implement its business strategies. Rock believes it is creating growing brand identities and a retail franchise that will sustain its loan origination efforts.


     As a retail originator of loans, Rock earns a portion of its revenues from origination points and processing fees charged to its customers. Rock currently does not securitize its loans. Rather, it sells its loans in large bulk and whole loan sales for cash premiums in the secondary market. During 1997, Rock had revenues of $52.1 million, pre-tax income of $11.4 million and pro forma net income of $7.3 million. During 1997, Rock closed $1.2 billion of loans (12,950 loans). As of March 31, 1998, Rock had 770 employees, including 335 loan officers.


     Rock currently operates through three major divisions. Rock originates Sub-Prime Home Equity Loans to individuals with impaired credit characteristics, high levels of debt service to income, unfavorable past credit experience, limited credit history, limited employment history or unverifiable income through its Fresh Start(TM) division. Rock owns the registered trademark for the name "Fresh Start Financial Services(R)" and has applied for a registered service mark for the name "Fresh Start(TM)." Rock originates home equity second mortgage loans to individuals with good credit histories but little or no equity in their homes through its Specialty Lending division. During 1997, Rock closed $335.3 million of Sub-Prime Home Equity Loans and High LTV Loans (6,232 loans, representing 49% of the total loans closed). Rock also originates Conventional Loans that generally conform to FNMA or Freddie Mac underwriting standards, or that generally meet such standards except for maximum loan size guidelines, through its Conventional Mortgage Lending division. During 1997, Rock closed $867.5 million of Conventional Loans (6,513 loans). Although only 28% of the total loan closings (by dollar volume) were Sub-Prime Loans in 1997, revenues from Sub-Prime Loans equaled 63% of total revenues due to the higher profit margins and interest rates associated with Sub-Prime Loans. In addition, Rock began to increase its government-insured lending operations in 1997, primarily making mortgage loans that meet the underwriting standards for FHA insurance.


     Rock's business in each division is supported by an infrastructure of sophisticated technology, highly-trained people and specialized marketing, including multimedia advertising and direct marketing operations. To identify potential customers, Rock uses internal and external databases of information regarding past and potential customers and their needs. Rock then develops proprietary customer profiles which it uses together with information from outside sources to tailor and direct its marketing efforts for each of its divisions. Rock believes that its focused marketing approach makes more efficient use of its marketing resources and leads to a higher marketing success rate than broad indiscriminate marketing aimed at a wide range of consumers.

BUSINESS STRATEGY

     Rock's business strategy to sustain its growth in profitability while continuing to build its consumer lending operations includes: (i) enhancing consumer recognition of its "Fresh Start(TM)" and "Rock Financial" brand names in its current markets and establishing brand name recognition in new markets,
(ii) increasing the number of Fresh Start(TM) stores and expanding its call center operations into additional states, (iii) expanding the cross-selling of existing products and expanding the products offered through existing distribution channels, (iv) exploring establishing additional distribution channels, (v) providing "world class" service, and thereby distinguishing itself from its competitors, (vi) continuing to invest heavily in technology and marketing, (vii) maintaining consistent underwriting standards, and thereby maintaining secondary market interest in Rock's loans, and (viii) seeking potential acquisition opportunities.

     Enhance Consumer Recognition of the "Fresh Start(TM)" and "Rock Financial" Brand Names. Rock uses advertising and marketing to enhance consumer recognition of its "Fresh Start(TM)" and "Rock Financial" brand names in each of the current markets it serves and to establish brand name recognition in new markets it enters. Rock believes that it can differentiate itself from its competitors through strong brand names and increase the likelihood that potential customers will use Rock to meet their financial needs.


     Increase the Number of Fresh Start(TM) Stores and Expand Call Center Operations. Rock plans to increase the number of its Fresh Start(TM) stores and expand its call center operations into additional states, thereby increasing loan production and diversifying its operations geographically. Rock believes that Sub-Prime Loans are less dependent on prevailing interest rates and home purchases and have higher origination fees and margins than Conventional Loans.



     Rock opened nine Fresh Start(TM) stores and one marketing center during 1997 and opened an additional five Fresh Start(TM) stores in January 1998 and an additional two Conventional Mortgage Lending branches in April 1998. Rock plans to open additional stores in 1998. As of March 31, 1998, Rock was soliciting High LTV Loans in eight states and was licensed to do business or exempt from licensing in eleven others. Rock is analyzing the requirements to do business and originate Sub-Prime Loans in other states.


     Expand the Cross-Selling of Existing Products and Expand the Products Offered Through Existing Distribution Channels. Rock plans to place loan officers from each of Rock's other divisions in each Fresh Start(TM) store, thereby enabling Rock to make available a greater variety of products to its customers at these stores and to allow each of Rock's divisions to benefit from cross-selling opportunities. Rock also plans to continue to explore new products which it can cost-effectively originate through each of its existing distribution channels. As part of this strategy, Rock began to increase its government-insured lending operations through its existing distribution channels in 1997.

     Explore Establishing Additional Distribution Channels. Rock has developed a marketing and technology infrastructure that management believes will allow Rock to establish new distribution channels to market financial products directly to the consumer. Rock will explore creating new channels to market such financial products.

     Provide "World Class" Service. Rock trains its employees in what it calls its "world class" service philosophy, which is Rock's commitment to provide superior customer service, to be responsive to customer needs and to make applying for and closing each loan as quick, efficient and convenient for the customer as possible. Rock believes that "world class" service is necessary to distinguish Rock from its competitors. Rock also believes that referral and repeat business are its most important sources of business, and that satisfied customers who received "world class" service are more likely to refer others to Rock for loans and to return to Rock for their future financing needs.

     Continue to Invest Heavily in Technology and Marketing. Rock has invested heavily in its technology and marketing to create an infrastructure of sophisticated technology, highly-trained people and specialized marketing and to create and enhance brand name recognition for the Rock Financial and Fresh Start(TM) brand names. During 1997, the Company invested approximately $3.9 million in technology equipment that was capitalized, spent approximately $2.3 million to employ technology employees and spent approximately $5.4 million on marketing. Rock plans to continue to make a similar investment in its technology and marketing in 1998 to maintain and enhance that infrastructure.

     Maintain Consistent Underwriting Standards. Rock desires to maintain consistent underwriting standards while it increases the volume of loans closed. Rock believes that maintaining consistent underwriting standards is important to develop and maintain its reputation and to maintain secondary market interest in Rock's loans. Also, Rock seeks to maximize its premium on whole and bulk loan sales by closely monitoring secondary market buyers' requirements.

     Seek Potential Acquisition Opportunities. Rock seeks potential acquisition opportunities. It intends to review selective new acquisition opportunities, as they arise, as a means of expanding its retail operations. In evaluating an acquisition candidate, Rock intends to analyze several strategic characteristics, including the candidate's geographic locations, the types of loans it originates, the presence and strength of local competition, the regulations applicable in the candidate's geographic locations and the structure of the transaction. The purchase consideration for any such acquisitions may be cash, equity or debt securities or a combination of the foregoing. Rock currently is not a party to a letter of intent or definitive agreement with any acquisition candidates. There can be no assurance that Rock will enter into any such agreements or acquire any acquisition candidates.

KEY COMPONENTS OF ROCK'S RETAIL FRANCHISE

     Rock originates 100% of its loans through its retail operations, marketing its loans directly to consumers. The Company uses proprietary marketing methods and technology to increase its market penetration. Rock seeks to provide "world class" service to its customers, thereby encouraging them to return for future loans and refer others to Rock for loans. The Company also focuses on recruiting, developing and motivating talented people, recruited from inside and outside the consumer finance industry, to implement its business strategies. Through the use of these key components, Rock believes it is creating growing brand identities and a retail franchise that will sustain its loan origination efforts.

     Marketing and Advertising. Rock makes extensive use of multimedia advertising campaigns, including television, radio, yellow pages and print advertising, and direct marketing efforts to support its loan officers' sales efforts. Rock uses its proprietary customer profiles to focus its advertising and direct marketing efforts in order to reach its target customer cost-effectively and generate loan inquiries. Rock also uses advertising to increase brand name recognition for its Rock Financial and Fresh Start(TM) brand names. Rock's Fresh Start(TM) division is using the "Fresh Start(TM)" name, adopted in 1997, in its advertising outside of Michigan and plans to convert all eight of its current Michigan "Boulder Financial" stores to Fresh Start(TM) stores in 1998. By creating brand name recognition, Rock believes that it is more likely that consumers will use the Company to meet their financial needs.

     Rock has an in-house marketing staff with a marketing product manager dedicated to each division. Rock's marketing team, together with an outside advertising agency, produces Rock's graphic art, places virtually all of Rock's print, radio and television advertising, manages Rock's marketing data base and acquires lists used for call center and direct marketing efforts.

     Rock has also developed and trademarked a proprietary direct mail product called "Mortgage in a Box(R)." After a customer has paid a loan application or processing fee, Rock mails the customer a colorful Mortgage in a Box(R) package that contains application forms and instructions. Rock believes its Mortgage in a Box(R) package simplifies the loan application process and helps customers return complete information necessary for Rock to make underwriting decisions regarding the potential loan. Rock characterizes this product as "the world's most user-friendly loan application kit." Rock has also established a web site at http://www.Rockfin.com. The site provides product information about the loans offered by Rock.

     Using Technology and Information Systems for Marketing. Rock believes that its focused marketing approach makes more efficient use of its marketing resources and leads to a higher marketing success rate than broad indiscriminate marketing aimed at a wide range of consumers. To identify potential customers, Rock uses internal and external data bases of information regarding past and potential customers and their needs. Rock then develops proprietary customer profiles which it uses to tailor and direct its marketing efforts for each of its divisions. Rock uses its profiles to attempt to identify homeowners and potential homeowners believed by management to be likely to have a need for a Rock product and who are likely to satisfy its underwriting guidelines. Rock uses these profiles and demographic information to determine where to locate its stores and branches and how to target its multimedia advertising. Rock also monitors the effectiveness of its marketing programs and adjusts them based on their performance.

     Call center loan officers make outbound calls using Rock's predictive dialer systems. Rock's telephone system also routes inbound calls to available call center loan representatives. The telephone system can also track where calls originate, who handles the call, the time a customer spends waiting on the phone and other information about Rock's phone calls. Rock also uses a customized loan origination system that allows Rock to process loans quickly and efficiently. The system provides real-time access to the information used by each team in operations as well as the secondary marketing and financial teams. Rock also uses these systems to develop computer-generated forms for each of its various loans in each jurisdiction to make the processing of approved loans faster and more efficient.

     As of March 31, 1998, Rock employed a staff of 39 in its technology team to allow it to analyze better its information regarding past customers, develop customer profiles, create and obtain lists of potential customers and track loan applications, closings and sales. In addition, Rock's software systems help call center and other loan officers make and keep track of calls and assist them with their sales presentations and in gathering the information necessary to determine if a potential customer qualifies for a Rock loan.

     High Level of Service and Relationship Selling. Rock seeks to provide "world class" service to its customers, thereby encouraging them to return for future loans and to refer others to Rock for loans. Rock strives to recruit and hire employees who share Rock's commitment to provide "world class" service to its customers and who have the attitude and the skills Rock considers necessary to be successful. Through its training programs, Rock seeks to instill in all of its employees Rock's commitment to provide superior customer service and to be responsive to customer needs. Rock strives to make applying for and closing each loan as quick, efficient and convenient for the customer as possible.

     Rock believes that "world class" service is necessary to distinguish Rock from its competitors. The loan products offered by Rock are generally standardized products offered by many competitors, so potential customers generally can choose among competitors on the basis of price, convenience and service. In addition, Rock believes that referrals and repeat business from satisfied customers are its largest sources of business and that satisfied customers who received "world class" service are more likely to refer others to Rock for loans and to return to Rock for their future financing needs. Rock attempts to measure customers' satisfaction with its service through customer service ratings and compensates its employees based, in part, on those ratings.

     In addition, Rock attempts to establish third-party relationships with persons from whom potential customers might seek advice about the types of loans offered by Rock, such as real estate brokers, home builders and professionals in order to generate referral business.

     Training. Rock focuses on recruiting, developing and motivating talented people from within and outside the consumer finance industry to implement its business strategies. Rock is committed to its human resources team and its efforts to train Rock's employees in Rock's marketing and "world class" service philosophies. Through its training programs, Rock seeks to instill in all of its employees Rock's commitment to provide superior customer service and to be responsive to customer needs. All new employees are required to undergo a training program. New sales persons are required to take a two- to four-week training class to provide them with knowledge of Rock's products and to provide them with extensive training in sales and marketing techniques, including telephone sales techniques, and customer relations. Sales persons are also provided with periodic ongoing training to keep their skills and product knowledge up to date. Rock uses its technology and information systems to provide employees with more standardized training, realistic practice of their skills and quick feedback. Management also uses its technology and information systems to monitor employee performance both in training classes and on the job, which in turn helps Rock assess the ongoing training needs of its employees and develop more effective training programs.

     Ongoing telephone skill training is provided to all loan officers. The training includes classroom as well as individual training sessions. Employees are trained to return all calls promptly. Employees, especially call center employees, are evaluated and compensated based on, among other things, the number of closed loans, the speed and accuracy of their loan closings, the percentage of proposed loans submitted that receive underwriting approval and the customer's evaluation of the service received.

     Rock recruits employees who have the attitude and skills Rock considers necessary to be successful. Rock has established a web site for its recruiting efforts at http://www.rockcareers.com. It then strives to develop its loan officers and to promote its most qualified loan officers. Rock monitors the performance of its loan officers on a daily, weekly, monthly and yearly basis. Rock also measures the customer service ratings of each of its loan officers and of its internal staff based on customer feedback at loan closing. Individual compensation is adjusted based in part on the results of these ratings.

OPERATING DIVISIONS

     Rock currently operates through three major divisions. Rock originates Sub-Prime Home Equity Loans to individuals with impaired credit characteristics, high levels of debt service to income, unfavorable past credit experience, limited credit history, limited employment history or unverifiable income through its Fresh Start(TM) division. Rock owns the registered trademark for the name "Fresh Start Financial Services(R)" and has applied for a registered service mark for the name "Fresh Start(TM)." Rock originates High LTV Loans to individuals with good credit histories but little or no equity in their homes through its Specialty Lending division. Rock also originates Conventional Loans that generally conform to FNMA or Freddie Mac underwriting standards, or that generally meet such standards except for maximum loan size guidelines, through its Conventional Mortgage Lending division. In addition, Rock began to increase its government-insured lending operations in 1997, primarily making mortgage loans that meet the underwriting standards for FHA insurance.

FRESH START(TM) DIVISION


     Rock's Fresh Start(TM) division, which was created in 1994, originates Sub-Prime Home Equity Loans secured primarily by first liens on one- to four-family, owner-occupied residences. The Fresh Start(TM) division focuses on customers whose borrowing needs are not served by traditional financial institutions due to impaired credit profiles or other factors. The Fresh Start(TM) division originates Sub-Prime Home Equity Loans through its network of retail loan origination stores. Rock supports its Fresh Start(TM) store network with an array of marketing, including multimedia advertising campaigns and direct marketing to build local awareness of the Fresh Start(TM) brand name and to grow loan volume within each market. Rock's Fresh Start(TM) division is using the "Fresh Start(TM)" name, adopted in 1997, in its advertising outside of Michigan and plans to convert all eight of its current Michigan "Boulder Financial" stores to Fresh Start(TM) stores in 1998. In 1997, this division closed $269.3 million of Sub-Prime Home Equity Loans (4,196 loans), compared to $147.7 million of Sub-Prime Home Equity Loans (2,272 loans) in 1996. Based on information provided in the National Mortgage News (March 16, 1998), an independent industry publication, Rock believes it was one of the 20 largest retail originators of Sub-Prime Loans in the United States in 1997.


     Sub-Prime Home Equity Loans. Sub-Prime Home Equity Loans do not generally meet the underwriting standards for sale to FNMA or Freddie Mac for any of a variety of reasons, such as impaired credit characteristics, high levels of debt service to income, unfavorable past credit experience, limited credit history, employment history or unverifiable income. These loans are used typically to consolidate debt (such as credit card debt) and to finance home improvements, home purchases and other consumer needs. By originating loans to individuals with impaired credit profiles, Rock is able to charge higher interest rates on its Sub-Prime Home Equity Loans than for its Conventional Loans.

     The following table shows, for 1995, 1996 and 1997, various information concerning the aggregate of the loans closed by Rock's Fresh Start(TM) division:


                                                               1995          1996          1997
                                                               ----          ----          ----
                                                                    (DOLLARS IN THOUSANDS)
Principal amount of loans closed............................  $64,403      $147,676      $269,275
Number of loans closed......................................      899         2,272         4,196
Average initial loan balance................................  $    72      $     65      $     64
Fixed rate loans:
  Percentage of loans closed (dollars)......................     41.7%         22.7%         33.5%
  Weighted average interest rate............................     12.4%         12.6%         12.7%
  Weighted average initial combined LTV.....................     86.8%         81.4%         78.1%
Adjustable rate loans:
  Percentage of loans closed (dollars)......................     58.3%         77.3%         66.5%
  Weighted average initial interest rate....................     10.9%         10.3%         11.1%
  Weighted average initial combined LTV.....................     77.1%         77.2%         79.0%
Lien position:
  Percentage first mortgages................................     96.8%         95.2%         80.7%
  Percentage second mortgages...............................      3.2%          4.8%         19.3%


     Fresh Start(TM) Stores. The majority of the Fresh Start(TM) stores are located in retail strip malls or office buildings with substantial signage. These stores range in size from approximately 1,400 to 5,400 square feet in size. In addition, Rock is experimenting with one pilot marketing center, opened in November 1997, that has 638 square feet of space and is located inside a Super Kmart(TM). In the future, Rock may use a smaller office building store in a new geographic area to test a new market because such stores are generally less expensive to establish and the leases have shorter terms. If the business is successful in such a test location, Rock may try to relocate into a 2,500 to 5,000 square foot store in a retail strip mall.

     Each store is headed by a store manager, who is responsible for overseeing all loans originated from that store and is compensated, in part, based on loan closing volume in his or her store. The loan officers in the store also earn the majority of their compensation through commissions. Fresh Start(TM) store managers report to district managers who are responsible for overseeing loan originations for the entire district and are compensated, in part, based on the volume of loans closed in that district.

     As of December 31, 1997, Rock had 14 Fresh Start(TM) stores (eight in Michigan, three in Illinois and three in Ohio) and one pilot marketing center in Illinois. In addition, Rock opened five new Fresh Start(TM) stores in January 1998, one each in Nevada, Missouri and Indiana and two in Texas. Rock plans to open additional stores in 1998. In addition, Rock plans to place loan officers from each of Rock's other divisions in each Fresh Start(TM) store, allowing Rock to provide a greater variety of products to its customers and to use leads generated by one division to make loans through other divisions, as appropriate. During 1995, 1996 and 1997, Rock closed 92.5%, 100.0% and 89.9%, respectively, of the dollar volume of its Sub-Prime Home Equity Loans secured by property located in Michigan.

     Establishing stores in new states requires Rock to familiarize itself thoroughly with that state's regulatory requirements and to tailor its loan products and practices to comply with such requirements. Rock must also identify and train store managers and loan officers through its in-house training programs for each new office. Rock attempts to locate stores in neighborhoods where there is a high concentration of likely customers. For a description of how the Company determines which neighborhoods have a high concentration of likely customers, see "Key Components of Rock's Retail Franchise -- Using Technology and Information Systems for Marketing."

     The Fresh Start(TM) division also makes extensive use of telephone call center marketing and direct mail campaigns. Rock focuses its direct marketing efforts on its profiled customers and those responding to its advertising, generally in the communities around its stores. The customer profiles, combined with information from other sources, are used to create mailing and call lists.

     The following two tables show, for the fourth quarter of fiscal 1996, for each calendar quarter of fiscal 1997 and for the first quarter of fiscal 1998,
(i) the total quarterly loan origination volume for Fresh Start(TM) stores grouped by when they were opened, and (ii) the average quarterly loan origination volume per store for Fresh Start(TM) stores grouped by when they were opened, in order to show the historical change in loan closings as new stores mature. Rock believes that its new stores generally mature over a twelve- to eighteen-month time period.

                              TOTAL LOAN CLOSINGS

                            NUMBER OF        1996                               1997                               1998
                               NEW        -----------   -----------------------------------------------------   -----------
   WHEN STORES OPENED     STORES OPENED   4TH QUARTER   1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER   1ST QUARTER
   ------------------     -------------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                       (DOLLARS IN THOUSANDS)
Before 12/31/96.........        5           $50,144       $48,212       $54,067       $58,936       $56,999       $49,353
1997 -- 2nd Quarter.....        1                --            --       $ 3,432       $ 7,004       $ 8,827       $ 9,246
1997 -- 3rd Quarter.....        4                --            --            --       $ 6,658       $17,486       $ 9,961
1997 -- 4th Quarter.....        4                --            --            --            --       $ 7,653       $ 9,100
1998 -- 1st Quarter.....        5                --            --            --            --            --       $ 2,834
                               --           -------       -------       -------       -------       -------       -------
                               19           $50,144       $48,212       $57,499       $72,598       $90,965       $80,494
                               ==           =======       =======       =======       =======       =======       =======

                   AVERAGE LOAN CLOSINGS PER INDIVIDUAL STORE

                                  1996                               1997                               1998
                               -----------   -----------------------------------------------------   -----------
     WHEN STORES OPENED        4TH QUARTER   1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER   1ST QUARTER
     ------------------        -----------   -----------   -----------   -----------   -----------   -----------
                                                            (DOLLARS IN THOUSANDS)
Before 12/31/96..............    $10,028       $9,642        $10,813       $11,787       $11,400       $9,870
1997 -- 2nd Quarter..........         --           --        $ 3,432       $ 7,004       $ 8,827       $9,246
1997 -- 3rd Quarter..........         --           --             --       $ 1,665       $ 4,372       $2,490
1997 -- 4th Quarter..........         --           --             --            --       $ 1,913       $2,275
1998 -- 1st Quarter..........         --           --             --            --            --       $  567

     Underwriting. Rock has developed its own underwriting guidelines for some of the loans originated through its Fresh Start(TM) division and adjusts these guidelines to the general standards required by secondary market buyers of such loans. Rock continually monitors its guidelines and adjusts them to changing market conditions. Some of the loans originated through the Fresh Start(TM) division are underwritten by third parties that purchase such loans on a flow basis pursuant to contracts with the Company. During 1997, approximately 18.1% of the loans originated through the Fresh Start(TM) division were underwritten by third parties that purchase such loans on a flow basis. For the loans underwritten by Rock's underwriters, Rock is dependent on such underwriters and its quality control team to maintain the quality of its loans. See "Compliance and Quality Control."

     When underwriting its Fresh Start(TM) division loans, Rock relies principally on the underlying collateral, and to a lesser extent on the creditworthiness of the customer. Rock classifies such customers as "A" through "D" credits for purposes of underwriting and pricing its Sub-Prime Home Equity Loans. The criteria include the customer's mortgage, installment loan and revolving debt payment history, employment history, capacity to pay, outstanding judgments, charge-offs and repossessions, involvement in bankruptcies and foreclosures. Lower credit-rated customers generally must meet higher underwriting standards to obtain a loan, such as lower LTV and lower maximum loan amounts, and generally must pay higher interest rates on their loans.

     Underwriting reviews and decisions for loans underwritten by Rock are made by separate Rock underwriters at the national support center. Rock has guidelines to assist its underwriters in the credit decision process. Although each loan is secured by a mortgage lien, it is essential that care and consideration be given to the appraisal of the property securing the loan. Rock also evaluates the applicant's creditworthiness through the use of a consumer credit report, verification of employment and a review of the debt-to-income ratio of the customer. After completion of the documentation necessary for underwriting review of a loan, Rock's goal is to make underwriting decisions within 24 to 48 hours. On a case-by-case basis, Rock's underwriters may determine that a prospective customer warrants an exception from Rock's underwriting guidelines due to compensating factors.

SPECIALTY LENDING DIVISION

     Rock's Specialty Lending division, which commenced its current operations in March 1997, originates High LTV Loans secured primarily by second mortgages and with combined loan-to-value ratios (including the first mortgage balance) of up to 125% of the estimated value of the underlying property. The Specialty Lending division markets High LTV Loans to consumers through its call center, located at Rock's national support center in Bingham Farms, Michigan. As of March 31, 1998, Rock was soliciting High LTV Loans in eight states and was licensed to do business or exempt from licensing in eleven others. Rock uses extensive direct-mail marketing and significant multimedia advertising campaigns to generate inbound call volume into its call center. At various times, outbound telemarketing programs also are launched to targeted lists of consumers. The Specialty Lending division uses a specially trained sales force and relies heavily on technology and systems designed specifically for Rock. During 1997, Rock closed $66.0 million of High LTV Loans (2,036 loans).

     High LTV Loans. The Specialty Lending division's current product focus is on High LTV Loans (up to 125%, including the first mortgage balance). Rock's High LTV Loans are typically used to consolidate debt (such as credit card debt) and to finance home improvements, education and other consumer needs for customers with good credit histories and high credit scores, generally only customers Rock rates as "A+", "A" or "B" credits. Specialty Lending division loans are limited to $100,000 and require the customer to have a total debt-to-income ratio of no more than 50%. Although the current focus of the Specialty Lending division is High LTV Loans, the infrastructure of the division and the call center are designed with the ability to change focus to, or add, other types of loan products as appropriate.

     The following table shows various information concerning the aggregate of the loans closed by Rock's Specialty Lending division for each calendar quarter of 1997. During 1997, Rock's High LTV Loans had an average interest rate of 15.3% and a weighted average combined loan-to-value ratio of 107%. The Specialty Lending division commenced its current operations in March 1997.

                                                                                1997
                                                      --------------------------------------------------------
                                                      1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
                                                      -----------    -----------    -----------    -----------
                                                                       (DOLLARS IN THOUSANDS)
Principal amount of loans closed..................      $1,118         $12,574        $23,273        $29,078
Number of loans closed............................          41             396            716            883
Average initial loan balance......................      $   27         $    32        $    33        $    33
Weighted average FICO score.......................         675             675            678            673
Weighted average interest rate....................        15.4%           15.3%          15.2%          15.2%
Weighted average initial LTV......................        91.0%           93.4%         110.4%         109.9%

     During 1997, Rock closed 87.7% and 12.3% of the dollar volume of its High LTV Loans secured by property located in Michigan and Illinois, respectively.

     Underwriting. Rock has developed its own underwriting guidelines for some of the loans originated through its Specialty Lending division and adjusts these guidelines to represent the general standards required by secondary market buyers of such loans. Rock continually monitors its guidelines and adjusts them to changing market conditions. Some of the loans originated through the Specialty Lending division are underwritten by third parties that purchase such loans on a flow basis.

     Because High LTV Loans have little, if any, equity cushion (unlike Sub-Prime Home Equity Loans), Rock's underwriting relies principally on the creditworthiness of the customer for repayment, and to a lesser extent on the underlying collateral. Rock classifies such customers as "A+", "A" or "B" credits for purposes of underwriting and pricing its High LTV Loans. The criteria for such classifications and the evaluation of a customer's creditworthiness include, as a significant component, the credit evaluation scoring methodology

A FRESH
PERSPECTIVE

LOGO
FRESH START(TM) LOAN CENTER, TOLEDO, OHIO

                                    GRACIE THE GROUNDHOG
                                    ...OFFICIAL MASCOT OF
                                    FRESH START(TM)

BUILDING A BRAND

Rock has invested heavily
in its technology and
marketing to create an
infrastructure of
sophisticated technology,
highly trained people and
specialized marketing to
create and enhance brand
name recognition for the
Rock Financial and Fresh
Start(TM) brand names.
Rock Financial believes
that it can differentiate
itself from its competitors
through strong brand names.
By creating brand name
recognition, Rock believes
that it is more likely that
consumers will use the
Company to meet their
financial needs.

                                       -----------------------------------------

                                       -----------------------------------------

                                       Fresh Start(TM) Loan Center, Hodgkins,
                                       Illinois

                                       -----------------------------------------

                                       -----------------------------------------

                                       The Fresh Start(TM) Sun, Fresh Start(TM)
                                       Loan Center, Toledo, Ohio

                                       -----------------------------------------

                                       -----------------------------------------

                                       Children's Play Area, Fresh Start(TM)
                                       Loan Center, Toledo, Ohio

Mortgage in a Box(R) Application Kit

Conference Room, Fresh Start(TM) Loan Center, Toledo, Ohio

Customer Lobby, Fresh Start(TM) Loan Center, Toledo, Ohio

                              Rock has also developed and
                              trademarked a proprietary
                              direct mail product called
                              'Mortgage in a Box(R)." The
                              colorful Mortgage in a Box(R)
                              package contains application
                              forms and instructions. Rock
                              believes its Mortgage in a Box(R)
                              package simplifies the loan
                              application process. Rock
                              characterizes this product as
                              "the world's most user-friendly
                              loan application kit."
                              GRACIE THE
                              GROUNDHOG
                              ...OFFICIAL
                              MASCOT OF
                              FRESH START(TM)

                                        "MR. HOME" . . .
                                        OFFICIAL MASCOT OF
                                        MORTGAGE IN A BOX(R)

         MORTGAGE IN A BOX(R) APPLICATION KIT
developed by Fair, Isaac and Company ("FICO"), a consulting firm specializing in creating default-predictive models through credit scoring mechanisms. The criteria include the customer's mortgage and revolving debt payment history, employment history, capacity to pay, outstanding judgments, involvement in bankruptcies and foreclosures. During 1997, the average FICO score for a High LTV Loan was 675.

     Underwriting reviews and decisions are made by separate Rock underwriters at the national support center. Rock has guidelines to assist its underwriters in the credit decision process. Rock generally evaluates the applicant's creditworthiness through the use of a FICO score, a consumer credit report, verification of employment and a review of the debt-to-income ratio of the customer. After completion of the documentation necessary for underwriting review of a loan, Rock's goal is to make underwriting decisions within 24 to 48 hours. On a case-by-case basis, Rock's underwriters may determine that a prospective customer warrants an exception from Rock's underwriting guidelines when compensating factors are present.

CONVENTIONAL MORTGAGE LENDING DIVISION

     Since its inception in 1985, Rock has originated Conventional Loans through its Conventional Mortgage Lending division. The Conventional Mortgage Lending division originates loans through seven branches, all located in southeast Michigan. Over the past 13 years, Rock has used marketing and advertising to create and enhance brand name recognition for the Rock Financial name. In conjunction with its multimedia advertising, Rock coordinates extensive direct marketing campaigns. Rock has developed third-party relationships with real estate brokers, home builders, attorneys, accountants, and financial planners, which generate referral business. Conventional Loans generally conform to the underwriting guidelines of FNMA or Freddie Mac, or they generally conform except for maximum loan size, and they are generally made to finance the purchase of a home or to refinance a home mortgage. Rock is also an approved, unsupervised seller/servicer of FNMA and Freddie Mac Conventional Loans and a HUD-approved lender. During 1997, Rock originated $867.5 million of Conventional Loans (6,513 loans). Based on a report by Lawyer's Title Insurance Company (June 1997), Rock believes that it is the largest non-depositary-affiliated retail lender of one- to four-family residential mortgage loans in southeast Michigan.

     Conventional Mortgage Lending Branches. As of April 6, 1998, the Conventional Mortgage Lending division had seven southeastern Michigan branches. Two branches are located in retail strip malls, two are in office buildings and three are located near residential real estate brokers' offices. The branches, other than the national support center, range in size from 256 to 6,360 square feet. Each branch is headed by a branch manager, who is responsible for overseeing all loans originated from that branch and is compensated, in part, based on loan closing volume in his or her branch. The loan officers in the branch also earn the majority of their compensation through commissions.

     The Conventional Mortgage Lending division also makes extensive use of telephone call center marketing and direct mail campaigns. Over the past 13 years, Rock has used marketing and advertising to create and enhance brand name recognition for the Rock Financial name. In conjunction with its multimedia advertising, Rock coordinates extensive direct marketing campaigns. Rock focuses its direct marketing efforts on its profiled customers and those responding to its advertising, generally in the communities around its branch offices. The customer profiles, combined with information from other sources, are used to create mailing and call lists.

     Conventional Loans. The following table shows, for 1995, 1996 and 1997, various information concerning the aggregate of the loans closed by Rock's Conventional Mortgage Lending division:

                                                                1995       1996       1997
                                                                ----       ----       ----
                                                                  (DOLLARS IN THOUSANDS)
Principal amount of loans closed............................  $740,408   $892,672   $867,520
Number of loans closed......................................     5,640      6,940      6,513
Average initial loan balance................................  $    131   $    129   $    133
Fixed rate loans:
  Percentage of loans closed (dollars)......................      38.7%      37.2%      45.9%
  Weighted average interest rate............................       8.2%       7.9%       8.0%
  Weighted average initial LTV..............................      75.3%      72.0%      70.1%
Adjustable rate loans:
  Percentage of loans closed (dollars)......................      61.3%      62.8%      54.1%
  Weighted average initial interest rate....................       6.9%       6.5%       6.8%
  Weighted average initial LTV..............................      75.7%      72.9%      71.9%

     Substantially all of the Conventional Mortgage Lending division's loans are currently originated in the State of Michigan.

     Underwriting. Loans originated through Rock's Conventional Mortgage Lending division must generally meet the underwriting standards for sale to FNMA or Freddie Mac or must generally meet such standards except for maximum loan size. These standards include the customer's mortgage, installment loan and revolving debt payment history, employment history, capacity to pay, outstanding judgments, charge offs and repossessions, involvement in bankruptcies and foreclosures.

     Underwriting reviews and decisions are made by separate Rock underwriters located at each branch. Although loans are secured by a mortgage lien, it is essential that care and consideration be given to the appraisal of the property securing the loan. Also, Rock generally evaluates the applicant's creditworthiness through the use of a consumer credit report, verification of employment and a review of the debt-to-income ratio of the customer. After completion of the documentation necessary for underwriting review of a loan, Rock's goal is to make underwriting decisions within 24 to 48 hours. On a case-by-case basis, Rock's underwriters may determine that a prospective customer warrants an exception from Rock's underwriting guidelines if compensating factors exist. Also, in January 1998, Rock introduced FNMA's automated underwriting systems to its Conventional Mortgage Lending division.

OTHER OPERATIONS

     Rock began to increase its government-insured lending operations in 1997, primarily making mortgage loans that meet the underwriting standards for FHA insurance. Rock's FHA loans are generally made to finance or refinance home purchases. Rock currently originates these loans from three branches in Michigan that house operations of other divisions. Rock is considering organizing its government-insured lending business as a separate division in 1998. For the year ended December 31, 1997, Rock closed $16.6 million of FHA loans, representing approximately 1.6% of Rock's total loans, with an average principal amount of $81,000 and a weighted average interest rate of 7.7%.

COMPLIANCE AND QUALITY CONTROL

     Rock's legal/compliance team is responsible for compliance and quality control. This centralized compliance function allows Rock to control and supervise regulatory compliance and offer consistency to its customers. The legal/compliance team also assists in developing underwriting and asset quality requirements for its loans and in applying those standards in making underwriting decisions. The legal/compliance team also helps the servicing team handle delinquencies and foreclosures that occur before a loan is sold.

     The quality control personnel review loans that have already been made (i) to monitor, evaluate and improve the overall quality of loan production, and
(ii) to identify and communicate to the legal/compliance team and management existing and potential underwriting and loan file problems or areas of concern. After loans close, the quality control personnel select a percentage of the closed loans to check them for documentation, accuracy, compliance with law and potential fraud. The sample is selected so that each loan officer, branch, store and production employee is checked periodically. The quality control team also does statistical analyses of closed loans to determine if there are any patterns or problems. Any problems found are called to the attention of the legal/compliance team and senior management.

LOAN SERVICING

     Rock currently services the loans it closes between the date of making the loan and the date it sells the loan and the related servicing. Rock employs Alltel Information Services, Inc. for providing its loan servicing computing services. Before April 1995, Rock retained the rights to service the Conventional Loans it sold, and, as a result, had a servicing portfolio of $640.1 million as of July 28, 1994. Rock, however, sold its servicing rights in April 1995 and through 1997 sold all of its loans servicing released (i.e., without retaining the right to service the loan) or sells the servicing rights separately. Rock's technology and personnel, however, are capable of servicing a substantially larger portfolio of loans without significantly increasing costs. Rock would consider selling its loans with the servicing rights retained if it believes that the value of the servicing rights is or may become significantly greater than secondary market buyers are then willing to pay for them. If Rock sold loans with servicing retained, Rock would recognize a gain on the sale equal to the difference between the carrying value of the loan sold on Rock's balance sheet and the sum of (i) the cash received in such sale, and (ii) the amount of an asset recorded on its balance sheet in an initial amount equal to the present value of the servicing fees it would expect to collect over the life of the loan (the "Servicing Asset"). If Rock believes the value of the Servicing Asset in the secondary market becomes high enough, Rock would consider selling its servicing rights as it did in 1994 and 1995. If Rock began to sell its loans with servicing retained, it would be subject to the risks described in "Risk Factors -- Potential Originated Mortgage Servicing Rights Risk."

     Loan servicing includes collecting payments from customers, accounting for loan principal and interest, holding custodial funds for payment of mortgage-related expenses, such as taxes and insurance, inspecting the mortgaged premises as required, contacting delinquent customers, supervising foreclosures and property disposition in the event of unremedied defaults, and otherwise administering the loan.

SALE OF LOANS


     Rock closes all of its loans with the intent of selling such loans in the secondary market. Rock attempts to originate loans with characteristics which will be sought by unaffiliated purchasers of loans, including banks and parties seeking loans for securitization pools, at attractive premiums. Sales of Sub-Prime Loans and Conventional Loans are conducted by Rock's secondary marketing team.



     When Rock sells the loans it closes, Rock also reduces its exposure to default risk (other than some first-payment defaults by customers) and most of the prepayment risk normally inherent in the consumer lending business. Rock may be required to repurchase or substitute loans in the event of a breach of representations and warranties, including representations regarding compliance with laws, regulations and program standards, accuracy of information, and lack of fraud or any misrepresentation made during the loan origination process. In addition, in connection with some Sub-Prime Loan sales, Rock may be required to return a portion of the premium received upon the sale of the loan if the loan is prepaid by the customer within the first year after sale. Otherwise, Rock's loan sales are generally on a non-recourse basis. For the year ended December 31, 1997, Rock accrued $603,000 with respect to future premium recapture, and during the year made $298,000 of recapture payments. The amount remaining as a reserve with respect to future premium recapture at December 31, 1997 was $694,000. In addition, Rock recorded a provision for credit losses of $300,000 in 1997 for potential repurchase obligations and the credit risk associated with holding loans longer before sale. During 1997, two loans were foreclosed and transferred to real estate owned, resulting in a $30,000 charge to the allowance.

SUB-PRIME LOANS



     Rock sells its Sub-Prime Loans either through "bulk" sales or "flow" sales. "Bulk" sales are sales of loans underwritten to Rock's underwriting standards that are pooled and then sold to third parties for cash by Rock. "Flow" sales are sales of loans underwritten by a third party who commits to purchase each individual loan its underwriters approve.


     Rock currently does not securitize its loans. If the prices offered in the secondary market for Rock's loans decrease significantly relative to the value Rock believes that it could receive by securitizing such loans, Rock's management would consider securitizing its loans. If Rock began to securitize its loans, it would be subject to the risks described in "Risk Factors -- Risks of Securitization."

     Five loan buyers purchased an aggregate of approximately 91.6% of the Sub-Prime Home Equity Loans sold by Rock in 1997, of which the largest of such buyers purchased approximately 36.5% of such Sub-Prime Home Equity Loans. Two loan buyers purchased approximately 93.5% of the High LTV Loans sold by Rock in 1997. The loss of any of these buyers or any significant reduction in the prices these buyers are willing to pay for Rock's loans could have an adverse effect on Rock's business, financial condition and results of operations.

CONVENTIONAL LOANS

     Rock sells its Conventional Loans either through assignments of trade or whole loan sales. Currently, Rock's fixed-rate Conventional Loans meeting FNMA or Freddie Mac guidelines are sold through assignments of trade. Assignment of trade sales are sales of Conventional Loans to a third party who exchanges them with FNMA or Freddie Mac for their securities. Loans not meeting FNMA or Freddie Mac guidelines are sold in whole loan sales. In a whole loan sale, individual loans are underwritten and sold to a specific buyer on a committed basis.

INTEREST RATE RISK MANAGEMENT


     Rock closes loans and subsequently sells them for cash to unaffiliated wholesale purchasers. If prevailing interest rates rise between the time Rock closes loans or fixes the interest rates on such loans and the time such loans are priced for sale, the spread between the amount loaned and the amount the wholesale purchaser is willing to pay for the loan narrows, resulting in a loss in value of the loan. To protect against such losses in respect of its Conventional Loans (where the interest spread is lower), Rock currently enters into forward sales commitments to fix the sales price of the Conventional Loans expected to be closed or hedges the value of those loans through periodic purchases of short-duration treasury-based options. Before entering into forward commitments or hedging, Rock performs an analysis of its Conventional Loans and Conventional Loan applications with committed interest rates taking into account such factors as the estimated portion of such loan applications that will ultimately be funded, interest rates, inventories of loans and applications and other factors to determine the type and amount of forward commitment and hedging transactions. Rock attempts to make forward commitments for or hedge substantially all of its estimated interest rate risk on its Conventional Loans. Rock does not believe that hedging its interest rate risk with respect to its Sub-Prime Loans is cost effective as a result of their generally higher interest spreads combined with their relative lack of sensitivity to changes in market interest rates and considering the period during which Rock intends to accumulate such loans for sale. See "Risk Factors -- Economic Conditions -- Interest Rates."


COMPETITION

     The consumer lending industry is highly competitive and fragmented. Rock faces intense competition, primarily from numerous commercial banks, savings and loan associations, credit unions, insurance companies, mortgage brokers, mortgage bankers and other consumer finance companies. If Rock expands into additional geographic markets, it will face competition from consumer lenders with established positions in such markets. There can be no assurance that Rock will be able to compete successfully with these consumer lenders.

     Competition can take place on various levels, including convenience in obtaining a loan, service, marketing, pricing (including the interest rates, closing costs and processing fees offered) and range of products. Rock believes that pricing, service and convenience are the most important competitive factors affecting its business. Many of Rock's competitors in the consumer lending industry are better established, substantially larger and have significantly more capital and other resources than Rock. In addition, FNMA and Freddie Mac are currently developing technologies and business practices that will expand the scope of mortgage loans eligible to be purchased by them, including Sub-Prime Home Equity Loans. The effect of these purchases on the consumer lending industry and profit margins is not presently determinable, but such expanded scope could attract additional competitors into the market and significantly erode profit margins. Barriers to entry into the consumer lending industry are low, and the current level of gains realized by Rock and its existing competitors on the sale of loans could attract additional competitors into the market. Consequently, there are many recent market entrants seeking these relatively attractive profit margins. Increases in the number of competitors seeking to originate consumer loans could lower the rates of interest or reduce the amount of origination points and fees Rock can charge customers, thereby reducing the potential profitability of such loans. Competition might also reduce Rock's loan closing volume. In addition, during periods of declining interest rates, competitors which have "locked in" low borrowing costs may have a competitive advantage. There can be no assurance that Rock will be able to compete successfully in this market environment and any failure in this regard could have a material adverse effect on Rock's business, financial condition and results of operations.

SYSTEMS

     Rock is committed to maintaining and enhancing its technology and systems. As of March 31, 1998, Rock employed a staff of 39 in its technology team to allow it better to analyze its information regarding past customers, develop customer profiles, create and obtain lists of potential customers and track loan applications, closings and sales. Rock's offering of a broad range of loan products requires the timely delivery of such loan products and careful monitoring and tracking of loans from their origination through their ultimate sale. Rock uses a loan origination and administration system that allows Rock to process loans quickly and efficiently. The system provides real-time access to the information used by each team in operations as well as the secondary marketing and financial teams. The system provides loan officers with information concerning the status of each loan application and reminds them of the documents and steps needed to close the loan. Rock also uses these systems to develop computer-generated forms for each of its various loans in each jurisdiction to make the processing of approved loans faster and more efficient. Also, in January 1998, Rock introduced FNMA's automated underwriting systems to its Conventional Mortgage Lending division. Because a loan officer's compensation is based, in part, on the number of loans closed each month, this information also provides employees with information about the status of their compensation for the month and gives them an incentive to be more productive.

     Call center loan officers handle both inbound and outbound calls. Most inbound calls are from homeowners responding to Rock's advertising and direct mail campaigns. Outbound calls use Rock's computerized predictive dialers with scripted, interactive sales presentations to solicit homeowners and current customers. A predictive dialing system is a telecommunications device which initiates phone calls to pre-selected and randomly-selected numbers, predicts when sales agents are available to receive calls and automatically forwards calls to an available sales agent. It also routes inbound calls to available call center loan representatives. The telephone system can track where calls originate, who handles the call, the time a customer spends waiting on the phone and other information about Rock's phone calls.

     Rock does not expect the cost of making its computer systems year-2000 compliant will be material. Because most of Rock's computer hardware and software is less than two years old, it believes that its exposure to year 2000-related hardware and software problems is lower than if it used older equipment or software. Nonetheless, Rock is engaging a consultant to manage the testing of its equipment and software and the identification and resolution of any problems discovered. Rock also plans to explore the strategies of its vendors to discover and resolve any year-2000 problems. Rock is already participating with its loan servicing vendor in its year-2000 evaluation process. Rock expects to complete this process during 1998. See "Risk Factors -- Year 2000 Compliance."

SEASONALITY

     Rock is affected by consumer demand for home loans, which is partially influenced by regional trends, economic conditions and personal preferences. Rock's business is generally subject to seasonal trends with loan activity generally decreasing during the winter months, especially loans relating to home purchases. Rock's lowest revenue and net income levels during the year have historically been in the first quarter. In addition, Rock believes that new stores typically require twelve to eighteen months of operations before their revenues and expenses are at levels comparable to older stores, and that during their first two to three quarters of operations their expenses might exceed their contribution to income. Because 13 stores, one marketing center and two branches have opened since July 1, 1997 (including four stores in the fourth quarter of 1997, five stores in January 1998 and two branches in the second quarter of 1998), Rock expects these stores and branches to contribute significantly less to its revenues and net income and more to its expenses in the first and possibly the second and third quarters of 1998 than stores and branches that have been in operation for at least twelve months. The stores opened in January 1998 and some of the stores opened late in 1997 operated at a net loss aggregating approximately $1.6 million in the first quarter of 1998.

GOVERNMENT REGULATION

     Rock's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and will be subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include, without limitation, loan origination, marketing efforts, credit application and underwriting activities, maximum finance and other charges, disclosure to customers, certain rights of rescission, closing and servicing loans, collection and foreclosure procedures, qualification and licensing requirements for doing business in various jurisdictions and other trade practices.

     Loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. Activities as a lender are also subject to various federal laws. The Truth-in-Lending Act ("TILA") and Regulation Z promulgated thereunder, as both are amended from time to time, contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions. If Rock is found not to be in compliance with TILA, aggrieved customers could have the right to rescind their loan transactions with Rock and to demand the return of finance charges paid to Rock.

     In September 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act") was enacted. Among other things, the Riegle Act makes certain amendments to TILA. The TILA amendments, which became effective in October 1995, generally apply to mortgage loans (other than mortgage loans to finance the acquisition or initial construction of a dwelling) ("covered loans") with (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400, or (ii) an annual percentage rate of more than 10 percentage points higher than comparably maturing United States Treasury securities.

     The TILA amendments impose additional disclosure requirements on lenders originating covered loans and prohibit lenders from originating covered loans that are underwritten solely on the basis of the customer's home equity without regard to the customer's ability to repay the loan. Rock applies to all covered loans underwriting criteria that take into consideration the customer's ability to repay. The TILA amendments also prohibit lenders from including prepayment fee clauses in covered loans to customers with a debt-to-income ratio in excess of 50% or in covered loans used to refinance existing loans originated by the same lender. Rock did not report any prepayment fee revenue in the years ended December 31, 1995, 1996 and 1997. The TILA amendments impose other restrictions on covered loans, including restrictions on balloon payments and negative amortization features, which Rock does not believe will have a material effect on its operations.

     Rock is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits lenders from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts lenders from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for a loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970, as amended ("FCRA"), requires the lender to supply the applicant with a name and address of the reporting agency. Rock is also subject to the Real Estate Settlement Procedures Act ("RESPA") and the Fair Debt Collection Practices Act and is required to file an annual report with HUD pursuant to the Home Mortgage Disclosure Act ("HMDA"). Rock is also subject to the rules and regulations of, and examinations by, HUD, FNMA, Freddie Mac and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing mortgage loans and to various other federal and state laws, rules and regulations governing among other things, the licensing of, and procedures that must be followed by, consumer lenders and servicers, and disclosures that must be made to consumer customers.


     Texas has newly-enacted laws affecting Sub-Prime Loans. As a result of these new laws there are increased risks associated with Rock's loans secured by property located in Texas, including (i) risks that Rock's Sub-Prime Loans will not comply with the provisions permitting mortgage liens on Texas real estate, making Rock's liens invalid, (ii) risks of litigation, including class action lawsuits, if Rock's loans, including the origination points and processing fees charged on such loans, are determined to violate Texas law, and (iii) risks that secondary market loan buyers will not be willing to purchase loans secured by Texas real estate or will pay lower prices for such loans. Rock currently sells Sub-Prime Loans originated in Texas on a flow basis and intends to increase its concentration on originating Conventional Loans in its Fresh Start(TM) stores in Texas until the new laws are clarified.


     Failure to comply with these requirements can lead to civil or criminal liability, loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative and enforcement actions. There can be no assurance that Rock will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for Rock.

     In addition, industry participants are frequently named as defendants in litigation involving alleged violations of federal and state consumer-lending laws and regulations, or other similar laws and regulations, as a result of the consumer-oriented nature of the industry in which Rock operates and uncertainties with respect to the application of various laws and regulations in certain circumstances. Some sectors of, and participants in, the consumer-finance industry have been adversely affected by regulatory enforcement actions and private class-action lawsuits regarding various consumer-lending practices. These actions and lawsuits allege violations of the Real Estate Settlement Procedures Act, the Truth-in-Lending Act, the Equal Credit Opportunity Act and various other federal and state lending and consumer-protection laws. Some of the practices which have been the subject of lawsuits against other companies include, but are not limited to, miscellaneous "add-on" fees; truth-in-lending calculations and disclosures; escrow and adjustable-rate mortgage calculations and collections; private mortgage insurance calculations, disclosures and cancellation; forced-placed hazard, flood and optional insurance; payoff statement, release and reconveyance fees; and unfair lending practices. If a significant judgment were rendered against Rock in connection with any litigation, it could have a material adverse effect on Rock's business, financial condition and results of operations.

     Further, during the course of its business, Rock may acquire properties securing loans that are in default. To date, Rock has not been required to perform any environmental investigation or remediation activities, nor has it been subject to any environmental claims. Rock, however, might be required to perform such investigations or activities, or become subject to environmental claims, in the future. There is a risk that hazardous or toxic waste could be found on properties acquired by Rock. In such event, Rock could be held responsible for the cost of remediating or removing such waste, and such cost could exceed the value of the underlying properties.

     The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which Rock is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to Rock's compliance with applicable laws and regulations. Rock may also be subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations.

     In addition, because Rock's business is highly regulated, the laws, rules and regulations applicable to Rock are subject to modification and change. Any changes in such laws, rules and regulations could make compliance much more difficult or expensive, restrict Rock's ability to originate or sell loans, limit or restrict the amount of interest and other charges earned on loans closed or sold by Rock, or otherwise adversely affect the business or prospects of Rock.

EMPLOYEES

     As of March 31, 1998, Rock employed 770 full-time individuals, including 335 in its sales force. Rock believes that its future success is dependent, in large part, on its ability to attract and retain highly-qualified sales, management, marketing, technical and administrative personnel. Rock's employees are not represented by a union or subject to a collective bargaining agreement. Rock believes that its relations with its current employees are good.

PROPERTIES

     Rock's executive and administrative offices are located in leased premises at 30600 Telegraph Road, Fourth Floor, Bingham Farms, Michigan 48025 and consist of approximately 53,560 square feet. Rock expects to amend its lease to add additional space to its call center and additional office space. Rock has options to lease these premises through October 31, 2001, and the current base monthly rental is approximately $58,600.

     As of April 6, 1998, Rock had 19 Fresh Start(TM) stores and one marketing center (eight in Michigan, four in Illinois, three in Ohio, two in Texas and one each in Nevada, Missouri and Indiana), and seven Conventional Lending branches (all in southeast Michigan). The Fresh Start(TM) division's stores are generally located in retail strip malls or office buildings. Two Conventional Lending branches are located in retail strip malls, three are in office buildings and two are located near residential real estate brokers' offices. Rock leases all of its Fresh Start(TM) stores, marketing center and Conventional Lending branch locations pursuant to leases that expire at varying times from one month after notice from the landlord to July 2002. See "Operating Divisions -- Fresh Start(TM) Division -- Fresh Start(TM) Stores" and "Operating Divisions -- Conventional Mortgage Lending Division -- Conventional Mortgage Lending Branches."

     Rock believes that its facilities are adequate for its current needs and that additional space is available for future expansion. For a description of Rock's store expansion strategy, see "Business Strategy."

SERVICE MARKS


     Rock has registered the names "Fresh Start Financial Services(R)," "Mortgage in a Box(R)" and "Mortgage First(R)" as service marks with the United States Patent and Trademark Office. and has filed applications for the names "Fresh Start(TM)," "Fresh Start Loan Center," "Lender for Life" and "PMI Buster." The registrations of these service marks are renewable indefinitely. Rock is not aware of any adverse claims concerning its marks.

LEGAL PROCEEDINGS

     Rock is involved from time to time in routine litigation incidental to its business. Although the amount of any liability that could arise with respect to these actions cannot accurately be predicted, in the opinion of Rock, any such liability will not have a material adverse effect on Rock's financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of Rock is divided into three classes: Class I, Class II and Class III. After his initial term, each Director will serve for a term ending following the third annual meeting following the annual meeting at which such Director is elected and until his successor is elected and qualified, or until his earlier death, resignation or removal. Rock's Restated Articles of Incorporation provide that Directors may only be removed for cause. The initial terms of office of Directors in Class I, Class II and Class III end after the annual meetings of shareholders of Rock in 1999, 2000 and 2001, respectively. All officers are appointed by and serve at the discretion of the Board of Directors. The following table sets forth certain information regarding the current directors and executive officers of Rock as of April 10, 1998:

         NAME              AGE                          POSITION                            CLASS
         ----              ---                          --------                            -----
Daniel Gilbert.........    36    Chairman of the Board of Directors and Chief Executive     III
                                 Officer
Steven M. Stone........    38    President and Director                                     II
David Carroll..........    35    Chief Operations Officer                                   N/A
Lindsay Gross..........    35    Executive Vice President, Conventional Lending             N/A
Frank E. Plenskofski...    39    Treasurer and Chief Financial Officer                      N/A
Gary L. Gilbert........    33    Director                                                   I
David A. Brandon*......    45    Director                                                   III
David Katzman*.........    38    Director                                                   II
Robert V. Schechter....    60    Director                                                   I

-------------------------
* Member of the Compensation Committee and Member of the Audit Committee.

     Daniel Gilbert. Mr. Gilbert founded Rock in June 1985 and has served as its Chief Executive Officer since its inception in June 1985 and as its Chairman of the Board since December 1992. From February 1986 until February 1998 he served as Rock's President. Mr. Gilbert has been a Director of Rock since its inception in June 1985. Gary L. Gilbert and Daniel Gilbert are brothers. David Katzman and Daniel Gilbert are first cousins.

     Steven M. Stone. Mr. Stone has served as President of Rock since January 1998. He previously served as the President of Rock's Fresh Start(TM) division from January 1996 until February 1998 and as its Director of Alternative Lending from June 1994 until January 1996. Before that he served as President, Home Lending, of Worldwide Mortgage Corporation, a company engaged in originating sub-prime mortgage loans, from April 1992 until April 1994. Mr. Stone has been a Director of Rock since December 1996. Mr. Stone is a party to an employment agreement with Rock pursuant to which he is required, during the term thereof, to be elected to the office with Rock he currently holds.

     David Carroll. Mr. Carroll has served as Chief Operations Officer of Rock since September 1994. From July 1992 until September 1994 he served as Rock's Operation's Manager. From April 1992 until July 1992 he served as Rock's Director of Wholesale Lending. Mr. Carroll was a Director of Rock from September 1994 until February 1998.

     Lindsay Gross. Mr. Gross has served as Executive Vice President, Conventional Lending of Rock since December 1992. He also served as Rock's Secretary from March 1987 until September 1994. Mr. Gross was a Director of Rock from March 1987 until February 1998.

     Frank E. Plenskofski. Mr. Plenskofski is a certified public accountant and a member of both the American Institute of Certified Public Accountants and of the Pennsylvania Institute of Certified Public Accountants. He has served as Rock's Treasurer and Chief Financial Officer since December 1996. From April 1996 until December 1996 he served as Rock's Chief Financial Officer. From October 1992 until April 1996 he served as Senior Vice President of Secondary Marketing of Com Net Mortgage Services, Inc., a mortgage banking company and a subsidiary of Common Wealth Savings Bank.

     Gary L. Gilbert. Mr. Gilbert has served as the President and Chief Executive Officer of Option Home Lending, Inc., a company he founded, since February 1997. From December 1992 until January 1997 he served as Rock's Executive Vice President. From March 1987 until December 1992 he served as Rock's Vice President. Gary L. Gilbert was an employee of Rock from June 1985 until March 1987. Mr. Gilbert has been a Director of Rock since March 1987. Pursuant to a Stock Purchase Agreement, dated as of January 17, 1997, between Gary L. Gilbert and Daniel Gilbert, Daniel Gilbert has agreed to vote his Common Shares to elect Gary L. Gilbert as a director of Rock until the closing of this Offering. Gary L. Gilbert and Daniel Gilbert are brothers.

     David A. Brandon. Mr. Brandon is Chief Executive Officer, President and Chairman of the Board of Directors of Valassis Communications, Inc., a publisher of advertising inserts. Mr. Brandon was elected President and director of Valassis Communications, Inc. in October 1991 and has served as a Director since that time. He was appointed Chairman of the Board of Directors in July 1997. He served as Executive Vice President and Chief Operating Officer of Valassis Inserts, Inc. from 1986 through July 1989 and President and Chief Executive Officer of Valassis Inserts from July 1989 until its merger into Valassis Communications, Inc. He has served as a director of Rock since April 1998.

     David Katzman. Mr. Katzman has served as President of National Blinds & Wallpaper, Inc., a subsidiary of The Home Depot, a home building supplies retailer, since November 1997. From October 1987 until November 1997 he served as President of Deekay Enterprises, Inc., a home building supplies retailer. He has served as a Director of Rock since April 1998. Daniel Gilbert and David Katzman are first cousins.

     Robert V. Schechter. Mr. Schechter has been President and the sole shareholder of Benefit Programs, Inc., an insurance agency, since it was founded in 1971. He has been a Director of Rock since April 1998.

     The Company intends to add another Director who is not an officer or employee of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Audit Committee which consists of two Directors. David A. Brandon and David Katzman are the current members of this committee. The Audit Committee (i) recommends to the Board the conditions, compensation and term of appointment of independent certified public accountants for the audit of Rock's financial statements, (ii) reviews examination reports of Rock prepared by regulatory authorities, and (iii) provides the Board with such assistance as is necessary with respect to Rock's corporate and reporting practices. The Audit Committee may also from time to time confer with the auditors to exchange views relating to the scope and results of the audit. The Audit Committee was formed in April 1998.

     The Board of Directors also has a Compensation Committee which consists of two Directors. David A. Brandon and David Katzman are the current members of this committee. The Compensation Committee makes recommendations to the Board of Directors with respect to compensation arrangements and plans for senior management, officers and directors of Rock and administers Rock's 1996 Stock Option Plan. The Compensation Committee was formed in April 1998.

     Rock does not have a nominating committee.

COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information for the year ended December 31, 1997 concerning compensation of (i) Rock's Chief Executive Officer, and (ii) Rock's four most highly-compensated other executive officers who were serving as executive officers of Rock as of December 31, 1997 and whose total annual salary and bonus exceeded $100,000 in 1997:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                               ------------
                                                                                  AWARDS
                                                                               ------------
                                                      ANNUAL COMPENSATION       SECURITIES      ALL OTHER
                NAME AND                             ----------------------     UNDERLYING     COMPENSATION
           PRINCIPAL POSITION                YEAR    SALARY($)    BONUS($)      OPTIONS(#)        ($)(1)
           ------------------                ----    ---------    --------      ----------     ------------
Daniel Gilbert,..........................    1997     225,000       620,000(2)        -0-          1,900
  Chairman of the Board                      1996     150,000     1,245,000           -0-          1,385
  and Chief Executive Officer                1995     150,000       377,000           -0-          1,289
Steven M. Stone,.........................    1997     160,000       540,000(2)        -0-(3)         849
  President                                  1996     125,000       578,000     1,001,454            -0-
                                             1995      75,385        68,480           -0-            -0-
David Carroll,...........................    1997     130,000        40,000        50,000          1,900
  Chief Operations Officer                   1996     120,000        30,000           -0-          1,125
                                             1995     100,000        20,000           -0-          1,000
Lindsay Gross,...........................    1997     175,000       167,030           -0-          1,900
  Executive Vice President,                  1996     180,000        69,000           -0-            286
  Conventional Lending                       1995     199,500        50,000           -0-             77
Frank E. Plenskofski,....................    1997     120,000        40,000        50,000         62,877
  Chief Financial Officer(4)                 1996      86,796        30,000           -0-         11,000

-------------------------
(1) Includes $1,900, $849, $1,900, $1,900 and $877 contributed by Rock to
    Messrs. Gilbert, Stone, Carroll, Gross and Plenskofski, respectively, pursuant to the matching contribution provisions of Rock's 401(k) Savings Plan for the year ended December 31, 1997. Also includes $62,000 paid to Mr. Plenskofski in 1997 to reimburse him for relocation expenses.

(2) Rock does not intend to pay bonuses of this magnitude to Messrs. Gilbert and Stone for 1998.

(3) In connection with an amendment to his employment agreement, effective as of the closing date of this Offering, Rock granted Mr. Stone an immediately exercisable option to purchase 292,500 Common Shares with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

(4) Mr. Plenskofski became an executive officer of Rock in December 1996.

COMPENSATION OF DIRECTORS

     Following completion of this Offering, Rock intends to pay each Director who is not an officer, employee or 10% shareholder of Rock ("Outside Directors") a fee of $1,000 for each Board meeting attended in person, $750 for each telephonic Board meeting attended, and $500 for each Board committee meeting attended on a date other than the date of a Board meeting. Rock will also reimburse Outside Directors for their reasonable expenses of attending Board and Board committee meetings. Rock also intends to grant options to purchase 15,000 Common Shares to each of the Outside Directors effective as of the closing date of this Offering at an exercise price equal to the initial public offering price of the Common Shares.

OPTION GRANTS TABLE

     The following table sets forth information concerning individual grants of stock options made during the year ended December 31, 1997 to each of the executive officers of Rock named in the Summary Compensation Table above:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS
-----------------------------------------------------------------------------------------         POTENTIAL
                                                        % OF                                 REALIZABLE VALUE AT
                                                       TOTAL                                    ASSUMED ANNUAL
                                       NUMBER OF      OPTIONS                                RATES OF STOCK PRICE
                                       SECURITIES    GRANTED TO                                  APPRECIATION
                                       UNDERLYING    EMPLOYEES     EXERCISE                    FOR OPTION TERM
                                        OPTIONS      IN FISCAL      PRICE      EXPIRATION    --------------------
               NAME                    GRANTED(#)       YEAR        ($/SH)        DATE        5%($)       10%($)
               ----                    ----------    ----------    --------    ----------     -----       ------
Daniel Gilbert.....................         -0-         0.0           N/A            N/A         N/A         N/A
Steven M. Stone....................         -0-(1)      0.0           N/A            N/A         N/A         N/A
David Carroll......................      50,000(2)      4.7         $4.68       12/31/06     147,161     372,936
Lindsay Gross......................         -0-         0.0           N/A            N/A         N/A         N/A
Frank E. Plenskofski...............      50,000(2)      4.7         $4.68       12/31/06     147,161     372,936

-------------------------
(1) Mr. Stone received an option to purchase 1,001,454 Common Shares in December 1996, representing approximately 65% of the options granted in 1996. The option is immediately exercisable in full at $4.68 a share through December 28, 2006. The value of such option assuming 5% and 10% stock price appreciation from the exercise price over the term of the option would be $2,947,506 and $7,469,560, respectively. The option will continue to be exercisable for three years after termination of Mr. Stone's employment without cause and one year after he ceases to be an employee of Rock because of his death or disability, but in no event after the termination date of the option. In connection with an amendment to his employment agreement, effective as of the closing date of this Offering, Rock granted Mr. Stone an immediately exercisable option to purchase 292,500 Common Shares with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

(2) These options are exercisable in one-fifth cumulative annual installments beginning December 31, 1997.

(3) With respect to each of the options described above, if upon exercise of these options Rock must pay any amount for income tax withholding, in the Compensation Committee's or the Board of Directors' sole discretion, either the optionee will pay such amount to Rock or the number of Common Shares delivered by Rock to the optionee will be appropriately reduced to reimburse Rock for such payment. The Compensation Committee or the Board of Directors may also permit the optionee to choose to have such shares withheld or to tender Common Shares the optionee already owns. The Compensation Committee or the Board may also make such other arrangements with respect to income tax withholding as the Compensation Committee shall determine. In addition, each of the options described above contains provisions requiring forfeiture of the gain realized upon exercise of the option if the employee leaves Rock within one year after exercise or engages in certain activities inimical, contrary or harmful to the interests of Rock.

     Effective as of the closing date of this Offering, Rock intends to grant ten-year options under its 1996 Stock Option Plan to purchase an aggregate of approximately 438,500 Common Shares to approximately 124 Directors and employees of the Company at an exercise price equal to the initial public offering price of the Common Shares. Such grants of options are expected to include 10,000, 10,000, 15,000, 15,000 and 15,000 options granted to David Carroll, Frank Plenskofski, David Brandon, David Katzman and Robert Schechter, respectively. These options are in addition to the options to purchase 450,000 Common Shares to be granted to the Selling Shareholders and described in Note 5 to the table under the caption "Principal and Selling Shareholders."

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE


     The following table sets forth information concerning each exercise of stock options during the year ended December 31, 1997 by each of the executive officers named in the Summary Compensation Table above and the value of unexercised options held by such persons as of December 31, 1997 (at an assumed
market value equal to the initial public offering price of $   ):


    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES


                                                                             NUMBER OF
                                                                            SECURITIES         VALUE OF
                                                                            UNDERLYING       UNEXERCISED
                                                                            UNEXERCISED      IN-THE-MONEY
                                                                            OPTIONS AT        OPTIONS AT
                                               SHARES                        FY-END(#)        FY-END($)
                                             ACQUIRED ON       VALUE       EXERCISABLE/      EXERCISABLE/
                  NAME                       EXERCISE(#)    REALIZED($)    UNEXERCISABLE    UNEXERCISABLE
                  ----                       -----------    -----------    -------------    -------------
Daniel Gilbert...........................        -0-            -0-              -0-/-0-           -0-/-0-
Steven M. Stone..........................        -0-            -0-        1,001,454/-0-              /-0-
David Carroll............................        -0-            -0-        10,000/40,000                 /
Lindsay Gross............................        -0-            -0-              -0-/-0-           -0-/-0-
Frank E. Plenskofski.....................        -0-            -0-        10,000/40,000                 /


EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Daniel Gilbert. As of April 10, 1998, Rock entered into a letter agreement with Daniel Gilbert. Pursuant to the letter agreement, Daniel Gilbert agreed that his bonus with respect to 1998 from Rock will not exceed $300,000. The letter agreement also provides that Daniel Gilbert will not compete with Rock in the business of originating loans in the states in which Rock is active until the earliest of (i) one year after his termination of employment by Rock for cause, (ii) one year after termination of employment by Daniel Gilbert without good reason, except as a result of his death or disability, and (iii) the date of termination of his employment for any other reason.

     Steven M. Stone. As of June 27, 1994, Rock entered into an employment agreement with Steven M. Stone, which agreement was amended as of December 28, 1996 and as of February 18, 1998. Pursuant to such agreement, he is employed as President of Rock. Such agreement may be terminated by Mr. Stone or Rock at any time. Mr. Stone is entitled to a salary and a discretionary bonus determined by Rock's Chief Executive Officer. Such employment agreement provided for the payment of special bonuses in the amounts of $540,000 by December 31, 1996, $180,000 by July 1, 1997 and $360,000 by December 31, 1997, the grant of a stock option on December 28, 1996 to purchase 1,001,454 Common Shares at $4.68 per share, and the grant of an immediately exercisable stock option on the closing date of this Offering to purchase 292,500 Common Shares at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus (the "New Option"). Before the February 18, 1998 amendment, Mr. Stone had the right under the agreement to receive a "Distribution Bonus" while employed by Rock until the closing of this Offering. The "Distribution Bonus" was generally equal to the per share amount of any dividend or other distribution payable to Rock's shareholders multiplied by the number of shares subject to Mr. Stone's December 28, 1996 option. In exchange for cancellation of Mr. Stone's right to receive the Distribution Bonus, Rock (i) agreed to permit Mr. Stone to be one of the Selling Shareholders in this Offering (see "Principal and Selling Shareholders"), and (ii) agreed to grant to Mr. Stone the New Option.

     Mr. Stone is entitled to various fringe benefits under the agreement as determined by Rock's Chief Executive Officer. If Mr. Stone terminates his employment with Rock upon a minimum of 30 days prior written notice and if Mr. Stone is not then in breach of any provision of the agreement (as determined by Rock's Chief Executive Officer), Rock will continue to pay Mr. Stone's salary for four weeks after the date of termination, if Mr. Stone fully cooperates with Rock during the transition period. Mr. Stone has agreed not to compete with Rock during his employment and during specified periods following the termination of his employment, with some exceptions in the event of a Change in Ownership of Rock (as defined in the agreement).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the year ended December 31, 1997, Rock's Board of Directors did not have a Compensation Committee or any other committee performing similar functions. Decisions concerning executive compensation for 1997 were made by the Board of Directors, including Daniel Gilbert, Steven M. Stone, David Carroll, Lindsay Gross and Gary L. Gilbert. All of the Directors were, and (except for Gary L. Gilbert, who resigned as an officer of Rock effective January 17, 1997) continue to be, officers and employees of Rock. None of the executive officers of Rock currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions. The Directors of Rock have the relationships with Rock described below:

     Indebtedness of Daniel Gilbert, Lindsay Gross and Gary L. Gilbert. From time to time, Rock has made loans to Daniel Gilbert, Lindsay Gross and Gary L. Gilbert for personal purposes. The interest charged on such loans is 3% per year. Gary L. Gilbert repaid his loans in full on February 26, 1997, and Lindsay Gross repaid his loans in full on February 28, 1997. For the years ended December 31, 1995, 1996 and 1997 the largest amounts of such loans outstanding for Daniel Gilbert were $2,338,000, $2,689,000 and $6,109,000, respectively. For the years ended December 31, 1995, 1996 and 1997 the largest amounts of such loans outstanding for Gary L. Gilbert were $400,000, $745,000 and $970,000, respectively. For the years ended December 31, 1995, 1996 and 1997 the largest amounts of such loans outstanding for Lindsay Gross were $62,000, $99,000 and $680,000, respectively. As of March 31, 1998, no amounts were owed by Gary L. Gilbert or Lindsay Gross, and $1,633,000 of principal and accrued interest were owed by Daniel Gilbert to Rock. Although not required to do so, Daniel Gilbert expects to repay the balance of his loans with his share of the Shareholder Distribution Amount.

     Transactions with Title Source, Inc. Title Source, Inc. is a title insurance agency owned 51.60% by Daniel Gilbert, 10.13% by Steven M. Stone, 9.60% by Gary L. Gilbert, 6.00% by Lindsay Gross, and 3.60% by David Carroll. Title Source, Inc. was formed to acquire the assets of an existing title insurance agency, which acquisition occurred as of October 1, 1997. Rock expects to recommend Title Source, Inc. for substantially all of the title insurance policies required in connection with its mortgage loans. For the year ended December 31, 1997, Rock collected $39,000 in fees on behalf of Title Source, Inc. for its closing services. In addition, customers of Rock paid $147,300 in premiums for title insurance placed through Title Source, Inc. in connection with loans closed by Rock. Rock cannot predict with certainty the amount of business proposed to be done with Title Source, Inc. in 1998. Rock made a working capital loan to Title Source, Inc. during 1997 bearing interest at an annual rate of 8.25%. The maximum amount of such loan outstanding during 1997 was $300,000. This loan was repaid in full before December 31, 1997.

     Transactions with Rock Construction Company, Inc. d/b/a Rock Homes Construction. Daniel Gilbert, Gary L. Gilbert and Lindsay Gross were 25%, 12.5% and 12.5% shareholders of Rock Construction, Inc. d/b/a Rock Homes Construction, a home building contractor, until November 11, 1996, and Daniel Gilbert was a Vice President and the Secretary of Rock Construction Company, Inc. until January 2, 1997. In addition, Gary L. Gilbert was a Vice President and Lindsay Gross was the Treasurer of Rock Construction Company, Inc. until April 1998. Rock made working capital loans to Rock Construction Company, Inc. from time to time during 1995, 1996 and 1997 bearing interest at an annual rate of 8.25%. The maximum amounts of such loans outstanding during 1995, 1996 and 1997 were $354,000, $50,000 and $100,000, respectively. All of these loans were repaid in full before December 31, 1997.

     Severance Arrangements with Gary L. Gilbert. Gary L. Gilbert resigned as an officer of Rock effective January 17, 1997 and has started a consumer finance business operating in the Chicago, Illinois area. In connection with his resignation, Daniel Gilbert agreed, pursuant to a Stock Purchase Agreement between Daniel Gilbert and Gary L. Gilbert, to cause Rock to (i) continue Gary
L. Gilbert's salary and commissions through February 28, 1997 ($130,000 a year),
(ii) pay Gary L. Gilbert a $200,000 bonus in 1996, (iii) continue Gary L. Gilbert's medical and dental insurance for as long as he remains a Director of Rock, unless he becomes employed by another entity providing him with such insurance,
(iv) transfer assets valued at $3,500 to Gary L. Gilbert, (v) declare a dividend (declared on September 1, 1997) that would result in a distribution to Gary L. Gilbert of at least $1,000,000, and (vi) allow Gary L. Gilbert to consult with Rock employees concerning areas of Rock's business and operations that are similar to the business or operations of any mortgage business formed or acquired by Gary L. Gilbert. Daniel Gilbert also agreed pursuant to the Stock Purchase Agreement to vote his Common Shares to elect Gary L. Gilbert as a Director of Rock until the closing of this Offering.

STOCK OPTION PLAN

     In December 1996, the Board of Directors and shareholders of Rock adopted the Rock Financial Corporation 1996 Stock Option Plan (the "Plan"). The purpose of the Plan is to provide key employees (including officers), Directors, consultants and advisors of Rock with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of Rock, to join the interests of key employees, directors, consultants and advisors with the interests of the shareholders of Rock, and to facilitate attracting and retaining key employees, Directors, consultants and advisors of exceptional ability. The Plan authorizes the granting of incentive stock options ("Incentive Options") and nonqualified stock options ("Nonqualified Options") to purchase Common Shares to eligible persons. A total of 4,500,000 Common Shares are authorized for sale upon exercise of options granted under the Plan. The Plan is currently administered by the Compensation Committee of the Board of Directors (the "Committee"), which consists of two of the non-employee Directors of Rock. The Plan provides for adjustments to the number of shares and to the exercise price of outstanding options in the event of stock dividends, stock splits, recapitalizations, mergers, statutory share exchanges or reorganizations of or by Rock.

     Key employees (including officers), Directors, consultants and advisors of or to Rock are eligible to participate in the Plan, and as of March 31, 1998, 89 employees held options to purchase an aggregate of 2,447,184 Common Shares pursuant to the Plan. Options to purchase an aggregate of 1,540,684 Common Shares were granted in December 1996 at an exercise price of $4.68 per share, including grants of 1,001,454 Nonqualified Options to Steven M. Stone. Such options were immediately exercisable in full. Options to purchase an aggregate of 780,000 Common Shares were granted in January 1997 (as adjusted in March
1997) at an exercise price of $4.68 per share, including grants of Nonqualified Options to executive officers as follows: David Carroll (50,000) and Frank E. Plenskofski (45,000). Such options vest in one-fifth cumulative annual installments beginning December 31, 1997. Options to purchase an aggregate of 90,000 Common Shares were granted in April 1997 at an exercise price of $4.68 per share, including a grant of Nonqualified Options to Frank E. Plenskofski (5,000). Such options vest in one-fifth cumulative annual installments beginning December 31, 1997. Options to purchase an aggregate of 189,000 Common Shares were granted in July 1997 (as adjusted in March 1998) at an exercise price of $7.00 per share. Such options vest in one-fifth cumulative annual installments beginning December 31, 1998. In connection with amendments to employment agreements with three key employees, effective as of the closing date of this Offering, Rock granted such employees immediately exercisable options to purchase 450,000 Common Shares with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. Effective as of the closing date of this Offering, Rock intends to grant ten-year options under its 1996 Stock Option Plan to purchase an aggregate of approximately 438,500 Common Shares to approximately 124 Directors and employees of the Company at an exercise price equal to the initial public offering price of the Common Shares. Such grants of options are expected to include 10,000, 10,000, 15,000, 15,000 and 15,000 options granted to David Carroll, Frank Plenskofski, David Brandon, David Katzman and Robert Schechter, respectively. These options are in addition to the options to purchase 450,000 Common Shares to be granted to the Selling Shareholders and described in Note 5 to the table under the caption "Principal and Selling Shareholders."

     No Incentive Option may be granted with an exercise price per share less than the fair market value of the Common Shares at the date of grant. The Nonqualified Options may be granted with any exercise price determined by the Committee administering the Plan. The exercise price of an option may be paid in cash, or, with the consent of the Committee, (i) in Common Shares, (ii) by delivery of a promissory note payable to the order of Rock which is acceptable to the Committee, (iii) by a cash down payment and delivery of a promissory note in the amount of the unpaid exercise price, (iv) by Rock retaining from the shares to be delivered upon exercise of the stock option that number of shares having a fair market value on the date of exercise equal to the option price of the number of shares with respect to which the participant exercises the option, (v) by delivery to Rock of written notice of the exercise in such form as the Committee may prescribe, accompanied by irrevocable instructions to a stock broker to promptly deliver to Rock full payment for the shares with respect to which the option is exercised from the proceeds of the stock broker's sale of or loan against some or all of the shares, or (vi) in such other manner as the Committee determines is appropriate.

     An employee may receive more than one Incentive Option, but the maximum aggregate fair market value of the Common Shares (determined when the Incentive Option is granted) with respect to which Incentive Options are first exercisable by such employee in any calendar year cannot exceed $100,000. In addition, no Incentive Option may be granted to an employee owning directly or indirectly stock possessing more than 10% of the total combined voting power of all classes of stock of Rock, unless the exercise price is set at not less than 110% of the fair market value of the shares subject to such Incentive Option on the date of grant and such Incentive Option expires not later than five years from the date of grant. Awards of Nonqualified Options are not subject to these special limitations.

     To the extent required for Incentive Options or to the extent determined by the Committee, no option granted under the Plan is transferable otherwise than by will, or by the laws of descent and distribution, or, with respect to Nonqualified Options, pursuant to a qualified domestic relations order, and such option is exercisable, during the lifetime of the participant, only by the participant. The Committee may, however, authorize all or a portion of any option granted to be on terms which permit transfer by such optionee to, and the exercise of such option by, (i) the spouse, children or grandchildren of the optionee ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, (iii) a partnership in which such Immediate Family Members are the only partners, or (iv) such other persons or entities as determined by the Committee, on such terms and conditions as the Committee may determine; provided that (x) the stock option agreement pursuant to which such options are granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with the Plan, and
(y) subsequent transfers of transferred options are prohibited except for transfers the original optionee would be permitted to make.

     Subject to the terms of the Plan, each option granted under the Plan is exercisable at the time or times or in such installments as may be determined by the Committee. Except as described below, options may be exercised only while the participant is an employee, director, consultant or advisor of Rock. Subject to the requirements of Incentive Options that are intended to remain Incentive Options, in connection with a participant ceasing to be an employee of Rock for any reason, the stock option agreement may provide for the acceleration of, or the Committee may accelerate, in whole or in part, the time or times or installments with respect to which any option shall be exercisable in connection with termination of a participant's employment with Rock, subject to any restrictions, terms and conditions fixed by the Committee.

     In connection with a business combination involving Rock, the dissolution or liquidation of Rock or a capital reorganization or reclassification such that holders of Common Shares shall be entitled to receive stock, securities, cash or other assets with respect to or in exchange for the Common Shares (a "Transaction"), and effective as of a date selected by the Committee, the Committee may (a) accelerate the time at which stock options then outstanding may be exercised so that such stock options may be exercised in full for a limited period of time on or before a specified date fixed by the Committee after which specified date all unexercised stock options and all rights of participants thereunder shall terminate; (b) accelerate the time at which stock options then outstanding may be exercised so that such stock options may be exercised in full for their then remaining term; or (c) require the mandatory surrender to Rock of outstanding stock options held by such participants (irrespective of whether such stock options are then exercisable) as of a date, before or not later than sixty days after such Transaction, specified by the Committee, and in such event Rock shall thereupon cancel such stock options and shall pay to each participant an amount of cash equal to the excess of the fair market value of the aggregate Common Shares subject to such stock option, determined as of the date such Transaction is effective, over the aggregate option price of such shares; provided, however, the Committee shall not select an alternative (unless consented to by the participant) such that, if a participant exercised his or her accelerated stock option pursuant to alternative (a) or (b) and participated in the Transaction or received cash pursuant to alternative
(c), the alternative would result in the participant's owing any money by virtue of the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If all such alternatives have such a result, the Committee shall take such action to put such participants in as close to the same position as such participant would have been in had alternative (a), (b) or
(c) been selected but without resulting in any payment by such participant pursuant to Section 16(b) of the Exchange Act.

     Subject to the other provisions of the Plan, all rights to exercise options terminate when a participant ceases to be an employee, director, consultant or advisor of or to Rock for any cause, except that the Committee may permit the exercise of all or any portion of the options granted to such participant (i) for a period not to exceed three months following such termination with respect to Incentive Options that are intended to remain Incentive Options if such termination is not due to death or permanent disability of the participant, (ii) for a period not to exceed one year following termination of employment with respect to Incentive Options that are intended to remain Incentive Options if termination of employment is due to the death or permanent disability of the participant, and (iii) for a period not to extend beyond the expiration date with respect to Nonqualified Options or Incentive Options that are not intended to remain Incentive Options, all subject to any restrictions, terms and conditions fixed by the Committee. In no event, however, shall an option be exercisable after its expiration date, and, unless the Committee determines otherwise, an option may only be exercised after termination of a participant's employment, consultation or other service by or to Rock to the extent exercisable on the date of such termination or to the extent exercisable as a result of the reason for such termination. If not sooner terminated, each stock option granted under the Plan shall expire not more than 10 years from the date of grant.

401(K) SAVINGS PLAN

     Effective in March 1987, Rock established Rock's 401(k) Savings Plan (the "401(k) Plan"), which is intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Amounts contributed to the 401(k) Plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Internal Revenue Code. All full-time and part-time employees of Rock that have completed at least six months of service and are at least 21 years of age are eligible to participate in the 401(k) Plan. Participating employees will be entitled to make pre-tax contributions to their accounts in amounts equal to not less than 1% and not more than 15% of their compensation each year, subject to certain maximum annual limits imposed by law (approximately $9,500 in 1997). Rock matches 20% of employee contributions in amounts of employee contributions up to 5% of their compensation. Rock also has the right to make certain additional matching contributions in amounts not to exceed 15% of employee compensation. Matching contributions made by Rock vest in participating employees over a three-year period after the date of contribution. Distributions generally are payable in a lump sum after retirement or death and, in certain circumstances, upon termination of employment with Rock for other reasons.

                              CERTAIN TRANSACTIONS

     Since its inception, Rock has had business relationships and engaged in certain transactions with affiliated companies and parties as described below.

TRANSACTIONS WITH DIRECTORS

     See "Compensation -- Compensation Committee Interlocks and Insider Participation" for a description of (i) indebtedness of Daniel Gilbert, Lindsay Gross and Gary L. Gilbert to Rock, (ii) transactions between Rock and Title Source, Inc., a company a majority of the shares of which are owned by officers and employees of Rock, (iii) transactions between Rock and Rock Construction Company, Inc., a company half of the shares of which were formerly owned by officers and directors of Rock and of which certain directors and an officer of Rock formerly were officers, and (iv) various severance arrangements with Gary
L. Gilbert.

     Transactions with Rock Insurance Corporation. Rock Insurance Corporation is a property, casualty and life insurance agency owned 60% by Robert V. Schechter, a director of Rock since April 1998, and 40% by his family. For the years ended December 31, 1995, 1996 and 1997, Rock Insurance Corporation received $84,362, $134,147 and $233,746, respectively, in commissions from homeowners and auto-owners insurance placed to applicants for Rock loans. These revenues represented substantially all of Rock Insurance Corporation's revenues in 1995, 1996 and 1997. Rock cannot predict with certainty the amount of business proposed to be done with Rock Insurance Corporation in 1998. In addition, Rock Insurance Corporation subleased approximately 2,000 square feet of space from Rock pursuant to an oral month-to-month sublease. The rent pursuant to such sublease for 1995, 1996 and 1997, was $10,098, $10,638 and $10,082,
respectively.

     Transactions with Benefit Programs, Inc. Robert V. Schechter, a director of Rock, is a life and health insurance agent through Benefit Programs, Inc. d/b/a Robert Schechter & Associates. Mr. Schechter is the President and sole shareholder of Benefit Programs, Inc. Rock placed some of its life, health and dental insurance through Benefit Programs, Inc. in 1995, 1996 and 1997, and Benefit Programs, Inc. received $17,754, $14,916 and $492 in commissions in connection with such insurance in 1995, 1996 and 1997, respectively. In addition, Rock obtained life insurance on the lives of Daniel Gilbert, Lindsay Gross and Gary Gilbert through Benefit Programs, Inc., and Benefit Programs, Inc. received $43,721, $3,593, and $3,019 in commissions in connection with such insurance in 1995, 1996 and 1997, respectively. Benefit Programs, Inc. also received commissions of $4,934 and $2,493 for insurance products furnished to Rock's 401(k) Plan in 1995 and 1996, respectively.

TRANSACTIONS WITH SHAREHOLDERS

     See "Termination of S Corporation Status" for a description of a Tax Indemnification Agreement between Rock and the Existing Shareholders.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Shares as of March 31, 1998, and as adjusted to reflect the sale of the Common Shares offered by this Prospectus, by (i) each person known by Rock to own more than 5% of Rock's Common Shares, (ii) each of the Selling Shareholders, (iii) each Director of Rock, (iv) each executive officer of Rock named in the Summary Compensation Table above, and (v) all Directors and executive officers of Rock as a group. The address of each person listed below is 30600 Telegraph Road, Fourth Floor, Bingham Farms, Michigan 48025, unless otherwise indicated.

                                                 SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                     OWNED BEFORE                         OWNED AFTER
                                                   THE OFFERING(1)                      THE OFFERING(1)
                                                ----------------------    SHARES     ----------------------
                                                              PERCENT      BEING                   PERCENT
                                                  NUMBER      OF CLASS    OFFERED      NUMBER      OF CLASS
                                                  ------      --------    -------      ------      --------
Daniel Gilbert(2)...........................    10,000,000     100.0          -0-    10,000,000      75.0
Gary L. Gilbert(2)(3).......................     2,077,298      20.8          -0-     2,077,298      15.6
Steven M. Stone(2)(4).......................     1,001,454       9.1      214,500(5)  1,079,454       7.5
Lindsay Gross(2)............................       865,601       8.7          -0-       865,601       6.5
Adam Schoener(2)(6).........................       269,615       2.6       57,750(5)    290,615       2.1
Ross Niskar(2)(7)...........................       269,615       2.6       57,750(5)    290,615       2.1
David Carroll(8)............................        10,000         *          -0-        10,000         *
Frank E. Plenskofski(9).....................        10,000         *          -0-        10,000         *
David A. Brandon............................           -0-         *          -0-           -0-         *
David Katzman...............................           -0-         *          -0-           -0-         *
Robert V. Schechter.........................           -0-         *          -0-           -0-         *
All directors and executive officers as a
  group (9 persons)(10).....................    11,021,454     100.0      330,000    11,099,454      76.9

-------------------------
  *  Represents less than 1% of outstanding Common Shares.

 (1) Based on 10,000,000 Common Shares outstanding as of March 31, 1998, before the Offering, and 13,330,000 Common Shares outstanding after the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table, the persons named in the table have sole investment power with respect to all Common Shares beneficially owned.

 (2) Pursuant to a Shareholders Agreement, expected to be executed as of the closing date of this Offering, among Rock, Daniel Gilbert, Gary L. Gilbert, Lindsay Gross, Steven M. Stone, Ross Niskar and Adam Schoener, each of the shareholder parties to the agreement (other than Daniel Gilbert) is expected to give Daniel Gilbert all voting power over all shares currently owned or later acquired by them for ten years. As of March 31, 1998, Mr. Daniel Gilbert owned 7,057,101 Common Shares of record, or approximately 70.6% of the outstanding Common Shares before the Offering and approximately 52.9% of the outstanding Common Shares after this Offering.

 (3) Gary L. Gilbert's address is 640 N. LaSalle St., Suite 330, Chicago, Illinois 60610.

 (4) Includes 1,001,454 Common Shares before the Offering, and 1,079,454 Common Shares after the Offering, that Mr. Stone has the right to acquire pursuant to stock options exercisable within 60 days of March 31, 1998.

 (5) At the closing of this Offering, each of Messrs. Stone, Schoener and Niskar will exercise options they currently own to purchase Common Shares at $4.68 a share in an amount equal to the number of shares they are selling in this Offering. Rock will receive approximately $1.5 million of proceeds from the options exercised by these Selling Shareholders to acquire the shares they are selling. Pursuant to their amended employment agreements, Rock has granted them immediately exercisable replacement options effective on the closing date of this Offering to purchase 450,000 Common Shares at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus (the "New Options"). Each of Messrs. Stone, Schoener and Niskar cancelled their rights to receive "Distribution Bonuses" previously required by their employment agreements with Rock in exchange for Rock's agreement (i) to permit them to be Selling Shareholders in this Offering, and (ii) to grant them the New Options. For a description of the former "Distribution Bonus," see the description of Mr. Stone's employment agreement under the caption "Management -- Executive Compensation -- Employment Contracts and Termination of Employment and Change-in-Control Arrangements -- Steven M. Stone."

 (6) Includes 269,615 Common Shares before the Offering, and 290,615 Common Shares after the Offering, that Mr. Schoener has the right to acquire pursuant to stock options exercisable within 60 days of March 31, 1998.

 (7) Includes 269,615 Common Shares before the Offering, and 290,615 Common Shares after the Offering, that Mr. Niskar has the right to acquire pursuant to stock options exercisable within 60 days of March 31, 1998.

 (8) Includes 10,000 Common Shares that Mr. Carroll has the right to acquire pursuant to stock options exercisable within 60 days of March 31, 1998.

 (9) Includes 10,000 Common Shares that Mr. Plenskofski has the right to acquire pursuant to stock options exercisable within 60 days of March 31, 1998.

(10) Includes 1,021,454 Common Shares before the Offering, and 1,099,454 Common Shares after the Offering, that all Directors and executive officers as a group have the right to acquire pursuant to stock options exercisable within 60 days of March 31, 1998.

     Effective as of the closing date of this Offering, Rock intends to grant ten-year options under its 1996 Stock Option Plan to purchase an aggregate of approximately 438,500 Common Shares to approximately 124 Directors and employees of the Company at an exercise price equal to the initial public offering price of the Common Shares. Such grants of options are expected to include 10,000, 10,000, 15,000, 15,000 and 15,000 options granted to David Carroll, Frank Plenskofski, David Brandon, David Katzman and Robert Schechter, respectively. These options are in addition to the options to purchase 450,000 Common Shares to be granted to the Selling Shareholders and described in Note 5 above."


     Directors, officers and employees of Rock intend to purchase an aggregate of 220,000 Common Shares in the Offering as part of the Directed Share Program, including approximately 1,000, 1,500, 5,000, 5,000 and 5,000 Common Shares expected to be purchased by David Carroll, Frank Plenskofski, David A. Brandon, David Katzman and Robert Schechter. These shares have not been included in the beneficial ownership tables above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital shares of Rock consist of an aggregate of 50,000,000 Common Shares, par value $0.01 per share, and 1,000,000 Preferred Shares, par value $0.01 per share. 10,000,000 Common Shares and no Preferred Shares are outstanding as of March 31, 1998. All of the shares being offered in this Offering are Common Shares.

COMMON SHARES

     Holders of Common Shares have one vote per share on each matter submitted to a vote of the shareholders and the right to participate ratably in the net assets of Rock upon liquidation. Holders of Common Shares participate ratably in dividends and distributions as may be declared by the Board of Directors from funds legally available for that purpose (see "Dividend Policy"), have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights. The Common Shares currently outstanding are, and the Common Shares to be issued in connection with this Offering will be, duly authorized, validly issued, fully paid and non-assessable. Holders of Common Shares have no cumulative voting rights, and accordingly, holders of a majority of the outstanding Common Shares are able to elect all of Rock's Directors.

     The Board of Directors is divided into three classes. After his or her initial term, each Director will serve for a term ending at the third Annual Meeting of Shareholders following the meeting at which such Director is elected and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. Initially, the Class I Directors, Gary L. Gilbert and Robert V. Schechter, will hold office until the Annual Meeting of Shareholders to be held in 1999, the Class II Directors, Steven M. Stone and David Katzman, will hold office until the Annual Meeting of Shareholders to be held in 2000, and the Class III Directors, Daniel Gilbert and David A. Brandon, will hold office until the Annual Meeting of Shareholders to be held in 2001, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may not be removed without cause. Rock's Restated Articles of Incorporation also set the minimum and maximum number of Directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of Rock's voting shares to amend this provision. In addition, Rock's bylaws require advance notice of any nominations for director of Rock, along with information about the nominee and the shareholder.

PREFERRED SHARES

     Rock has also authorized the issuance of up to 1,000,000 Preferred Shares, $0.01 par value per share, none of which is outstanding as of the date of this Prospectus. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of Preferred Shares and to fix the number of shares of any series of Preferred Shares and the designation of any such series. The issuance of Preferred Shares could be used, under certain circumstances, as a method of preventing a change in control of Rock and could permit the Board of Directors, without any action of the holders of the Common Shares, to issue Preferred Shares which could have a detrimental effect on the rights of holders of the Common Shares, including loss of voting control. Anti-takeover provisions that could be included in the Preferred Shares when issued may have a depressive effect on the market price of Rock's securities and may limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. Rock has no present plans to issue any Preferred Shares.

CHARTER AND BYLAW PROVISIONS

     Various provisions in Rock's Restated Articles of Incorporation and bylaws could have the effect of delaying, deferring or preventing changes in control of Rock. See "Risk Factors -- Potential Anti-Takeover Effects of Charter, Bylaw, Contract and Statutory Provisions."

BUSINESS COMBINATION PROVISIONS OF MICHIGAN LAW

     Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of Rock. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

     In general, under Chapter 7B, an entity that acquires "Control Shares" of Rock may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares", of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of Rock, employee-directors of Rock and the entity making the Control Share Acquisition. Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to Rock. In addition, certain provisions in Rock's bylaws could have the effect of delaying, deferring or preventing changes in control of Rock. See "Risk Factors -- Potential Anti-Takeover Effects of Charter, Bylaw, Contract and Statutory Provisions."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Michigan Business Corporation Act permits Michigan corporations to limit the personal liability of directors for breaches of their fiduciary duties. The Restated Articles of Incorporation of Rock so limit the liability of directors. Rock's bylaws also provide for indemnification of directors and officers. Rock believes that such indemnification will assist Rock in continuing to attract and retain talented directors and officers in light of the risk of litigation directed against directors and officers of publicly-held corporations.

     The Restated Articles of Incorporation limit director liability to the maximum extent permitted by Michigan law. Michigan law allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director's liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except for liability for specified acts. As a result of the inclusion of such a provision, shareholders of Rock may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act.

     The Michigan Business Corporation Act authorizes a corporation under specified circumstances to indemnify its directors and officers (including reimbursement for expenses incurred). The provisions of Rock's bylaws relating to indemnification of directors and executive officers generally provide that directors and executive officers will be indemnified to the fullest extent permissible under Michigan law. The provision also provides for the advancement of litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act.

     In addition, Rock has obtained Directors' and Officers' liability insurance. The policy provides for $5,000,000 in coverage, including liabilities under the Securities Act in connection with this Offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers or persons controlling Rock pursuant to the foregoing provisions, Rock has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

     National City Bank, Cleveland, Ohio, is expected to serve as transfer agent and registrar for the Common Shares. As of March 31, 1998 there were three holders of record of Rock's Common Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, Rock will have outstanding 13,330,000 Common Shares (13,829,500 Common Shares if the Underwriters' over-allotment option is exercised in full). The 3,330,000 Common Shares to be sold in the Offering, and any of the 499,500 Common Shares that may be sold upon exercise of the Underwriters' over-allotment option, will be freely tradable by persons other than "affiliates" of Rock, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 10,000,000 shares (all such shares being referred to as the "Restricted Shares") will be held by Rock's current shareholders. The Restricted Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act.

     As currently in effect, Rule 144 generally permits the public sale in ordinary brokers' transactions of "restricted securities" and of securities owned by "affiliates" beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities, such as the Restricted Shares, acquired directly or indirectly from an issuer or an affiliate of the issuer in a transaction not involving a public offering. In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the Restricted Shares were acquired from Rock or an affiliate, as applicable, then the holder of such Restricted Shares (including an affiliate) is entitled, subject to specified conditions, to sell within any three-month period a number of shares not exceeding the greater of
(i) 1% of Rock's then outstanding Common Shares, or (ii) the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to specified manner-of-sale provisions and requirements as to notice and the availability of current public information about Rock.

     Affiliates may sell Common Shares not constituting Restricted Shares in accordance with the foregoing limitations and requirements but without regard to the one-year period. However, a person who is not and has not been an affiliate of Rock at any time during the 90 days preceding the sale of the Restricted Shares, and who has beneficially owned the Restricted Shares for at least two years, is entitled to sell such Restricted Shares under Rule 144 without regard to the volume limitations, manner-of-sale requirements or notice and public information requirements of Rule 144. Because management believes that all outstanding shares have been held by the current shareholders for more than one year, all of such Restricted Shares will become eligible for sale pursuant to Rule 144 beginning 90 days after the date of this Prospectus. However, the holders of such shares have agreed during the 180-day period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities of Rock without the consent of the representatives of the Underwriters, subject to specified exceptions. See "Risk Factors -- Shares Eligible for Future Sale" and "Underwriting."

     Rock has reserved 4,500,000 Common Shares for issuance under the Plan, of which options to purchase 2,447,184 Common Shares were outstanding at March 31, 1998. At the closing of the Offering, options to purchase 3,005,684 Common Shares will be outstanding. The 330,000 Common Shares being sold by the Selling Shareholders will be acquired by them on the closing date of this Offering upon exercise of stock options previously granted to them, and Rock has granted to them, effective as of the closing date of this Offering, immediately exercisable replacement options to purchase 450,000 Common Shares at the initial public offering price of the Common Shares in this Offering. All of the Common Shares issued as a result of any grants under this Plan will be restricted securities unless Rock files a registration statement under the Securities Act relating to the issuance of the shares. Rock currently intends to register the Common Shares reserved under the Plan. Subject to compliance with Rule 144 by affiliates of Rock, any shares issued upon exercise of options granted under such employee benefit plans will become freely tradable at the effective date of the Registration Statement for the shares reserved under such plans. In addition, pursuant to Rule 701 under the Securities Act, 90 days after the date of this Prospectus, Common Shares issued upon exercise of options granted under the Plan in reliance on Rule 701 may be resold by persons other than affiliates in reliance on Rule 144, without compliance with the current public information, holding period, volume or notice requirements of Rule 144, and by affiliates without compliance with the holding period requirements of Rule 144. In connection with the Offering, Rock's Directors and executive officers, owning in the aggregate all of the outstanding Common Shares, the Selling Shareholders and certain other persons purchasing Common Shares pursuant to the Directed Share Program have agreed that they will not sell, contract to sell or otherwise dispose of any shares of capital stock of Rock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives, except for the transfers of shares contemplated by this Prospectus, subject to specified limited exceptions.

     Prior to the Offering, there has been no public market for the Common Shares, and no prediction can be made as to the effect, if any, that sales of Common Shares or the availability of Common Shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Shares in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters of the Offering of the Common Shares (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Prudential Securities Incorporated and Roney & Co. L.L.C. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the "Underwriting Agreement"), to purchase from Rock and the Selling Shareholders the aggregate number of Common Shares set forth opposite their names below:

                                                                  NUMBER OF
                        UNDERWRITERS                            COMMON SHARES
                        ------------                            -------------
Bear, Stearns & Co. Inc.....................................
Prudential Securities Incorporated..........................
Roney & Co. L.L.C...........................................

                                                                  ---------
  Total.....................................................      3,330,000
                                                                  =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing Common Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. Rock and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Rock has been advised that the Underwriters propose to offer the Common Shares to the public initially at the initial public offering price set forth on the cover page of this Prospectus and to certain selected dealers (which may include the Underwriters) at such initial public offering price less a concession not to exceed $ per share. The selected dealers may reallow a concession to certain other dealers not to exceed $ per share. After the initial Offering to the public, the initial public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     Bear Stearns Home Equity Trust, an affiliate of Bear, Stearns & Co. Inc., currently provides Rock with an uncommitted $100 million reverse repurchase arrangement pursuant to which Bear Stearns Home Equity Trust will purchase from Rock, subject to Rock's agreement to repurchase on a daily basis, up to $100 million ($200 million after completion of the Offering) of fully-amortizing, first or junior lien residential mortgage loans and home equity loans that comply with Rock's origination guidelines and conform to whole and bulk loan sale requirements. This agreement is not a committed facility and Bear Stearns Home Equity Trust may elect to discontinue the repurchase agreement at any time. The term of any financing under the repurchase agreement matures and may be renewed on a daily basis. In any event, the arrangement terminates in March 1999. Rock uses this facility as a supplemental borrowing facility to fund loans closed by Rock until they are sold. As of March 31, 1998, Rock had financed $4.7 million of loans under this facility and an additional $95.3 million was available for future financings.

     Bear, Stearns & Co. Inc. provided Rock with financial advisory services during 1996 in connection with a reorganization of Rock. Bear, Stearns & Co. Inc. received a fee of $50,000 from Rock for these financial advisory services.

     Rock has granted to the Underwriters an option to purchase up to 499,500 additional Common Shares at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


     Prior to the Offering there has been no public market for any of Rock's securities. The initial public offering price set forth on the cover page of this Prospectus has been determined by negotiations among Rock, the Selling Shareholders and the Representatives. In determining such price, consideration was given to various factors including (i) the market valuation of comparable companies, (ii) market conditions for initial public offerings, (iii) the history of and prospects for Rock's business, (iv) Rock's past and present operations and earnings, (v) Rock's current financial position, (vi) an assessment of Rock's management, (vii) the position of Rock in its industry, and
(viii) the market value of Rock's assets. Consideration also was given to the general condition of the securities markets, the demand for similar securities of comparable companies and other market factors.


     At the request of the Company, the Underwriters have reserved up to 329,670 Common Shares for sale at the initial public offering price to certain Directors, officers and employees of the Company, their business associates and related parties. The number of Common Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other Common Shares offered hereby.

     In connection with the Offering, Rock's Directors and executive officers, owning in the aggregate all of the outstanding Common Shares, the Selling Shareholders and certain other persons participating in the Directed Share Program have agreed that they will not sell, contract to sell or otherwise dispose of any shares of capital stock of Rock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives, except for the transfers of shares contemplated by this Prospectus, subject to specified limited exceptions. See "Shares Eligible For Future Sale." Also in connection with the Offering, Rock has agreed that it will not sell, contract to sell or otherwise dispose of any shares of capital stock of Rock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives, except for Common Shares offered by this Prospectus and except for issuances or sales by Rock under the terms of the 1996 Stock Option Plan.

     The Representatives have informed Rock that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of Common Shares offered by this Prospectus.

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Shares for their own account by selling more Common Shares than have been sold to them by Rock. The Underwriters may elect to cover any such short position by purchasing Common Shares in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Shares by bidding for or purchasing Common Shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if Common Shares previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Shares to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Shares to be offered by this Prospectus will be passed upon for Rock and the Selling Shareholders by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Berick, Pearlman & Mills Co., L.P.A., Cleveland, Ohio.

                                    EXPERTS

     The financial statements of Rock Financial Corporation as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, included in this Prospectus and elsewhere in the Registration Statement have been included in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere in this Prospectus, and upon the authority of such firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Rock engaged KPMG Peat Marwick LLP as its independent accountants after it terminated its relationship with Coopers & Lybrand LLP in August 1997. In connection with its audits for 1996 and 1995 and during the interim period preceding such termination, there were no disagreements between Rock and Coopers & Lybrand LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Coopers & Lybrand LLP, would have caused them to make reference thereto in their report on the financial statements. No report issued by Coopers & Lybrand LLP with respect to Rock's financial statements contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was made by management of Rock.

                             ADDITIONAL INFORMATION

     Rock has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Common Shares offered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to Rock and the Common Shares offered by this Prospectus. Statements contained in this Prospectus concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web at http://www.sec.gov.

     Upon completion of the Offering, Rock will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy and information statements with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the address and web site set forth above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report -- KPMG Peat Marwick LLP.......    F-2
Balance Sheets as of December 31, 1996 and 1997.............    F-3
Statements of Income for the years ended December 31, 1995,
  1996 and 1997.............................................    F-4
Statements of Shareholders' Equity for the years ended
  December 31, 1995, 1996 and 1997..........................    F-5
Statements of Cash Flows for the years ended December 31,
  1995, 1996 and 1997.......................................    F-6
Notes to Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors of
  Rock Financial Corporation:

     We have audited the accompanying balance sheets of Rock Financial Corporation (the "Corporation") as of December 31, 1996 and 1997, and the related statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Detroit, Michigan
February 18, 1998

                           ROCK FINANCIAL CORPORATION

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997

                                                                                        PRO FORMA
                                                                                           1997
                                                           1996            1997         (NOTE 18)
                                                           ----            ----         ---------
                                                                (AUDITED)              (UNAUDITED)
                      ASSETS
Cash and cash equivalents..........................    $  3,288,751    $ 11,946,992    $ 11,946,992
Marketable securities available for sale...........       5,953,862              --              --
Mortgage loans held for sale.......................      85,009,395     121,343,814     121,343,814
Mortgage loans held for investment (net of
  allowance for losses of $270,000 in 1997)........              --         810,293         810,293
Real estate owned..................................              --         158,271         158,271
Shareholders' advances.............................       2,519,342       1,626,519              --
Property and equipment, net........................       2,681,314       7,010,537       7,010,537
Deferred income taxes..............................              --              --       1,700,000
Other assets.......................................         906,846       1,532,471       1,532,471
                                                       ------------    ------------    ------------
     Total assets..................................    $100,359,510    $144,428,897    $144,502,378
                                                       ============    ============    ============
       LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Warehouse line of credit.........................    $ 67,621,266    $ 79,293,856    $ 70,312,937
  Reverse repurchase agreement.....................              --      18,161,423      18,161,423
  Notes payable....................................              --       1,944,445       1,944,445
  Drafts payable...................................      14,896,675      21,875,184      21,875,184
  Accounts payable.................................       1,998,939       3,255,503       3,255,503
  Accrued expenses and other liabilities...........       3,496,491       4,790,350       4,790,350
                                                       ------------    ------------    ------------
     Total liabilities.............................      88,013,371     129,320,761     120,339,842
                                                       ------------    ------------    ------------
Shareholders' equity:
  Common shares, $.01 par value. Authorized
     50,000,000 shares; issued and outstanding
     10,000,000 shares.............................         100,000         100,000         133,300
  Additional paid-in capital.......................       1,423,750       1,423,750      26,744,850
  Retained earnings (deficit)......................       9,386,020      13,584,386      (2,715,614)
  Unrealized gain on marketable securities.........       1,436,369              --              --
                                                       ------------    ------------    ------------
     Total shareholders' equity....................      12,346,139      15,108,136      24,162,536
                                                       ------------    ------------    ------------
     Total liabilities and shareholders' equity....    $100,359,910    $144,428,897    $144,502,378
                                                       ============    ============    ============

    The accompanying notes are an integral part of the financial statements.

                           ROCK FINANCIAL CORPORATION

                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997


                                                             1995           1996           1997
                                                             ----           ----           ----
Revenue:
  Interest income.....................................    $ 3,002,750    $ 4,267,824    $ 8,082,448
  Interest expense....................................      3,012,033      3,669,393      5,149,881
                                                          -----------    -----------    -----------
     Net interest margin..............................         (9,283)       598,431      2,932,567
  Provision for credit losses.........................             --             --        300,000
                                                          -----------    -----------    -----------
     Net interest margin after provision for credit
       losses.........................................         (9,283)       598,431      2,632,567
  Loan fees and gains and losses on sale of
     mortgages........................................     17,788,279     27,959,437     47,084,309
  Net gain on sale of mortgage servicing..............      5,728,411             --             --
  Net gain on sale of marketable securities...........        345,716        991,219      2,221,905
  Other income........................................        398,555          6,489        171,085
                                                          -----------    -----------    -----------
                                                           24,251,678     29,555,576     52,109,866
                                                          -----------    -----------    -----------
Expenses:
  Salaries, commissions and employee benefits.........     11,271,770     16,424,971     24,810,597
  Stock and option holders' bonuses...................        545,480      2,297,625      1,592,030
  General and administrative expenses.................      3,725,601      4,645,820      7,629,889
  Marketing expenses..................................      1,338,752      2,392,994      5,369,515
  Depreciation and amortization.......................        506,634        663,428      1,292,479
                                                          -----------    -----------    -----------
                                                           17,388,237     26,424,838     40,694,510
                                                          -----------    -----------    -----------
     Net income.......................................    $ 6,863,441    $ 3,130,738    $11,415,356
                                                          ===========    ===========    ===========
Unaudited pro forma information (note 18):
  Provision for pro forma income taxes................                                    4,109,528
                                                                                        -----------
  Pro forma net income................................                                  $ 7,305,828
                                                                                        ===========
Pro forma earnings per share:
  Basic...............................................                                  $      0.55
                                                                                        ===========
  Diluted.............................................                                  $        0.
                                                                                        ===========
Pro forma weighted average number of shares
  outstanding:
  Basic...............................................                                   13,330,000
                                                                                        ===========
  Diluted.............................................
                                                                                        ===========


    The accompanying notes are an integral part of the financial statements.

                           ROCK FINANCIAL CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                         UNREALIZED
                                              ADDITIONAL                   GAIN ON         TOTAL
                                    COMMON     PAID-IN      RETAINED     MARKETABLE    SHAREHOLDERS'
                                    SHARES     CAPITAL      EARNINGS     SECURITIES       EQUITY
                                    ------    ----------    --------     ----------    -------------
Balance December 31, 1994........  $100,000   $1,423,750   $ 2,957,767   $ 1,792,046    $ 6,273,563
Year ended December 31, 1995 Net
  income.........................                            6,863,441                    6,863,441
  Shareholder distributions......                              (67,359)                     (67,359)
  Change in unrealized gain on
     marketable securities.......                                          3,457,339      3,457,339
                                   --------   ----------   -----------   -----------    -----------
Balance December 31, 1995........   100,000    1,423,750     9,753,849     5,249,385     16,526,984
Year ended December 31, 1996 Net
  income.........................                            3,130,738                    3,130,738
  Shareholder distributions......                           (3,498,567)                  (3,498,567)
  Change in unrealized gain on
     marketable securities.......                                         (3,813,016)    (3,813,016)
                                   --------   ----------   -----------   -----------    -----------
Balance December 31, 1996........   100,000    1,423,750     9,386,020     1,436,369     12,346,139
Year ended December 31, 1997 Net
  income.........................                           11,415,356                   11,415,356
  Shareholder distributions......                           (7,216,990)                  (7,216,990)
  Change in unrealized gain on
     marketable securities.......                                         (1,436,369)    (1,436,369)
                                   --------   ----------   -----------   -----------    -----------
Balance December 31, 1997........  $100,000   $1,423,750   $13,584,386   $        --    $15,108,136
                                   ========   ==========   ===========   ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                           ROCK FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                     1995              1996               1997
                                                     ----              ----               ----
Cash flows from operating activities:
  Net income.................................    $   6,863,441    $     3,130,738    $    11,415,356
                                                 -------------    ---------------    ---------------
  Adjustments to reconcile net income to net
     cash used in operating activities:
     Depreciation and amortization...........          506,634            663,428          1,292,479
     Provision for credit losses.............               --                 --            300,000
     Net gain on sale of mortgage
       servicing.............................       (5,728,411)                --                 --
     Net gain on sales of marketable
       securities............................         (345,716)          (991,219)        (2,221,905)
     Change in assets and liabilities:
       Mortgage loans held for sale -
          originations.......................     (821,916,358)    (1,080,765,776)    (1,203,722,723)
       Mortgage loans held for sale -
          sales..............................      774,638,605      1,069,751,958      1,167,388,304
       Other assets..........................           40,942           (314,122)          (625,625)
       Drafts payable........................       (3,484,721)         7,513,046          6,978,509
       Accounts payable......................          304,475          1,215,113          1,256,564
       Accrued expenses and other
          liabilities........................        1,048,546          1,357,558          1,293,858
       Accounts payable, broker..............        3,354,526         (3,354,526)                --
                                                 -------------    ---------------    ---------------
          Total adjustments..................      (51,581,478)        (4,924,540)       (28,060,539)
                                                 -------------    ---------------    ---------------
          Net cash used in operating
            activities.......................      (44,718,037)        (1,793,802)       (16,645,183)
                                                 -------------    ---------------    ---------------
Cash flows from investing activities:
  Proceeds from sale of marketable
     securities..............................       64,201,835         26,056,131         10,846,241
  Purchase of marketable securities..........      (71,564,768)       (17,613,113)        (4,106,842)
  Net increase in real estate owned and loans
     held for investment.....................               --                 --         (1,268,564)
  Purchase of equipment......................         (407,975)        (2,084,296)        (5,621,702)
  Proceeds from sale of mortgage servicing...        5,755,610                 --                 --
  Shareholder (advances) repayments..........         (441,743)        (1,978,492)           892,823
                                                 -------------    ---------------    ---------------
       Net cash provided by (used in)
          investing activities...............       (2,457,041)         4,380,230            741,956
                                                 -------------    ---------------    ---------------
Cash flows from financing activities:
  Net borrowings under warehouse line of
     credit..................................       48,374,896          3,514,047         11,672,590
  Net borrowings under reverse repurchase
     agreement...............................               --                 --         18,161,423
  Net (payments) borrowing under notes
     payable.................................         (445,616)                --          1,944,445
  Shareholder distributions..................          (67,359)        (3,498,567)        (7,216,990)
                                                 -------------    ---------------    ---------------
       Net cash from financing activities....       47,861,921             15,480         24,561,468
                                                 -------------    ---------------    ---------------
Net increase in cash and cash equivalents....          686,843          2,601,908          8,658,241
Cash and cash equivalents, beginning of
  year.......................................               --            686,843          3,288,751
                                                 -------------    ---------------    ---------------
Cash and cash equivalents, end of year.......    $     686,843    $     3,288,751    $    11,946,992
                                                 =============    ===============    ===============
Supplemental disclosure of cash flow
  information:
  Cash paid during the year for interest.....    $   3,078,220    $     3,915,704    $     4,994,752
                                                 =============    ===============    ===============
  Transfers of loans from held for sale to
     held for investment.....................    $          --    $            --    $     1,095,293
                                                 =============    ===============    ===============
  Transfers of loans from held for investment
     to real estate owned....................    $          --    $            --    $       173,271
                                                 =============    ===============    ===============
  Write-down of marketable securities for
     other than temporary impairment.........    $     846,500    $            --    $            --
                                                 =============    ===============    ===============

    The accompanying notes are an integral part of the financial statements.

                           ROCK FINANCIAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:


     Rock Financial Corporation (the "Corporation") is a specialty finance company marketing conventional and sub-prime debt consolidation and home financing loans, secured primarily by first or second mortgages on one- to four-family, owner-occupied residences. The Corporation markets its loans directly to consumers. The Corporation's current loan products include "Sub-Prime Home Equity Loans" and "High LTV Loans" (together, "Sub-Prime Loans") and "Conventional Loans."


     The Corporation currently operates through three major divisions. Rock originates Sub-Prime Home Equity Loans to individuals with impaired credit characteristics, high levels of debt service to income, unfavorable past credit experience, limited credit history, limited employment history or unverifiable income through its Fresh Start(TM) division. Rock originates High LTV Loans to individuals with good credit histories but little or no equity in their homes through its Specialty Lending division. Rock also originates Conventional Loans through its Conventional Mortgage Lending division. In 1997, the Corporation originated its production from 19 branch locations operating in Michigan, Illinois and Ohio.

     a. CASH EQUIVALENTS

          The Corporation considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Included in cash was $222,752 and $257,730 of restricted cash for mortgagor escrows at December 31, 1996 and 1997, respectively.

     b. MARKETABLE SECURITIES

          The Corporation accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities ("SFAS 115"). All marketable securities are classified as available-for-sale and are carried at market value. Unrealized gains and losses are included as a separate component of shareholders' equity. Dividends on equity securities are recognized on the ex-dividend date.

        The Corporation continuously evaluates its marketable investment securities for other-than-temporary or permanent impairment, which is defined as being greater than 20 percent impaired for greater than six consecutive months. When an investment security is determined to have other-than-temporary or permanent impairment, the loss is recognized through a charge against income.

     c. MORTGAGE LOANS HELD FOR SALE

          Mortgage loans held for sale are valued at the lower of cost or market, determined on an aggregate basis, based upon commitments from investors to purchase such loans or upon prevailing market rates. Loans determined to be non-salable are transferred to loans held for investment at their estimated fair value at the date of transfer.

     d. MORTGAGE LOANS HELD FOR INVESTMENT

          Mortgage loans held for investment are stated at their principal amount outstanding, net of an allowance for loan losses. Interest on loans is accrued daily based on the outstanding principal balance. Loans are generally placed on a non-accrual basis when principal or interest is past due 90 days or more and when, in the opinion of management, full collection of principal and interest is unlikely. At the time a loan is placed on non-accrual status, interest previously accrued but not yet collected is charged against current income. Income on such loans is then recognized only to the extent that cash is received and where future collection of principal is probable. Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the yield.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

     e. ALLOWANCE FOR LOSSES

          The allowance for losses is based on management's periodic evaluation of the potential loss exposure associated with the portfolio of mortgage loans held for investment and costs to be incurred due to the repurchase of mortgage loans or indemnification of losses based on alleged violations of representations and warranties customary to the mortgage banking industry, and reflects an amount that, in management's opinion, is adequate to absorb such estimated losses. In evaluating the potential exposure, management takes into consideration numerous factors, including current economic conditions, prior loss experience, the provisions of loan sale agreements, the composition of the portfolio of mortgage loans held for investment, and management's evaluation of the collectibility of specific mortgage loans held for investment.

     f. REAL ESTATE OWNED

          Real estate owned is recorded at the lower of the cost of acquisition or the asset's fair value, net of disposal cost at the time of foreclosure, which becomes the property's new basis. Any write-downs at date of acquisition are charged to the allowance for losses. Expenses incurred in maintaining assets and subsequent write-downs to reflect declines in value are charged to general and administrative expenses.

     g. INVESTOR RESERVES

          Investor reserves represent reserves for the estimated repayment, where applicable, of a portion of the premium received from investors on sales of certain sub-prime loans if such loans are repaid in their entirety within a specified time period after the sale of the loans (generally one year). Provisions for premium recapture are determined based on management's estimates of potential repayments, considering factors such as historical premium recapture experience, projected prepayments on loans sales, existence of prepayment penalties to be paid by the borrower, and general economic conditions. Actual premium recapture experience may vary from management's estimates.

     h. PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is generally computed on a straight line basis over the estimated useful lives of the assets. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts; any resulting gain or loss is credited or charged to operations. Costs of maintenance and repairs are charged to expense when incurred.

     i. REVENUE RECOGNITION

          Loan origination revenue and associated incremental direct costs on loans held for sale are deferred until the related loan is sold. Gains and losses on loans are recognized at the time of sale and are based upon the difference between the selling price and the carrying value of the related loans sold. Loan servicing revenue is earned as the related principal is collected. Interest on mortgage loans held for sale and mortgage loans held for investment is credited to income as earned, and interest expense on related borrowings is expensed as incurred.

          The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as of January 1, 1997. The impact of the adoption of this standard was not material to the Corporation's financial position or results of operations.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

     j. DERIVATIVE FINANCIAL INSTRUMENTS

          The Corporation utilizes derivative financial instruments as part of an overall interest rate risk and mortgage pipeline management strategy. Derivative financial instruments utilized by the Corporation include treasury-based options. The Corporation is an end-user of derivative financial instruments and does not conduct trading activities for derivatives. These derivative financial instruments involve, to varying degrees, elements of credit and market risk which are not recognized on the balance sheet.

          Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract which exceeds the value of existing collateral, if any. Market risk is the possibility that future changes in market conditions may make the derivative financial instrument less valuable. The Corporation evaluates the risks associated with derivatives in much the same way as the risks with on-balance-sheet financial instruments. The derivative's risk of credit loss is generally a small fraction of the notional value of the instrument and is represented by the fair value of the derivative instrument. The Corporation attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

          The Corporation uses treasury-based options in hedging its interest rate risk exposure. Utilization of treasury-based options involves some degree of basis risk. Basis risk is defined as the risk that the hedge instrument's price does not move as expected relative to the increase or decrease in the market price of the hedged financial instrument. The Corporation calculates an expected hedge ratio to attempt to mitigate a portion of this risk.

          The Corporation accounts for its options utilizing "Split Accounting." The option's value is categorized into "intrinsic" and "time value" components. The intrinsic value is the amount that the option is "in the money." The time value is the amount by which its price exceeds its intrinsic value. Split Accounting results in accounting for time value and intrinsic value separately. The time value is amortized over the option's exercise period. The intrinsic value is recognized as a component of the gain or loss on settlement of the option.

     k. INCOME TAXES

          Effective March 1, 1992, the Corporation elected to have its income taxed directly to the individual shareholders, in accordance with the S corporation provisions of the Internal Revenue Code. Accordingly, no provision for income taxes has been reflected in the financial statements (see note 18 for a description of pro forma basic and diluted earnings per share).

     l. ADVERTISING COSTS

          Advertising costs are incurred for non-direct response advertising. Accordingly, the costs of producing the advertising are expensed as incurred, while the costs of communicating the advertising are expensed when the advertising space or airtime is first used.

     m. EARNINGS PER SHARE

          Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of common shares and common share equivalents during the year (see note 18 for a description of pro forma basic and diluted earnings per share).

     n. MANAGEMENT ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

     liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     o. RECLASSIFICATIONS

          Certain amounts from the prior year have been reclassified to conform with current year presentation.

2. MARKETABLE SECURITIES:

     The marketable securities held by the Corporation at December 31, 1996, which were all equity securities, had an aggregate cost of $4,517,491 and an aggregate fair value of $5,953,860, resulting in a net unrealized gain of $1,436,369, including gross unrealized gains of $1,704,872 and gross unrealized losses of $268,503.

     Realized gains and losses on marketable securities are computed based on the specific identification method. Realized gains of $4,633,620, $4,511,466, and $3,156,783 and realized losses of $4,287,904, $3,520,247 and $646,895 on the sale of marketable securities for the years ended December 31, 1995, 1996 and 1997, respectively, are included in the determination of net income. Included in realized losses for the year ended December 31, 1995, was a write-down of approximately $846,500 on a marketable security for other than temporary impairment.

3. MORTGAGE LOANS HELD FOR SALE AND HELD FOR INVESTMENT:

     The following summarizes mortgage loans held for sale by type at December 31, 1996 and 1997:

                                                                 1996           1997
                                                                 ----           ----
Conventional prime loans held for sale......................  $68,972,367   $ 74,049,209
Sub-prime loans held for sale...............................   15,459,184     38,372,558
High LTV loans held for sale................................      323,400      9,194,343
                                                              -----------   ------------
                                                               84,754,951    121,616,110
Net deferred loan origination costs (fees)..................      254,444       (272,296)
                                                              -----------   ------------
  Mortgage loans held for sale..............................  $85,009,395   $121,343,814
                                                              ===========   ============

     Included in mortgage loans held for investment at December 31, 1997 was an allowance for credit losses of $270,000, which was established in 1997 through a provision of $300,000 offset by charge-offs of $30,000.

     As of December 31, 1996, one loan classified as held for sale with an outstanding balance of approximately $45,000 was greater than 90 days past due. As of December 31, 1997, there were no loans held for sale that were greater than 90 days past due. As of December 31, 1997, there were approximately $72,000 of loans held for investment that were greater than 90 days past due (none in 1996), $25,000 of which was classified as nonaccrual at December 31, 1997.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

4. PROPERTY AND EQUIPMENT:

     Property and equipment are depreciated over lives ranging from five to seven years for office furniture, equipment and leasehold improvements. Property and equipment consist of the following:

                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1996            1997
                                                                ------------    ------------
Office furniture and equipment..............................     $4,133,940     $ 9,779,846
Leasehold improvements......................................        195,252         600,958
Projects in process.........................................        489,600          59,595
                                                                 ----------     -----------
  Total cost................................................      4,818,792      10,440,399
Accumulated depreciation....................................      2,137,478       3,429,862
                                                                 ----------     -----------
  Net.......................................................     $2,681,314     $ 7,010,537
                                                                 ==========     ===========

5. BORROWINGS:

     Advances under the Corporation's warehouse line of credit are based on a formula computation, with interest due monthly, are due on demand, and are collateralized by residential first and second mortgages. Advances may be drawn for working capital and sub-prime, high LTV, and conventional prime mortgage loans. Interest rates are variable and are based on the federal funds rate and prime rate, depending on the type of advance. Interest rates ranged from 7.16 percent to 8.75 percent at December 31, 1996 and 6.69 percent to 7.69 percent at December 31, 1997, with weighted average interest rates of 7.29 percent and 6.94 percent at December 31, 1996 and 1997, respectively.

     The maximum outstanding balance permitted under the line was $90,000,000 (with certain sublimits for working capital, non-conforming and second mortgage loans) at December 31, 1996 and 1997. The Corporation is required to maintain a minimum tangible net worth and other financial covenants, as defined in the agreement. The Corporation was in compliance with the requirements as of December 31, 1996 and 1997.

     The Corporation's reverse repurchase agreement entered into in 1997 provides that the lender will purchase from the Corporation, subject to the Corporation's agreement to repurchase on a daily basis, up to $100 million of conventional prime and sub-prime mortgage loans at par. Loans subject to purchase are fixed and adjustable rate, fully-amortizing, first or junior lien residential mortgage loans and home equity loans that comply with the Corporation's origination guidelines and conform to whole and bulk loan sale requirements. This agreement is not a committed facility and the lender may elect to discontinue the repurchase agreement at any time. The term of any financing under the repurchase agreement matures and may be renewed on a daily basis. In any event, the arrangement terminates in March 1999. Interest rates are variable and are based on the London Interbank Offered Rate, depending on the type of advance. The interest rate in effect at December 31, 1997 was 8.25 percent, while the weighted average interest rate during 1997 was 6.88 percent.

     In February 1997, the Corporation borrowed $2,000,000 for the purchase of computer equipment and software. The note matures in three years, payments are based on equal monthly installments plus interest at 75 basis points over prime, and the loan is collateralized by the Corporation's equipment. The interest rate in effect at December 31, 1997 was 9.25 percent.

     Drafts payable represent funds advanced for mortgages closed which have not yet been drawn against the warehouse line of credit.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

6. INVESTOR RESERVES:

     The following presents the activity in the investor reserves, which are included in accrued expenses and other liabilities, for the periods indicated:

                                                                  1995        1996         1997
                                                                  ----        ----         ----
Beginning balance...........................................    $ 25,249    $ 226,809    $ 389,162
Provision for premium recapture.............................     204,935      317,262      602,632
Premium recapture paid......................................      (3,375)    (154,909)    (297,954)
                                                                --------    ---------    ---------
Ending balance..............................................    $226,809    $ 389,162    $ 693,840
                                                                ========    =========    =========

7. RELATED PARTY TRANSACTIONS:

     During the years ended December 31, 1996 and 1997, the Corporation made short-term advances to certain shareholders that bear interest at 3 percent per year. The highest amounts outstanding during the period to any shareholder totaled approximately $2,700,000 and $6,100,000 in 1996 and 1997, respectively. Interest income relating to such advances totaled approximately $62,000, $98,000 and $148,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     In addition, the Corporation made short-term loans to certain affiliates during 1996 and 1997. The maximum amounts outstanding during 1996 and 1997 were $50,000 and $400,000, respectively. No balance was remaining outstanding at either December 31, 1996 or 1997. Interest income relating to such loans totaled approximately $13,000, $300, and $10,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

8. OPERATING LEASES:

     The following is a schedule of future minimum lease payments (for leases with initial or remaining terms in excess of one year) as of December 31, 1997:

1998........................................................    $2,500,000
1999........................................................     1,700,000
2000........................................................     1,200,000
2001........................................................       600,000
2002 and thereafter.........................................       300,000
                                                                ----------
  Total.....................................................    $6,300,000
Less sublease payments to be received.......................       100,000
                                                                ----------
  Net future minimum lease payments.........................    $6,200,000
                                                                ==========

     Total rental expense incurred during the years ended December 31, 1995, 1996 and 1997, was $980,000, $990,000 and $1,580,000, respectively.

9. EMPLOYEE BENEFIT PLAN:

     The Corporation maintains a defined contribution 401(k) Savings Plan covering substantially all full-time employees. Employees can make elective contributions to the plan. The plan requires the Corporation to contribute 20 percent of employee contributions to the plan up to a maximum of one percent of the employee's gross pay. The Corporation's contributions to the plan for the years ended December 31, 1995, 1996 and 1997 amounted to $42,000, $43,000 and $83,000, respectively.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

10. STOCK PURCHASE AGREEMENT:

     The Corporation is a party to a Shareholders Agreement with its three shareholders. The terms of the agreement restrict the sale and pledging of the shareholders' stock in the Corporation. The agreement also gives the Corporation the option to purchase the stock of two of the shareholders upon death. The purchase price is based upon an appraisal of the Corporation and is partially insured by life insurance policies carried on the lives of the shareholders (see note 17).

11. STOCK OPTION PLAN AND EMPLOYMENT AGREEMENTS:

     On December 27, 1996, the Corporation approved a stock option plan in which 3,578,617 common shares have been reserved for issuance (see note 17). Under the plan, the exercise price of any incentive stock option will not be less than the fair market value of the common shares on the date of grant. The exercise price of any nonqualified option and the dates on which the options are first exercisable are determined by the Stock Option Committee or the Board of Directors. The term of any option may not exceed ten years from the date of grant. On December 28, 1996, 1,540,684 immediately exercisable options were granted at $4.68 per share. On January 31, 1997 (as adjusted in March 1997), 780,000 options were granted, vesting in one-fifth cumulative annual installments beginning December 31, 1997, at $4.68 per share. On April 30, 1997, 90,000 options were granted, vesting in one-fifth cumulative annual installments beginning December 31, 1997, at $4.68 per share. On July 30, 1997, 196,500 options were granted, vesting in one-fifth cumulative annual installments beginning December 31, 1998, at $7.00 per share. At December 31, 1997, 1,086,433 common shares were reserved for issuance under the plan.

     Option activity since the plan was adopted in 1996 was as follows:

                                                               NUMBER     WEIGHTED AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Options outstanding at December 31, 1995....................         --          N/A
Activity during 1996:
  Granted...................................................  1,540,684        $4.68
  Expired...................................................         --          N/A
                                                              ---------        -----
Options outstanding at December 31, 1996 (all
  exercisable)..............................................  1,540,684        $4.68
Activity during 1997:
  Granted...................................................  1,066,500        $5.11
  Expired...................................................         --           --
  Forfeited.................................................    110,000        $4.68
                                                              ---------        -----
Options outstanding at December 31, 1997 (including
  exercisable options for 1,692,684 shares).................  2,497,184        $4.86
                                                              =========        =====

     In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Corporation applied the intrinsic value method of accounting, as described in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to its stock-based compensation. Accordingly, no compensation expense has been charged against income for stock option grants. Had compensation expense been determined based on the fair value at the 1996 and 1997 grant dates, consistent with the fair value methodology of SFAS No. 123, the Corporation's net income (loss) would have been ($369,262) and $11,065,356 in 1996 and 1997, respectively.

     The weighted average fair value of options granted in 1996 and 1997 totalled $2.30 and $2.50 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in valuing the option grants for the years ended

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

December 31, 1996 and 1997, respectively, were expected life, five years for both years; interest rate 5.40% and 5.30%; and volatility (the measure by which the stock price has fluctuated or will be expected to fluctuate during the period), 66% for both years.

     At December 31, 1997, 2,497,184 of the outstanding options have exercise prices that range between $4.68 and $7.00, with a weighted average exercise price of $4.86. Of these options, 1,692,684 options are exercisable, with a weighted average exercise price of $4.68 and a weighted average contractual maturity of 8.8 years. The remaining 804,500 outstanding options have exercise prices that range between $4.68 and $7.00, with a weighted average exercise price of $5.25, and a weighted average contractual maturity of 8.8 years.

     Certain option holders who are officers of the Corporation entered into employment agreements which stipulate a "Distribution Bonus" is entitled to be paid upon certain conditions. The agreements require the Corporation to pay the "Distribution Bonus" at the same time as shareholders receive distributions in respect of their common shares, except for "Excluded Payments", as long as the officers are employed by the Corporation. The amount of the "Distribution Bonus" is determined by the number of common shares of the Corporation that these officers have the right to acquire multiplied by the per share distributions paid to shareholders. "Excluded Payments" mean all the following (1) any distribution that is not cash or property, (2) any distribution of securities issued by the Corporation, (3) salaries, bonuses or other compensation that one or more shareholders may receive as consideration for services rendered, (4) distributions to shareholders to cover their income tax liabilities for the S corporation status, and (5) distributions of up to $5 million paid to shareholders by September 1, 1997.

     No distributions were made to shareholders in 1995, 1996 or 1997 that resulted in the required payment of the Distribution Bonus. The Corporation's shareholders do not intend to receive distributions in the normal course of business in the foreseeable future in excess of the Excluded Payments. Therefore, the Distribution Bonuses, which would have been approximately $70,000 in 1995, $600,000 in 1996, and $1.1 million in 1997, have not been accrued for or recognized as compensation expense in the accompanying financial statements. Such accrual and corresponding compensation expense will be recognized when such shareholder distributions are declared.

     In February 1998, the option holders who were entitled to these Distribution Bonuses entered into an agreement whereby their rights to the Distribution Bonuses will be eliminated if the Offering (see note 17) is consummated (if the Offering is not consummated, the prior provisions with respect to the Distribution Bonuses will be reinstated). These rights were replaced with the rights to exercise existing options representing approximately 330,000 of the Corporation's common shares and simultaneously sell the shares as part of a proposed initial public offering of the Corporation's stock. In addition, the option holders were granted additional options for 450,000 common shares at an exercise price equal to the initial public offering price. As the existing options expected to be exercised were granted at the fair value of the stock at the date of grant, and the additional options for 450,000 common shares expected to be granted are being granted at the fair value at the date of grant, the Corporation has recognized no compensation expense associated with such options.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosures of the fair value of certain financial instruments for which it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

     The following tables present the carrying amounts and fair value of financial instruments at December 31, 1996 and 1997:

                                                  DECEMBER 31, 1996             DECEMBER 31, 1997
                                              --------------------------    --------------------------
                                               CARRYING         FAIR         CARRYING         FAIR
                                                AMOUNT          VALUE         AMOUNT          VALUE
                                               --------         -----        --------         -----
Cash and cash equivalents.................    $ 3,288,751    $ 3,290,000    $11,949,992    $11,950,000
Marketable securities.....................      5,956,471      5,960,000             --             --
Mortgage loans held for sale--
  Conventional prime......................     69,343,512     70,300,000     74,475,694     75,500,000
  Sub-prime home equity...................     15,277,512     16,000,000     37,896,640     39,900,000
  High LTV second mortgages...............        388,371        400,000      8,971,480      9,700,000
Mortgage loans held for investment........             --             --        810,293        900,000
Warehouse line of credit..................     67,621,266     67,600,000     79,293,856     79,300,000
Reverse repurchase agreement..............             --             --     18,161,423     18,200,000
Notes payable.............................             --             --      1,944,445      1,900,000
Calls on U.S. Treasury securities.........             --             --         17,000         14,000

     Fair value methods and assumptions for the Corporation's financial instruments are as follows:

Cash and Cash Equivalents

     The carrying amounts reported in the balance sheet for cash and cash equivalents reasonably approximate those assets' fair values.

Marketable Securities Available for Sale

     Fair values for marketable securities available for sale are based on quoted market prices.

Loans Held for Sale and Loans Held for Investment

     For mortgage loans held for sale and investment, fair value is estimated using quoted market prices for similar loans, adjusted for differences in loan characteristics, including credit quality. The carrying amount of accrued interest receivable approximates the assets' fair value.

Borrowings

     For borrowings, fair value is estimated based on the discounted value of contractual cash flows using interest rates currently in effect for similar maturities and collateral requirements. As all of the borrowings have variable interest rates that approximate current market interest rates for similar types of liens of credit and are due upon demand, the carrying amount of these borrowings approximates their estimated fair values.

Off-Balance-Sheet Instruments

     The fair value of the calls on U.S. Treasury securities is based on quoted market prices for similar instruments.

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments to extend credit approximated the book values at both December 31, 1996 and 1997.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997


     The Corporation had mandatory forward sales commitments for future delivery of FNMA and Freddie Mac securities of $82,535,000 as of December 31, 1997. The Corporation's exposure to credit loss in the event of non-performance by other parties to the mandatory sales commitments represents the difference between the contractual amount and the fair value of those agreements based on quoted market prices. The fair value of those agreements approximated the contractual amount as of December 31, 1997.


13. LOAN SERVICING PORTFOLIO:

     In April 1995, the Corporation sold its entire remaining loan servicing portfolio. As a result of the sale, the Corporation recognized a gain of $5,728,411, net of the related capitalized purchase mortgage servicing rights.

14. STOCK SPLIT:

     On January 8, 1997, the Corporation effected a stock split of the Corporation's common shares on the basis of 1,118.31805 common shares for each common share formerly issued and outstanding. The financial statements and related disclosures have been retroactively adjusted to reflect this split.

15. LOAN FEES AND GAINS AND LOSSES ON THE SALE OF MORTGAGES:

     Loan fees and gains and losses on the sale of mortgages for the years ended December 31, 1995, 1996 and 1997 were comprised of the following components:

                                                           1995          1996          1997
                                                           ----          ----          ----
Gain on loan sales....................................  $17,016,142   $25,613,600   $37,728,135
Net loan origination fees.............................      977,072     2,663,099     9,958,806
Provision for premium recapture.......................     (204,935)     (317,262)     (602,632)
                                                        -----------   -----------   -----------
                                                        $17,788,279   $27,959,437   $47,084,309
                                                        ===========   ===========   ===========

16. COMMITMENTS AND CONTINGENCIES:

     The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are loan commitments to extend credit and treasury-based options. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

     The Corporation's exposure to credit loss in the event of the non-performance by the other party to the financial instruments for loan commitments to extend credit is represented by the contractual amounts of these instruments, while the risk of credit loss associated with the Corporation's treasury-based options is a small fraction of the notional amount of the instrument and is represented by the fair value of such instruments. The Corporation uses the same credit policies in making credit commitments as it does for on-balance-sheet loans.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

     Financial instruments for loan commitments to extend credit whose contract amounts represent credit risk at December 31, 1996 and 1997, are as follows:

                                                 DECEMBER 31, 1996             DECEMBER 31, 1997
                                            ---------------------------   ---------------------------
                                            FIXED-RATE    VARIABLE-RATE   FIXED-RATE    VARIABLE-RATE
                                            ----------    -------------   ----------    -------------
Conventional prime loans..................  $59,600,000    $43,600,000    $58,500,000    $17,600,000
Sub-prime loans...........................      300,000        500,000      4,600,000      3,600,000
High LTV loans............................           --             --     12,300,000             --
                                            -----------    -----------    -----------    -----------
                                            $59,900,000    $44,100,000    $75,400,000    $21,200,000
                                            ===========    ===========    ===========    ===========

     Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Market risk may arise if interest rates move adversely subsequent to the extension of loan commitments.

     The treasury-based options held by the Corporation at December 31, 1997 were calls on U.S. Treasury securities in the notional amount of $2 million, to mitigate its interest rate risk on its conventional mortgage loan pipeline.

     The Corporation is subject to various claims and legal proceedings arising out of the normal course of business, none of which, in the opinion of management, is expected to have a material effect on the Corporation's financial position.

17. SUBSEQUENT EVENTS:

     The Corporation is contemplating an initial public offering of common shares (the "Offering"). In connection with the proposed Offering, the Corporation's Board of Directors approved an amendment and restatement of the Corporation's Restated Articles of Incorporation to (i) increase the authorized common shares from 20,000,000 to 50,000,000, and (ii) reorganize the Board of Directors into three classes with staggered terms ending on the first, second or third succeeding Annual Meeting of Shareholders of the Corporation and providing that Directors may be removed only for cause. The Corporation's shareholders approved such amendment and restatement on February 18, 1998. In connection with the proposed Offering, the Corporation has capitalized approximately $55,000 of costs directly associated with the Offering.

     Also on February 18, 1998, the Corporation's Board of Directors (i) declared a dividend to the Corporation's then existing shareholders, subject to, and effective immediately before, the closing of the Offering and payable out of the proceeds of the Offering, equal to the entire amount of the Corporation's income taxed or taxable to the existing shareholders while the Corporation was an S corporation, but not yet distributed to them (the "Shareholder Distribution Amount"), and (ii) approved a Tax Indemnification Agreement among the Corporation and its then existing shareholders. The Tax Indemnification Agreement is intended to ensure that, if there is any reallocation of taxable income or deductions between the period during which the Corporation was taxed as an S corporation and the period after the closing of the Offering during which it is taxed as a C corporation, income taxes are borne either by the Corporation or the existing shareholders to the extent that such parties received the related income.

     In addition, on February 18, 1998, the Corporation's Board of Directors approved a Shareholders Agreement among the Corporation and its existing shareholders. The terms of the agreement provide that two of the minority shareholders will vote their common shares in the manner directed by the majority shareholder.

                           ROCK FINANCIAL CORPORATION

                        DECEMBER 31, 1995, 1996 AND 1997

     In addition, on February 18, 1998, the Corporation's Board of Directors and shareholders amended and restated the Corporation's 1996 Stock Option Plan to increase the number of shares reserved for issuance under the plan from 3,578,617 Common Shares to 4,500,000 Common Shares.

18. UNAUDITED PRO FORMA FINANCIAL INFORMATION:

     The pro forma financial information has been presented to show what the significant effects on the historical financial position might have been had the distribution of the Shareholder Distribution Amount, the termination of the Corporation's S corporation status, the exercise of options by the Selling Shareholders in connection with the Offering, and the sale of the Common Shares offered by the Company in the Offering occurred as of December 31, 1997, in connection with the proposed Offering described in note 17 and to show what the significant effects on the historical results of operations might have been had the Corporation not been treated as an S corporation for income tax purposes as of the beginning of the earliest year presented.

     Pro Forma Balance Sheet -- The Corporation's December 31, 1997 balance sheet is adjusted for the following pro forma adjustments: (1) the distribution from retained earnings of the Shareholder Distribution Amount of $18 million,
(2) the establishment of a deferred tax asset of $1.7 million in connection with the proposed termination of the Corporation's S corporation status as of December 31, 1997, with an offsetting increase in retained earnings, (3) although he is not required to do so, the expected repayment by one of the Company's shareholders of the entire outstanding balance of shareholder advances (approximately $1.6 million as of December 31, 1997) with his share of the Shareholder Distribution Amount, and the Corporation's expected use of that cash to repay a portion of the amounts outstanding under its warehouse line of credit, (4) the receipt by the Company of approximately $1.5 million upon exercise by certain of the Company's option holders of 330,000 options at $4.68 a share to acquire the Common Shares they are selling in the Offering and the Corporation's application of the estimated net proceeds therefrom to repay a portion of the amounts outstanding under its warehouse line of credit, and (5) the sale of the Common Shares offered by the Company in the Offering and the application of the estimated net proceeds therefrom to fund the Shareholder Distribution Amount and repay a portion of the amounts outstanding under its warehouse line of credit. The Company does not expect to have any undistributed "S" corporation earnings. The principal components of the Corporation's pro forma deferred tax asset related to the temporary differences between tax and book accounting for recognition of gains on sales of mortgage loans. The amount of the deferred tax asset to be recorded will be dependent upon the extent of such temporary differences at the date of revocation of the Corporation's S corporation status.

     Pro Forma Net Income -- The presentation of pro forma net income represents the historical results of operations adjusted to recognize federal and state income taxes as if the Corporation had been taxed as a C corporation rather than an S corporation for all of the periods presented, using a pro forma combined federal and state income tax rate of approximately 36.0%.


     Pro forma basic earnings per share has been computed by dividing pro forma net income by the 13,330,000 average shares assumed to be outstanding including the 3,000,000 shares to be sold by the Corporation in the proposed Offering and the 330,000 shares to be sold by certain existing shareholders in the proposed Offering (after exercising options to purchase those shares from the Corporation). Pro forma diluted earnings per share has been computed by dividing
pro forma net income by the            average shares assumed to be outstanding,
including the 3,000,000 shares to be sold by the Corporation in the proposed Offering and the 330,000 shares to be sold by certain existing shareholders in the proposed Offering (after exercising options to purchase those shares from the Corporation) as well as the number of common stock equivalent shares assumed to be outstanding upon exercise of the Corporation's stock options existing as of December 31, 1997, using the treasury stock method and the initial public
offering price of $   per share.

A HIGHLY VISIBLE RETAIL PRESENCE

Rock originates loans through twenty-six stores and branches, one marketing center and one call center. Rock originates 100% of its loans through its retail operations, marketing its loans directly to consumers.

The majority of the Fresh Start(TM) stores are located in retail strip malls or office buildings with substantial signage. Rock opened nine Fresh
Start(TM) stores and a pilot marketing center located within a Super Kmart(TM) during 1997.

Fresh Start(TM) Loan Center, Super Kmart(TM), Broadview, Illinois

Fresh Start(TM) Loan Center, Toledo, Ohio

Fresh Start(TM) Loan Center, Toledo, Ohio

Fresh Start(TM) Loan Center, Super Kmart(TM), Broadview, Illinois

Rock Financial, Canton, Michigan
(Conventional Mortgage Lending)

Fresh Start(TM) Loan Center, Hodgkins, Illinois

                              In January 1998, Rock opened an additional five Fresh Start(TM) stores.

                              Rock plans to increase the number of its Fresh Start(TM) stores, thereby increasing loan production and diversifying its operations geographically.

                              Rock believes it is creating growing brand identities and a retail franchise that will sustain its loan origination efforts.
                              Gracie the Groundhog...official mascot of Fresh Start(TM)

THE
RETAIL
FRANCHISE

Fresh Start(TM) Loan Center, Hodgkins, Illinois

===========================================================


    UNTIL MAY   , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                           -------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.....................       3
Risk Factors...........................      12
Termination of S Corporation
  Status...............................      23
Use of Proceeds........................      24
Capitalization.........................      25
Dividend Policy........................      26
Dilution...............................      27
Selected Financial Data................      28
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................      30
Business...............................      43
Management.............................      60
Certain Transactions...................      68
Principal and Selling Shareholders.....      70
Description of Capital Stock...........      72
Shares Eligible for Future Sale........      75
Underwriting...........................      77
Legal Matters..........................      79
Experts................................      79
Change in Accountants..................      79
Additional Information.................      79
Index to Financial Statements..........     F-1

    NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ROCK, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON SHARES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

===========================================================
===========================================================

                                   3,330,000

                              ROCK FINANCIAL LOGO

                                 COMMON SHARES
                             ---------------------
                                   PROSPECTUS
                             ---------------------
                            BEAR, STEARNS & CO. INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                                  RONEY & CO.


                                 MAY    , 1998


===========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated amounts of expenses to be borne by Rock in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions):

Securities and Exchange Commission Registration Fee.........  $   11,297
NASD Filing Fee.............................................       4,330
Nasdaq Listing Fee..........................................      15,000
Printing and Engraving Expenses.............................     150,000
Accounting Fees and Expenses................................     300,000
Legal Fees and Expenses.....................................     275,000
Blue Sky Fees and Expenses..................................       7,500
Transfer Agent's and Registrar's Fees and Expenses..........      10,000
Premium on Directors and Officers Insurance.................     300,000
Miscellaneous Expenses......................................     226,873
                                                              ----------
     Total..................................................  $1,300,000
                                                              ==========

     All of these expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, represent estimates only.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Sections 561-571 of the Michigan Business Corporation Act, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

     Rock is obligated under its bylaws to indemnify a present or former Director or officer of Rock and may indemnify any other person, to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to Rock or a subsidiary, or to another organization at the request of Rock or a subsidiary. In addition, the Articles of Incorporation of Rock limit certain personal liabilities of Directors of Rock.

     Reference is also made to Section 7 of the Underwriting Agreement (a form of which is attached to this Registration Statement as Exhibit 1.1) with respect to undertakings by the Underwriters to indemnify Rock, its Directors and officers and each person who controls Rock within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain civil liabilities, including certain liabilities under the Securities Act.

     Rock has obtained Directors' and Officers' liability insurance. The policy provides for $5,000,000 in coverage including prior acts dating to Rock's inception and liabilities under the Securities Act in connection with this Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following securities of Rock were sold by Rock during the past three years without being registered under the Securities Act:

          1. In December 1996, Rock granted options to purchase an aggregate of 1,540,684 Common Shares at an exercise price of $4.68 a share to three key employees of Rock. Options to purchase 330,000 of these

     Common Shares are expected to be exercised on or before the closing of the Offering. The options and the underlying Common Shares were not registered, but were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

          2. During 1997, Rock granted options to purchase (i) an aggregate of 780,000 Common Shares in January 1997 (as adjusted in March 1997) at an exercise price of $4.68 per share to an aggregate of 53 key employees of Rock, (ii) an aggregate of 90,000 Common Shares in April 1997 at an exercise price of $4.68 per share to an aggregate of 12 key employees of Rock, and (iii) an aggregate of 189,000 Common Shares in July 1997 (as adjusted in March 1998) at an exercise price of $7.00 per share to an aggregate of 37 key employees of Rock. Such Common Shares and the underlying options were not registered, but were issued in reliance upon the exemption from registration contained in Rule 701 or Section 4(2) under the Securities Act of 1933.

          3. During 1998 and effective on the closing date of this Offering, Rock granted options to purchase an aggregate of 450,000 Common Shares at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus to three key employees of Rock. Such Common Shares and the underlying options were not registered, but were issued in reliance upon the exemption from registration contained in
     Section 4(2) and Rule 701 under the Securities Act of 1933.

          4. Effective as of the closing date of this Offering, Rock intends to grant ten-year options under its 1996 Stock Option Plan to purchase an aggregate of approximately 438,500 Common Shares to approximately 124 Directors and employees of the Company at an exercise price equal to the initial public offering price of the Common Shares. Such options are not expected to be registered, but will be issued in reliance upon the exemption from registration contained in Section 4(2) under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     See Exhibit Index immediately preceding the exhibits.

     (b) FINANCIAL STATEMENT SCHEDULES

     All schedules are either inapplicable or the information is included in Rock's financial statements and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bingham Farms, State of Michigan, on April 30, 1998.

                                          ROCK FINANCIAL CORPORATION
                                                       (Registrant)

                                          By:      /s/ DANIEL GILBERT
                                            ------------------------------------
                                            Daniel Gilbert
                                            Its:  Chairman of the Board and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to registration statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                      TITLE                         DATE
                  ---------                                      -----                         ----

             /s/ DANIEL GILBERT                    Chairman of the Board,                April 30, 1998
---------------------------------------------        Chief Executive Officer and
               DANIEL GILBERT                        Director
                                                     (Principal Executive Officer)

          /s/ FRANK E. PLENSKOFSKI                 Chief Financial Officer               April 30, 1998
---------------------------------------------        (Principal Financial Officer and
            FRANK E. PLENSKOFSKI                     Principal Accounting Officer)

                     *                             Director                              April 30, 1998
  -------------------------------------------
              STEVEN M. STONE

                     *                             Director                              April 30, 1998
  -------------------------------------------
               GARY L. GILBERT

                     *                             Director                              April 30, 1998
  -------------------------------------------
              DAVID A. BRANDON

                     *                             Director                              April 30, 1998
  -------------------------------------------
                DAVID KATZMAN

                     *                             Director                              April 30, 1998
  -------------------------------------------
             ROBERT V. SCHECHTER

        *By: /s/ FRANK E. PLENSKOFSKI                                                    April 30, 1998
---------------------------------------------
            FRANK E. PLENSKOFSKI
              Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT                           DESCRIPTION
-------                           -----------
 1.1      Proposed form of Underwriting Agreement.
 3(i)     Form of Restated Articles of Incorporation of Rock Financial
          Corporation.
 3(ii)    Amended and Restated Bylaws of Rock Financial Corporation.
 4.1      Specimen Common Share Certificate.
 5.1*     Opinion of Honigman Miller Schwartz and Cohn concerning the legality of the securities being offered.
10.1      Amended and Restated Rock Financial Corporation 1996 Stock
          Option Plan.
10.2      Form of Stock Option Agreement granted under the 1996 Stock
          Option Plan.
10.3      Letter Agreement, dated as of April 10, 1998, between Rock
          Financial Corporation and Daniel Gilbert.
10.4      Employment Agreement, dated as of June 27, 1994, as amended as of December 28, 1996 and as of February 18, 1998, between
          Rock Financial Corporation and Steven M. Stone.
10.5      Stock Purchase Agreement, dated as of January 17, 1997, as amended February 26, 1997 and April 1997, between Daniel
          Gilbert and Gary L. Gilbert.
10.6      Second Amended and Restated Mortgage Warehousing Agreement,
          dated as of November 13, 1997, as amended January 30, 1998, among Rock Financial Corporation, the lenders named therein, and Comerica Bank, as agent.
10.7      Amendment No. 2 to Second Amended and Restated Mortgage
          Warehousing Agreement, dated April 2, 1998, among Rock
          Financial Corporation, the lenders named therein, and
          Comerica Bank, as agent.
10.8      Master Repurchase Agreement and Custody Agreement, dated as of March 26, 1997, between Rock Financial Corporation and
          Bear Stearns Home Equity Trust.
10.9      Amendment No. 1 to Master Repurchase Agreement, dated as of
          March 26, 1998, and Letter Agreement, dated as of April 7,
          1998, between Rock Financial Corporation and Bear Stearns
          Home Equity Trust.
10.10     Form of Tax Indemnification Agreement among Rock Financial
          Corporation and the Existing Shareholders.
10.11     Form of Shareholders Agreement among Rock Financial
          Corporation and its shareholders before this Offering.
16.1      Letter, dated February 24th, 1998, from Coopers & Lybrand
          LLP to Rock Financial Corporation and the Securities and
          Exchange Commission.
23.1*     Consent of KPMG Peat Marwick LLP.
23.2*     Consent of Honigman Miller Schwartz and Cohn (included in
          the opinion filed as Exhibit 5.1 to this registration
          statement).
24.1      Powers of Attorney (included after the signature of the
          Registrant contained on page II-4 of this registration
          statement).
24.2      Powers of Attorney for David A. Brandon, David Katzman and
          Robert V. Schechter.
27.1      Financial data schedule.


-------------------------
*Filed with this amendment.